Confidential draft No. 3 as confidentially submitted to the U.S. Securities and Exchange Commission on September 29, 2026. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

KAT Construction Services, Inc.
(Exact name of registrant as specified in its charter)

__________________________________________

Delaware	3281	88-2714725
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3424 Dilido Rd
Dallas, Texas 75228
214-327-5975

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________________________________

Scott Hartman
Chief Executive Officer
KAT Construction Services, Inc.
3424 Dilido Rd
Dallas, Texas 75228
214-327-5975

(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

Copies to:

Rajiv Radia, Esq. Whiteford, Taylor & Preston LLP 1021 E. Cary Street, Suite 2001, Richmond, VA 23219 Tel (804) 807-7376	Lawrence Metelitsa, Esq. Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, NJ 08830 (732) 395-4400

__________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, an emerging growth company, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer”, “emerging growth company”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED _______, 2026

KAT CONSTRUCTION SERVICES, INC.

3,333,334 SHARES OF CLASS A COMMON STOCK

REPRESENTATIVES WARRANTS TO PURCHASE UP TO 172,500 SHARES OF CLASS A COMMON STOCK

172,500 SHARES OF CLASS A COMMON STOCK UNDERLYING THE REPRESENTATIVES WARRANTS

__________________________________________

KAT Construction Services, Inc. is offering 3,333,334 shares of our Class A common stock, par value $0.001 per share (the “Common Stock”). No public market currently exists for our common stock. We anticipate that the initial public offering price will be between $5.00 and $7.00 per share, and the number of shares of common stock offered hereby is based upon an assumed offering price of $6.00 per share, the midpoint of such estimated price range.

No public market currently exists for our common stock. We intend to apply to list our Class A common stock on the New York Stock Exchange American (“NYSE American”) and NYSE Texas, Inc. (“NYSE Texas”) under the symbol “KATX.” No assurance can be given that our application will be approved. We will not close this offering unless such Class A common stock will be listed on the NYSE American or NYSE Texas at the completion of this offering.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds to us, before expenses(2)	$	$	$

____________

(1)     The underwriter will receive compensation in addition to the underwriting discounts and commissions, including a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering and warrants to purchase 4.5% of the shares sold in this offering. See “Underwriting” beginning on page 66.

(2)      We have also agreed to issue to the representatives of the underwriters warrants to purchase a number of shares of Common Stock equal to 4.5% of the total number of shares of Common Stock sold in this offering at an exercise price equal to 110% of the initial public offering price of the shares of Common Stock sold in this offering. For a description of the other terms of compensation to be received by the underwriters, see “Underwriting.”

The underwriter may also exercise their option to purchase up to an additional 15.0% of the total number of shares sold in this offering from us at the public offering price, less the underwriting discount, for 45 days after the closing of this offering to cover over-allotments.

We will have two classes of equity securities outstanding after this offering: Class A common stock and Series A preferred stock. Each share of Class A common stock is entitled to one vote. Each share of Series A preferred stock is entitled to 100 votes per share on all matters submitted to a vote of stockholders. The 1,550,000 outstanding shares of Series A preferred stock will represent approximately 96.8% of the total voting power of our outstanding capital stock immediately after this offering (or approximately 96.3% if the underwriters’ over-allotment option is exercised in full). Following this offering, our founding members, executive officers, and affiliated entities are expected to beneficially own approximately 60.4% of the outstanding Class A common stock but will control approximately 96.8% of the voting power due to the super-voting rights of the Series A preferred stock. As a result, these stockholders will be able to significantly influence or control matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

We expect to be an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and a “smaller reporting company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements.

Investing in our securities involves significant risk. You should carefully read and consider the information referred to under “Risk Factors” beginning on page 11 of this prospectus for a discussion of certain risks that you should consider in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about [______________], 2026, subject to satisfaction of customary closing conditions.

__________________________________________

Z2 Capital, LLC

The date of this prospectus is __________, 2026.

This prospectus is not an offer to sell and does not constitute a solicitation of an offer to buy any of the shares offered hereby in any jurisdiction where the offer or sale is not permitted.

i

ABOUT THIS PROSPECTUS

The prospectus summary included in this prospectus highlights certain information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read the entire prospectus carefully, including the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before investing. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

Neither we nor the underwriter has authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus or in any free writing prospectus that we may authorize to be delivered or made available to you. Neither the delivery of this prospectus nor the sale of our common stock means that the information contained in this prospectus or any free writing prospectus is correct after the date of this prospectus or such free writing prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy the shares of common stock in any circumstances or in any jurisdictions under which the offer or solicitation is unlawful. Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction. See “Underwriting” for additional information on these restrictions.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and the financial statements and related notes appearing at the end of this prospectus before making an investment decision.

Unless the context provides otherwise, all references in this prospectus to “KAT Construction Services, Inc.,” “KAT Construction,” “KAT Fabricators,” “Onyx Capital Tequila Partners IV LLC,” “we,” “us,” “our,” the “Company,” or similar terms, refer to KAT Construction Services, Inc. and its directly and indirectly owned subsidiaries on a consolidated basis.

Overview

KAT Construction Services, Inc. is a stone fabrication and installation company serving commercial, multi-family and residential construction and remodeling customers in the Dallas-Fort Worth market. The Company was incorporated in 1983, with the KAT Construction stone fabrication line established in 1994. Effective February 28, 2023, the operating assets of the predecessor entity, Kat Specialties, Inc., were acquired by Onyx Capital Tequila Partners IV LLC, which has continued the business uninterrupted since that date. We focus on delivering stone solutions through technology-enabled fabrication, experienced teams and reliable execution.

We fabricate and install natural and engineered stone products used in countertops, surfaces, wall applications, and related architectural features for commercial, multi-family, and residential projects. Our operations combine advanced digital fabrication technologies, experienced project management, and installation capabilities designed to support complex, high-volume, and schedule-sensitive construction environments.

We believe that our competitive positioning results from factual operational attributes, including our long-standing customer relationships, our three-division operating model, our integrated digital workflow on commercially available equipment, and our 30-year relationship with Home Depot under which we currently serve 54 stores within our assigned Dallas-Fort Worth markets as the exclusive countertop fabrication and installation provider.

We have invested in a technology-enabled operating platform designed to improve fabrication accuracy, project coordination, workflow efficiency, and production scalability. Our operations utilize advanced fabrication equipment and digital project-management tools, including 3D laser templating machines, 5-axis CNC machining equipment, bridge saws, CNC edge polishers, and enterprise workflow management software. These systems help us improve measurement accuracy, reduce material waste, manage project scheduling, increase production consistency, and execute complex projects more efficiently and reliably. We utilize advanced commercially available equipment and software throughout our operations; we do not own any proprietary software, proprietary fabrication technology, or patented processes.

Our business operates through three complementary revenue streams, which provide a resilient and diversified financial profile:

•        Commercial:    We serve regional and national general contractors and commercial developers working on stone, quartz, and solid-surface countertop fabrication and installation projects. Commercial project types include corporate offices, hospitality venues, healthcare facilities, retail and restaurant build-outs, and tenant-improvement projects. For fiscal year 2025, our Commercial division contributed approximately 26% of our total revenue.

•        Multi-Family:    We provide high-volume fabrication and installation for new apartment and mixed-use developments as well as renovation projects. We serve multi-family developers and general contractors across apartment, townhome, build-to-rent, mixed-use, and student-housing developments. For fiscal year 2025, our Multi-Family division contributed approximately 40% of our total revenue.

•        Residential:    We serve the residential market through three distinct channels: our national retail program with Home Depot (which recognized us as its “Fabricator of the Year” in 2018), our Builder and business-to-business channel, and our direct-to-consumer channel. We currently serve 54 Home Depot stores within the Dallas-Fort Worth area under exclusive arrangements for countertop fabrication and installation. For fiscal years 2025 and 2024, our Residential division contributed approximately 34% and 36% of our total revenue, respectively. For fiscal years 2025 and 2024, we were substantially dependent on our relationship with Home Depot, which contributed 27% and 29% of our total revenues each fiscal year, respectively. While each individual customer provided through the Home Depot channel is not materially significant, our business is substantially dependent on the Home Depot channel, as a whole, as a method to receive orders.

We maintain relationships with a diversified customer base that includes general contractors, developers, retailers, architects, designers, and residential consumers. We believe our diversified end-market exposure helps reduce dependence on any single customer division or project type.

For fiscal 2025, we generated revenue of approximately $16.2 million, gross profit of approximately $5.4 million, and net income of approximately $0.4 million, compared with revenue of approximately $15.2 million, gross profit of approximately $4.9 million, and net income of approximately $1.4 million for fiscal 2024. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements included elsewhere in this prospectus for additional information.

As of December 31, 2025, we had approximately $3.2 million of total debt, compared with approximately $2.2 million as of December 31, 2024. Our indebtedness included approximately $1.3 million under a working-capital revenue-purchase facility, which was classified as current, and approximately $1.8 million of other debt obligations with scheduled maturities extending through June 2030. Interest and financing costs increased significantly to approximately $0.8 million for fiscal 2025 from approximately $77 thousand for fiscal 2024, primarily due to increased working-capital facility costs and factoring charges. Our indebtedness and related debt service obligations require us to devote a portion of our cash flows to debt service and may reduce the funds available to support our operations and growth initiatives. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and Note 9 to our consolidated financial statements for additional information.

Industry Overview and Trends

The U.S. stone fabrication and installation industry serves a broad range of end markets, including commercial construction, multi-family housing, residential remodeling, hospitality, healthcare, and corporate office development. Demand for fabricated natural and engineered stone products is driven by long-term trends in population growth, urbanization, remodeling activity, and continued investment in residential and commercial real estate development.

According to industry sources, including IBISWorld, Arizton Advisory & Intelligence, and Claight, the U.S. stone fabrication and countertop market is estimated to represent an annual market opportunity of approximately $24 billion to $33 billion. The industry remains highly fragmented and includes nearly 6,000 fabricators and related operators nationwide, according to IBISWorld’s Countertop Manufacturing in the U.S. Industry Analysis 2025, Granite Fabricators, and Countertopscontractors’s National Ranking of Stone Fabricators 2025. The substantial majority of these businesses operate on a local or regional basis and generate less than $20 million in annual revenue. We believe industry fragmentation may create opportunities for scaled operators with advanced technology, operational infrastructure, and institutional management capabilities to gain market share and participate in industry consolidation.

In recent years, customers across the commercial, multi-family, and residential sectors have increasingly prioritized fabrication partners capable of delivering greater precision, shorter lead times, consistent quality, and reliable project execution. These requirements have become increasingly important as construction schedules have accelerated and projects have grown in scale and complexity. As a result, we believe fabricators that utilize advanced digital workflows, automation technologies, and integrated production systems may be better positioned to compete than smaller manual competitors.

The industry is also experiencing an ongoing transition toward technology-enabled fabrication processes. Advanced fabrication technologies, including CNC (computer numerical control) machining, laser templating, automated edge polishing, and integrated enterprise resource planning systems, are increasingly being adopted to improve operational efficiency, reduce waste, enhance scalability, and improve production accuracy. However, significant capital requirements and operational expertise continue to present barriers to adoption for many smaller fabricators.

We believe developers, general contractors, retail partners, and end customers increasingly prefer working with scaled fabrication providers capable of delivering integrated templating, fabrication, logistics, and installation services across multiple projects and geographic markets.

According to industry forecasts published by Arizton Advisory & Intelligence and Future Market Insights, the U.S. countertop and stone fabrication market is expected to grow at an approximate compound annual growth rate of 6.1% through 2035. In addition, favorable demographic and macroeconomic trends continue to support long-term demand for stone fabrication and installation services, particularly in high-growth Sun Belt markets such as Texas, Arizona, Georgia, Tennessee, and Florida. IBISWorld reports that population growth, migration trends, multifamily housing development, commercial construction activity, and ongoing residential remodeling demand have contributed to sustained growth across these regions. The Dallas-Fort Worth metropolitan area, where we maintain our primary operations, has been among the fastest-growing metropolitan regions in the United States in recent years.

These industry estimates and projections are subject to significant uncertainty, and there can be no assurance that the industry will grow at the projected rate or that we will be able to capitalize on the market opportunities described above.

We believe residential remodeling activity may provide an additional source of demand for fabricated stone products and may partially offset cyclicality in certain new-construction markets during periods of economic uncertainty.

We believe the industry may also benefit from continued consolidation activity. Larger operators may achieve competitive advantages through purchasing scale, operational efficiencies, broader geographic reach, enhanced customer relationships, and the ability to invest in advanced manufacturing technologies and enterprise systems. As a result, we believe companies with scalable operating platforms and access to capital may be better positioned to acquire smaller regional fabricators and integrate them into more efficient, technology-enabled operations.

Furthermore, increasing focus on workplace safety, environmental compliance, dust mitigation, and water management has elevated regulatory and operational standards within the industry. We believe these evolving requirements may create additional competitive pressures for smaller operators while benefiting companies that have already invested in compliant infrastructure, employee safety programs, and environmentally sustainable operating practices.

While we believe these industry trends may present growth opportunities, our ability to capitalize on these opportunities is subject to risks and uncertainties, including fluctuations in construction and remodeling activity, economic conditions, interest rates, competition and our ability to obtain sufficient capital to execute our growth strategy.

Our Competitive Strengths

We believe our business benefits from several competitive strengths, including:

•        Digitally Integrated Operations:    We have invested in a digitally integrated fabrication workflow designed to support precision, scalability, workflow visibility, and operational efficiency. We believe the capital investment, operational experience, and technical expertise required to implement similar systems may create barriers to entry for smaller competitors.

•        Proven Quality and Institutional Knowledge:    We have developed operational procedures and quality-control processes intended to support consistency, fabrication accuracy, and project execution across a range of commercial, multi-family, and residential projects.

•        Rapid, Reliable Turnaround:    We believe our fabrication capacity, workflow management processes, and installation coordination capabilities allow us to support projects with compressed schedules and complex execution requirements.

•        Scale and Stability:    We believe our scale, production capabilities, operational infrastructure, and experienced workforce position us to support larger and more complex projects than many smaller regional fabricators.

•        Seasoned Management and Deep Relationships:    Our management team, led by our President, Mike Ogden, possesses an average of over 20 years of industry experience and has cultivated long-term, recurring relationships with premier clients and suppliers. The tenure of our key operational leaders, including Michelle Phelps, Jim Paulissen, and Jonathan Villegas, ranges from 15 to 30 years, demonstrating exceptional stability.

•        Industry Recognition and Brand Equity:    We believe our long operating history, customer relationships, project portfolio, and industry recognition have contributed to the development of our reputation within the markets we serve.

Our Growth Strategy

We operate within the large and highly fragmented U.S. stone fabrication market, which we believe presents opportunities for continued organic growth and strategic acquisitions.

Our multi-faceted growth strategy is designed to drive significant stockholder value:

1.      Organic Expansion

a.      Geographic Expansion:    We intend to pursue expansion opportunities in select high-growth markets, including Houston, San Antonio, Arizona, Georgia, Florida, and Tennessee, in each case subject to local market conditions, the availability of suitable facility and labor capacity, and our assessment of expected returns. Entry into any new geographic market requires the development of local customer relationships, recruitment and training of local labor, facility build-out, regional logistics capability, management oversight, and working capital.

b.      Sales Team Buildout:    We intend to continue expanding our commercial and direct-to-consumer sales capabilities to deepen market penetration and support customer acquisition.

c.      Retail Account Expansion:    We intend to continue developing relationships with national and regional retail partners.

2.      Strategic Acquisitions:

a.      Roll-Up Strategy:    We may utilize a portion of the proceeds from this offering to pursue acquisitions of smaller regional fabrication businesses.

b.      Integration and Operational Efficiencies:    We believe strategic acquisitions may create opportunities for operational efficiencies, purchasing leverage, expanded customer relationships, and broader geographic reach, although there can be no assurance that any anticipated synergies or financial benefits will be realized.

3.      Technology and Innovation:

a.      Technology Roadmap:    We intend to continue investing in our digital fabrication and workflow systems, including customer-facing technologies, scheduling tools, and operational automation initiatives designed to improve efficiency and customer experience.

Our growth strategy will require significant capital and management resources, and there can be no assurance that we will have sufficient capital to execute our planned geographic expansion or acquisition strategy or that any such expansion or acquisitions will be successful.

Our Commitment to ESG

We recognize the importance of environmental responsibility, workplace safety, and sound corporate governance practices in the operation of our business. While we are not currently subject to mandatory climate-related reporting requirements applicable to certain larger public companies, we continue to evaluate and implement operational, safety, and governance practices designed to support regulatory compliance, operational sustainability, and long-term business performance.

•        Environmental:

Our fabrication operations utilize water-intensive cutting, grinding, and finishing processes. Process water generated through wet-cutting and wet-finishing activities is routed through a closed-loop water-handling system designed to capture, settle, filter, and recirculate slurry water for reuse in production operations. We also utilize industrial dust-collection and dust-mitigation systems intended to reduce airborne particulate exposure associated with grinding, polishing, and dry-finishing activities.

We are subject to federal, state, and local environmental laws and regulations relating to wastewater management, slurry disposal, dust mitigation, air quality, and workplace safety. We continue to monitor operational practices and infrastructure investments intended to support compliance with applicable environmental and safety standards.

•        Social:

We maintain safety programs and operational procedures designed to address workplace hazards commonly associated with stone fabrication and installation activities, including hazards relating to respirable crystalline silica exposure, equipment operation, transportation, and job-site installation work.

Our operations include employee training, safety protocols, engineering controls, and workplace monitoring procedures intended to support compliance with applicable Occupational Safety and Health Administration (“OSHA”) standards and promote workplace safety. We also maintain workers’ compensation insurance coverage for employees in accordance with applicable legal requirements.

We believe our workforce experience, operational training, and employee retention efforts are important to maintaining fabrication quality, project execution, and customer service standards.

•        Governance:

In connection with this offering, we expect to adopt corporate governance policies and procedures customary for a publicly traded company, including a code of business conduct and ethics, insider trading policy, whistleblower policy, related person transaction policy, and committee charters for the audit, compensation, and nominating and corporate governance committees of our board of directors.

Following this offering, we expect our board of directors to include independent directors and operate through board committees intended to support oversight, accountability, risk management, and compliance with applicable public-company governance standards.

Risk Factors

Our business is subject to numerous risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making an investment decision. Investing in our common stock is highly speculative and involves a high degree of risk. Some of the more significant risks and uncertainties relating to an investment in our company are listed below. These risks are more fully described in the section titled “Risk Factors” in this prospectus.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties that you should consider before investing in our Class A common stock. These risks are described more fully in the “Risk Factors” section of this prospectus and include, but are not limited to, the following:

•        The cyclical nature of the U.S. construction and remodeling industries.

•        The highly competitive and fragmented nature of the stone fabrication market.

•        Risks inherent in our acquisition strategy, including identifying targets, integration, and realizing synergies.

•        Our dependence on key members of our senior management team and risks associated with leadership transitions, including our search for a new Chief Financial Officer.

•        Disruptions in our supply chain or reliance on a limited number of key material suppliers.

•        Extensive federal, state, and local regulations, including workplace safety (OSHA), environmental, and transportation laws.

•        Risks related to our indebtedness and the covenants in our debt agreements.

•        The concentration of voting control with our President and key founding members, which will limit your ability to influence corporate matters.

•        We have identified material weaknesses in our internal control over financial reporting, and if we are unable to remediate these weaknesses, our ability to produce accurate financial statements could be adversely affected.

•        The obligations and increased costs associated with being a public company.

•        Our geographic concentration in the Dallas-Fort Worth market exposes us to regional economic downturns and natural disasters.

•        We may be unable to attract and retain skilled fabrication labor in a competitive labor market.

•        Increases in the cost of raw materials, including natural and engineered stone, could reduce our margins and profitability.

•        Future sales or issuances of our Class A common stock, including upon vesting of equity awards under our 2026 Incentive Award Plan, could result in significant dilution to our stockholders.

•        Provisions in our Certificate of Incorporation and Bylaws, under the Delaware General Corporation Law, as amended (the “DGCL”), could discourage a takeover that stockholders may consider favorable.

•        Geopolitical instability, international conflicts, disruptions to global shipping routes, or other events affecting international trade could increase the cost of imported materials, disrupt our supply chain, delay project completion, and adversely affect our business, results of operations, and financial condition.

•        Changes in trade policies, tariffs, duties, import restrictions, or other governmental actions affecting imported materials, including natural and engineered stone products and related fabrication inputs, could increase our costs, reduce margins, disrupt sourcing arrangements, and adversely affect our competitive position and operating results.

Risks Related to Ownership of our Common Stock

•        We are a “smaller reporting company” and we have elected to comply with certain reduced reporting and disclosure requirements which could make our common stock less attractive to investors.

•        A sale or perceived sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

•        Market and economic conditions may negatively impact our business, financial condition and share price.

•        If securities or industry analysts do not publish research or reports, or publish unfavorable research or reports about our business, our stock price and trading volume may decline.

•        Because our founding members, executive officers, and affiliated entities will continue to control a majority of the voting power of our outstanding common stock following this offering, they will have the ability to control matters requiring stockholder approval, which may limit the ability of other stockholders to influence corporate matters.

•        Our share price may be volatile, and you may lose all or part of your investment.

•        We do not intend to pay dividends for the foreseeable future, which could reduce the attractiveness of our stock to some investors.

•        Provisions in our Certificate of Incorporation and Bylaws and Delaware law may discourage, delay or prevent a change of control of our company and, therefore, may depress the trading price of our stock.

•        We may be subject to securities litigation, which is expensive and could divert management attention.

•        If we fail to comply with the rules under the Sarbanes-Oxley Act of 2002 related to accounting controls and procedures in the future, or, if we discover additional material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult.

•        FINRA sales practice requirements may also limit your ability to buy and sell our common stock, which could depress the price of our shares.

•        No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

•        The concentration of the capital stock ownership with our insiders after the initial public offering will likely limit the ability of the stockholders to influence corporate matters.

•        The holders of our Series A preferred stock will collectively control approximately 96.8% of the total voting power of our capital stock immediately following this offering due to the super-voting rights (100 votes per share) of the Series A preferred stock. Purchasers of Class A common stock in this offering will have no ability to influence any corporate decisions as long as the Series A preferred stock remains outstanding. See “Risk Factors — Risks Related to This Offering and Our Common Stock — The concentration of voting control with our President and key founding members will limit your ability to influence corporate matters.”

Company Information

The Company traces its origins to 1983, when the predecessor entity was originally founded as a drywall and acoustical company servicing commercial projects in Texas. In 1994, the KAT Construction stone fabrication line was established. Effective February 28, 2023, the operating assets of the predecessor entity were acquired by Onyx Capital Tequila Partners IV LLC, doing business as KAT Construction. On August 20, 2026, Onyx Capital Tequila Partners IV LLC d/b/a KAT Fabricators converted from a Texas limited liability company into a Delaware corporation and changed its name to KAT Construction Services, Inc. Our principal executive offices are located at 3424 Dilido Rd, Dallas, Texas 75228, and our telephone number is 214-327-5975. Our website is katfabricators.com. Information contained in, or accessible through, our website does not constitute a part of this prospectus, and investors should not rely on such information in deciding whether to purchase shares of our common stock.

Implications of Being an Emerging Growth Company

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

THE OFFERING

The following summary of the offering contains basic information about the offering and the common stock being offered, and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock being offered, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Class A common stock offered by us	3,333,334 shares of our Class A common stock, par value $0.001 per share (the “Common Stock”).
Assumed initial public offering price

We estimate that the price per share of Class A common stock will be $6.00, which is the middle of the price range between $5.00 and $7.00. The actual initial public offering price may be at, above or below such assumed initial public offering price and will be determined at pricing based on, among other factors, the closing bid price of the Common Stock on the effective date of this registration statement. See “Underwriting — Determination of Offering Price/No Public Market” for additional information.

Over-allotment option

We have granted the underwriter a 45-day option to purchase up to an additional 15.0% of the total number of shares of our Common Stock sold in this offering from us at the public offering price less underwriting discounts and commissions.

Class A common stock to be outstanding after this offering	3,333,334 shares (or 3,833,334 shares if the underwriters’ over-allotment option is exercised in full).
Use of proceeds

We expect to receive net proceeds from this offering of approximately $18,150,000, or approximately $20,925,000 if the underwriter exercises its over-allotment option in full, at the assumed public offering price of $6 per common share, after deducting estimated underwriting discounts and commissions and non-accountable expense allowance, as well as estimated other offering expenses payable by us, totaling approximately $1,850,000, or $2,075,000, respectively.

We intend to use the net proceeds from this offering primarily to fund our acquisition strategy, including the acquisition of smaller, regional fabricators, and to a lesser extent for investments in technology, upgrading fabrication equipment, geographic expansion, and general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any cash dividends on our common stock in the foreseeable future. See “Dividend Policy.”
Voting rights

Each holder of our Class A common stock is entitled to one vote per share. Each holder of our Series A preferred stock is entitled to 100 votes per share. Holders of our Class A common stock and Series A preferred stock will vote together as a single class on all matters, except as required by law or our Certificate of Incorporation.

NYSE American and NYSE Texas symbol	We intend to apply to list our Class A common stock on the NYSE American and the NYSE Texas under the symbol “KATX.”

Lock-Up

In connection with this offering, our directors and officers and certain holders of our Class A common stock as of the effective date of this registration statement will enter into customary “lock-up” agreements in favor of the underwriters for a period of 180 days from the date of this offering. We have agreed with the underwriters that, for a period of 180 days from the closing of this offering, we will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any capital stock or any securities convertible into or exercisable or exchangeable for capital stock; (b) file or cause to be filed any registration statement with the SEC relating to the offering of any capital stock or any securities convertible into or exercisable or exchangeable for capital stock; (c) complete any offering of debt securities, other than entering into a line of credit with a traditional bank; or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock. See “Shares Eligible for Future Sale” and “Underwriting.”

Representatives’ Warrants

Upon the closing of this offering, we will issue to Z2 Capital, LLC, as the representative of the underwriters (“Z2 Capital”), warrants entitling the Representative or its designees to purchase up to 4.5% of the aggregate number of shares of our Common Stock sold in this offering (including any shares sold pursuant to the over-allotment option). The warrants are exercisable for a period commencing upon issuance and ending five years from the commencement of sales of the common stock in this offering. The warrants will have an exercise price per share equal to 110% of the public offering price of our shares of Common Stock offered hereby. The warrants will contain a cashless exercise provision and piggyback registration rights. The warrants and the shares of common stock underlying the warrants are being registered on the registration statement of which this prospectus forms a part. See “Underwriting — Representative’s Warrants.”

Risk factors

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our Class A common stock to be outstanding after this offering is based on 5,141,250 shares of our common stock outstanding as of September 30, 2026 and excludes other shares of our Common Stock reserved for issuance under our 2026 Incentive Award Plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•        no exercise by the representatives of the underwriters of their over-allotment option; and

•        no exercise of the representatives’ warrants.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary consolidated financial and other data as of the dates and for the periods indicated. The summary consolidated statements of comprehensive income (loss) data for the calendar years ended December 31, 2024, December 31, 2025, and the summary consolidated balance sheet data as of December 31, 2025, have been derived from our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The financial data presented reflects the recasting of our historical financial statements as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our historical results are not necessarily indicative of future operating results. You should read the following summary historical financial data in conjunction with our consolidated historical financial statements and the related notes thereto, and with the sections titled, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

(Dollars in Thousands)	Six Months Ended June 30, 2026 (Unaudited)	Six Months Ended June 30, 2025 (Unaudited)	Year Ended December 31, 2025	Year Ended December 31, 2024
Statement of Operations Data
Revenue	$6,413	$9,960	$16,157	$15,244
Cost of goods sold	4,295	6,295	10,797	10,335
Gross profit	2,119	3,666	5,360	4,909
Gross margin	33.0%	36.8%	33.2%	32.2%
Operating expenses, excluding depreciation and amortization	1,604	2,089	3,857	3,151
Depreciation and amortization	129	127	262	250
Total operating expenses	1,733	2,216	4,119	3,401
Operating income	386	1,449	1,242	1,508
Interest and financing costs	418	282	782	77
Other expense, net	54	50	103	74
Net income	$(86)	$1,117	$357	$1,357
Balance Sheet Data
Cash and cash equivalents	$572	$1,576	$1,427	$8
Accounts receivable, net	1,616	2,530	1,272	3,158
Other Current Assets	794	1,409	849	928
Total current assets	2,982	5,516	3,548	4,095
Deferred financing costs, net	229	164	396	7
Other long-term assets	1,160	1,434	1,267	1,597
Total assets	4,371	7,114	5,211	5,698
Total debt	2,488	3,543	3,192	2,154
Total liabilities	4,232	5,450	4,750	4,513
Members’ equity	139	1,664	461	1,186
Cash Flow Data
Net cash provided by operating activities	$154	$1,282	$2,268	$535
Net cash provided by (used in) investing activities	(67)	(3)	(15)	6
Net cash used in financing activities	(941)	289	(833)	(559)
Net increase (decrease) in cash	(854)	1,568	1,420	(18)
Cash and cash equivalents, end of year	$572	$1,576	$1,427	$8

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our Class A common stock. If any of the following risks actually occur, we may be unable to conduct our business as currently planned and our financial condition and results of operations could be seriously harmed. In addition, the trading price of our Class A common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment.

As a specialty contractor and installer, our results depend on bid discipline, schedule execution, material sourcing and field productivity. The operating practices referenced in the risk factors below are described in more detail in “Our Business,” and the financial impacts of these risks are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

RISKS RELATED TO OUR BUSINESS

Our business is dependent on the cyclical nature of the U.S. construction and remodeling industries.

Demand for our products and services is closely tied to the health of the commercial, multi-family, and residential construction and remodeling markets. These markets are historically cyclical and sensitive to adverse changes in macroeconomic conditions, including interest rate fluctuations, inflation, availability of credit, consumer confidence, and employment levels. A downturn in the U.S. economy, or specifically in our key Texas and Sun Belt markets, could lead to a reduction in construction activity, which would directly and materially reduce demand for our services and harm our financial results. While our diversified business model, with its counter-cyclical residential remodel divisions, provides some mitigation, a severe or prolonged recession could negatively impact all our divisions simultaneously.

The stone fabrication industry is highly competitive and fragmented, and our inability to compete effectively could adversely affect our results of operations.

The U.S. stone fabrication market is intensely competitive and highly fragmented, with an estimated 6,000 participants. We compete with a wide range of companies, from small, local owner-operated shops (which comprise 40-50% of the market) to regional players. Many of these smaller competitors may have lower overhead costs and may compete aggressively on price. Our ability to compete successfully depends on maintaining our differentiation through technological superiority, quality, reliability, and scale. If competitors adopt similar technologies, or if we fail to maintain our service levels and cost efficiencies, we could face significant pricing pressure, loss of market share, and a decline in profitability.

The long-term effects of the COVID-19 pandemic and other public health crises on the construction industry and our business remain uncertain.

The COVID-19 pandemic caused significant disruptions, and its lingering effects continue to pose risks. The construction industry faces ongoing challenges with labor productivity, project delays, and supply chain volatility. Future public health crises could trigger renewed economic uncertainty, government-mandated shutdowns, or a dampening of construction demand, all of which would materially and adversely affect our business, supply chain, and financial performance.

We face risks related to labor shortages and our ability to attract and retain skilled workers, which could increase our costs and limit our growth. Our operations require a skilled workforce, including experienced stone fabricators, CNC machine operators, installers, and templaters. The construction and skilled-trades labor market is highly competitive, and we face increasing difficulty attracting and retaining qualified personnel. Factors such as immigration policy changes, demographic shifts, competition from other industries, and geographic constraints in the Dallas-Fort Worth area could exacerbate labor shortages. If we are unable to maintain an adequate workforce, we may experience project delays, increased labor costs, reduced quality, and an inability to fulfill customer orders, any of which could materially and adversely affect our business, financial condition, and results of operations.

Our geographic concentration in the Dallas-Fort Worth metropolitan area exposes us to regional economic downturns and localized risks. A substantial majority of our revenue is currently derived from projects in the Dallas-Fort Worth metropolitan area and the broader Texas market. This geographic concentration makes our business particularly vulnerable to regional economic conditions, including downturns in the Texas real estate market, changes in local regulatory environments, severe weather events (including tornadoes, hailstorms, and ice storms), and other natural disasters. Any prolonged adverse economic conditions or catastrophic events in our primary market could materially and adversely affect our results of operations and financial condition to a greater extent than if our operations were more geographically diversified.

Increases in the cost of raw materials, including natural and engineered stone, could adversely affect our profitability. Our business depends on the availability and cost of raw materials, including granite, quartz, marble, and engineered stone products sourced from domestic and international suppliers. The prices of these materials are subject to fluctuations due to changes in supply and demand, tariffs and trade policies, currency exchange rates, energy costs, and geopolitical events. We may not always be able to pass along increased material costs to our customers due to competitive pricing pressures and the terms of fixed-price contracts. A sustained increase in the cost of our key raw materials, or the imposition of new or increased tariffs on imported stone, could compress our margins and materially reduce our profitability.

We may have significant customer concentration; the loss of a top customer or delays on a large project could cause our revenue and cash flows to fluctuate materially.

If any customer accounts for more than 10% of revenue in a given period or we experience delays, change-order disputes or non-payment on a major job, our results could be volatile. Construction retainage and contingent billing increase working-capital requirements and exposure to counterparty credit risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

Our backlog, if reported, may not be a reliable indicator of future revenue or profitability. We are exposed to payment risk, lien and retainage practices, and contractual terms such as pay-if-paid or pay-when-paid that can adversely affect cash flows.

Backlog consists of uncompleted work under signed contracts and awarded projects. Projects can be modified, delayed or canceled, and contract values can change due to scope adjustments and change-order negotiations. As a result, backlog may not convert to revenue as expected and may not reflect margins ultimately realized. See “Our Business — Seasonality and backlog” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

We are exposed to inventory valuation risks and potential write-downs related to slab remnants, slow-moving colors and damage in handling.

We carry inventories of natural and engineered stone. Changes in customer preferences, discontinued colors, quality defects, breakage or project cancellations can result in excess, obsolete or damaged inventory requiring write-downs that adversely affect gross margin.

We depend on the performance of third-party subcontractors and field partners, and failures by these counterparties can delay projects, increase costs or result in disputes.

We may be unable to accurately estimate project costs, which could adversely affect our profitability.

Our projects are often awarded through a competitive bidding process and are performed pursuant to fixed-price or guaranteed maximum price contracts. The profitability of these projects depends in large part on the accuracy of our estimates regarding material costs, labor productivity, equipment utilization, subcontractor expenses, project schedules, and other assumptions. If our estimates prove inaccurate due to errors, omissions, unanticipated site conditions, design changes, supply chain disruptions, inflation, labor shortages, weather events, or other factors beyond our control, we may incur cost overruns that reduce our profitability or cause us to incur losses on individual projects. In addition, we may not be able to recover additional costs through change orders or other contractual remedies. Any significant underestimation of project costs could materially and adversely affect our business, financial condition, and results of operations.

Our projects are subject to delays and disruptions caused by factors beyond our control, which could increase costs and reduce profitability.

Our ability to complete projects on schedule depends on numerous factors, many of which are outside of our control, including delays caused by general contractors, developers, permitting agencies, inspections, design changes, weather conditions, labor availability, site readiness issues, subcontractor performance, transportation disruptions, and supply chain shortages. Delays in project schedules may result in reduced labor productivity, increased costs, liquidated damages, customer disputes, or the loss of future business opportunities. In addition, prolonged project delays may adversely affect our cash flows due to delayed billing and collection cycles. Any significant project disruption could materially and adversely affect our reputation, profitability, and operating results.

We are dependent on specialized fabrication equipment and technology systems, and failures or disruptions could adversely affect our operations.

Our operations rely heavily on specialized fabrication equipment, including CNC machines, bridge saws, edge polishers, laser templating systems, and enterprise resource planning and production management software. The failure, breakdown, interruption, or improper operation of this equipment or related software systems could disrupt production schedules, reduce manufacturing capacity, delay customer deliveries, increase operating costs, and adversely affect product quality. Repairing or replacing specialized equipment may require significant capital expenditures and extended lead times. In addition, software implementation failures, cybersecurity incidents, data corruption, or integration challenges could impair our operational efficiency and adversely affect our business.

Implementing, upgrading or integrating enterprise systems, including our ERP and digital fabrication workflow, may be more costly, time consuming or disruptive than expected and could impair reporting, scheduling and customer service.

We may incur significant warranty, installation, or product liability claims.

We may be subject to claims related to alleged defects in fabrication, installation errors, product failures, improper measurements, seam visibility, cracking, chipping, water intrusion, or other workmanship issues. These claims may arise long after project completion and may result in costly repairs, replacements, litigation, insurance claims, reputational harm, or the loss of customer relationships. In certain cases, we may be required to remove and replace installed products at our own expense. Although we maintain insurance coverage, our insurance may not be adequate to cover all liabilities, and claims could exceed policy limits or fall outside coverage. Significant warranty or product liability claims could materially and adversely affect our business, financial condition, and results of operations.

We are subject to risks associated with the use and handling of engineered stone products and exposure to respirable crystalline silica.

The fabrication and installation of engineered stone products involve exposure to respirable crystalline silica, which has been the subject of increasing regulatory scrutiny, litigation, and public health concerns. Regulatory authorities, including OSHA and state agencies, have implemented stringent workplace safety standards relating to silica exposure, and additional regulations or restrictions may be adopted in the future. We may also become subject to litigation alleging health-related injuries arising from silica exposure by employees, contractors, or other individuals. In addition, adverse publicity, regulatory developments, or restrictions affecting engineered stone products could reduce customer demand, increase compliance costs, or adversely affect our operations. Any significant silica-related claims, investigations, or regulatory actions could materially and adversely affect our business, financial condition, and reputation. If regulators restrict, discourage or ban the use of certain engineered stone products, or impose additional silica control requirements, our product mix, costs and customer demand could be materially affected.

We rely on imported raw materials and global supply chains that are subject to disruption and price volatility.

A significant portion of the natural and engineered stone materials we use are sourced from domestic and international suppliers. Our supply chain may be adversely affected by shipping delays, port congestion, transportation shortages, geopolitical conflicts, tariffs, trade restrictions, currency fluctuations, inflationary pressures, natural disasters, pandemics, and other disruptions. In addition, certain materials may become unavailable or subject to significant price increases with limited notice. Because many of our customer contracts are fixed-price arrangements, we may not be able to pass increased material costs through to customers in a timely manner, if at all. Supply chain disruptions or material cost increases could adversely affect our margins, project schedules, and operating results. Trade actions, anti-dumping and countervailing duty orders on quartz and other surfaces, tariff rate changes, country-of-origin rules, or import restrictions could increase our costs or limit product availability.

Our intangible assets are subject to amortization and potential impairment, which could adversely affect our results of operations and financial condition.

As of December 31, 2025, we had approximately $541,000 of intangible assets, net, consisting of customer relationships acquired in connection with our acquisitions. These intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from five to fifteen years. We recognized approximately $86,000 of amortization expense related to intangible assets during fiscal 2025, and we expect to continue to recognize amortization expense in future periods.

We review our intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Because our intangible assets consist of acquired customer relationships, their value depends, in part, on our ability to maintain the customer relationships and revenue and profit streams associated with the acquired businesses. Events or circumstances such as the loss of significant customers, contract cancellations, declines in customer demand, deterioration in the operating performance of the acquired businesses or other adverse changes in business or economic conditions could result in a determination that the carrying value of one or more of our intangible assets is not recoverable. If such circumstances occur, we may be required to recognize an impairment charge, which could be material and would reduce our earnings and the carrying value of our assets in the period in which the impairment is recognized.

Although we had not recognized any impairment losses with respect to our intangible assets as of December 31, 2025, there can be no assurance that we will not be required to recognize impairment charges in future periods. In addition, our estimates regarding the useful lives and recoverability of our intangible assets involve judgments and assumptions, and changes in those estimates or assumptions could result in increased amortization expense or impairment charges, which could adversely affect our results of operations and financial condition.

Our insurance coverage may be inadequate or more expensive than anticipated.

Our operations expose us to various risks, including workplace injuries, vehicle accidents, property damage, installation defects, product liability claims, natural disasters, and other losses. As a result, we maintain multiple types of insurance coverage, including workers’ compensation, general liability, commercial auto, umbrella liability, and property insurance. Insurance premiums and deductibles have increased significantly across the construction and manufacturing industries in recent years and may continue to increase. In addition, our insurance policies may not provide adequate coverage for all claims, may contain exclusions and limitations, or may not be available on commercially reasonable terms in the future. A significant uninsured loss or substantial increase in insurance costs could materially and adversely affect our financial condition and results of operations. Climate- and weather-related events, including extreme heat, winter storms and flooding in Texas and other Sun Belt markets, can disrupt our operations, damage facilities, delay projects and increase insurance costs.

Our business may be impacted by macroeconomic conditions, including fears concerning inflation, rising interest rates and volatile market conditions, including as a result of recently announced tariffs or other policy changes by the current U.S. administration, and other uncertainties beyond our control.

Our ability to effectively run our business could be adversely affected by general conditions in the global economy and in the financial services industry. Various macroeconomic factors could adversely affect our business, including fears concerning the banking sector, changes in inflation, interest rates and overall economic conditions and uncertainties, including as a result of recently announced tariffs or other policy changes by the current U.S. administration. Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. A severe or prolonged economic downturn could result in a variety of risks, including our ability to raise additional funding on a timely basis or on acceptable terms. A weak or declining economy could also impact third parties upon whom we depend to run our business. Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. Moreover, significant political, trade, regulatory developments, and other circumstances beyond our control, could have a material adverse effect on our financial condition or results of operations. Changes in

U.S. federal policy that affect the geopolitical landscape could give rise to circumstances outside our control that could have negative impacts on our business operations and lead to uncertainty regarding our business prospects. For example, in April 2025, the U.S. imposed substantial tariffs on most countries throughout the world. Historically, tariffs have led to increased political and trade tensions. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Any changes in political, trade, regulatory, and economic conditions, including U.S. trade policies, or any resulting uncertainty, could have a material adverse effect on our financial condition or results of operations.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist activities and other armed conflicts involving the United States or other countries (including the war in Ukraine, ongoing conflict in Iran and the Israel-Hamas conflict) may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for construction and remodeling services, potentially putting downward pressure on demand for our fabrication and installation services and causing a reduction in our revenues. Our facilities could be direct targets of terrorist attacks, and, if infrastructure integral to our operations or the operations of our suppliers and customers is destroyed or damaged, we may experience a significant disruption in our operations which, in turn, could materially adversely affect our business, financial condition and results of operations. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Geopolitical events and supply chain disruptions may adversely affect our business.

A portion of the natural and engineered stone products, fabrication inputs, and other materials used in our business are sourced from domestic and international suppliers. As a result, our operations may be affected by geopolitical events, armed conflicts, sanctions, terrorism, political instability, labor disputes, port congestion, shipping interruptions, or other disruptions affecting global supply chains and transportation networks.

Recent conflicts and geopolitical tensions in various regions of the world, including the Middle East and Eastern Europe, have contributed to volatility in global energy markets, increased transportation and freight costs, disruptions to international shipping routes, and broader economic uncertainty. In addition, disruptions affecting major shipping lanes, ports, or transportation infrastructure could result in delays in obtaining materials necessary to complete customer projects on schedule.

If we experience material delays in obtaining stone products or other materials, or if shipping, freight, fuel, or logistics costs increase significantly, we may be unable to fully pass these increased costs on to our customers. Such events could reduce our margins, delay project completion, negatively impact customer relationships, and adversely affect our business, financial condition, and results of operations.

Changes in tariffs and trade policies may increase our costs and adversely affect our results of operations.

Our business depends on the availability of natural and engineered stone products and other materials that may be imported directly or indirectly from foreign countries. Changes in U.S. trade policy, including the imposition of new tariffs, duties, import restrictions, quotas, sanctions, or other trade barriers, could increase the cost of materials used in our operations and adversely affect our profitability.

Trade policies and tariff regimes have changed significantly in recent years and may continue to evolve. Government actions affecting imports from countries that produce stone, quartz, porcelain, or other materials used in our business could increase procurement costs, limit product availability, reduce supplier flexibility, and create uncertainty within our supply chain. In addition, retaliatory trade measures by foreign governments could further disrupt global markets and increase volatility in pricing and availability.

Although such measures may affect participants throughout the industry, we may not be able to fully offset increased costs through pricing adjustments or operational efficiencies. Any significant increase in material costs or disruption in sourcing arrangements could adversely affect our margins, competitiveness, financial condition, and results of operations.

We are a “smaller reporting company” and we have elected to comply with certain reduced reporting and disclosure requirements which could make our common stock less attractive to investors.

We are a “smaller reporting company,” as defined in the Regulation S-K of the Securities Act of 1933, as amended, which allows us to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and (2) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements in this document. As a result of these reduced reporting and disclosure requirements our financial statements may not be comparable to SEC registrants not classified as emerging growth companies.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until we are no longer a “smaller reporting company”. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future.

Investors may find our common stock less attractive as a result of our election to utilize these exemptions, which could result in a less active trading market for our common stock and/or the market price of our common stock may be more volatile.

We are eligible to be treated as an “emerging growth company”, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors because we may rely on these reduced disclosure requirements.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our stockholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.235 billion, if we issue more than $1.0 billion in nonconvertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive, as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

RISKS RELATED TO OUR INDUSTRY

Adverse changes in the commercial real estate, multi-family housing, and residential remodeling markets could reduce demand for our products and services.

Demand for our fabrication and installation services is closely tied to activity levels in the commercial construction, multi-family housing, and residential remodeling industries. These industries are sensitive to numerous economic and market conditions, including interest rates, inflation, availability of financing, consumer confidence, office occupancy trends, housing affordability, and general economic conditions. A slowdown in commercial development, declines in residential housing activity, reduced remodeling expenditures, or oversupply in the multi-family market could reduce demand for our services and materially adversely affect our business, financial condition, and results of operations.

The construction industry is highly cyclical and subject to periods of reduced demand and pricing pressure.

The construction industry historically experiences cyclical fluctuations due to changes in economic conditions, real estate markets, government spending, and capital availability. During economic downturns, customers may delay, reduce, or cancel construction and renovation projects, leading to lower project volume and increased competition for available work. In addition, competitors may reduce pricing to secure projects during periods of decreased demand, which could compress our margins and adversely affect profitability. Economic uncertainty or prolonged downturns in construction activity could materially and adversely affect our operating results.

The stone fabrication industry is highly fragmented and competitive, which may limit our ability to maintain or increase market share.

The stone fabrication and installation industry is highly fragmented and intensely competitive. We compete against numerous local, regional, and national fabricators, installers, contractors, and vertically integrated suppliers. Many of our competitors may compete aggressively on price, operate with lower overhead costs, possess greater financial resources, maintain longer operating histories, or have stronger regional customer relationships. Increased competition may reduce our pricing power, compress margins, increase customer acquisition costs, or result in the loss of market share. We may not be able to successfully compete against current or future competitors, particularly if they adopt similar technologies or operating strategies.

Changes in consumer preferences, design trends, or material technologies could adversely affect demand for our products and services.

Demand for natural and engineered stone products is influenced by changing consumer preferences, architectural trends, interior design styles, and evolving construction materials. Alternative countertop and surface materials, including porcelain, laminate, solid surface materials, recycled products, and other emerging materials, may become more widely accepted or preferred by consumers, builders, architects, designers, or retailers. In addition, changes in design trends or perceptions regarding engineered stone products could reduce demand for certain product categories. If we are unable to anticipate and respond to changing market preferences, our sales and profitability could be adversely affected.

The construction industry is subject to increasing regulatory and environmental requirements that may increase our costs and operational burdens.

Participants in the construction and building materials industries are subject to extensive federal, state, and local regulations relating to workplace safety, environmental compliance, transportation, labor practices, permitting, waste disposal, water usage, emissions, and other matters. Regulatory requirements may become more stringent over time, resulting in increased compliance costs, operational restrictions, permitting delays, or potential liabilities. In addition, heightened environmental, social, and governance (“ESG”) expectations from customers, regulators, investors, and business partners may require additional investments in sustainability initiatives, reporting, and operational controls. Any failure to comply with applicable regulations could result in fines, penalties, litigation, reputational harm, or operational disruptions.

Industry consolidation among suppliers, distributors, customers, or competitors may adversely affect our competitive position.

The construction materials and stone fabrication industries have experienced ongoing consolidation among suppliers, distributors, contractors, retailers, and competitors. Consolidation may increase the bargaining power of large customers and suppliers, intensify competitive pressures, reduce pricing flexibility, or limit access to preferred products and distribution channels. Larger consolidated competitors may possess greater financial, operational, technological, and marketing resources than we do and may be better positioned to compete for large-scale projects or national accounts. Continued industry consolidation could adversely affect our market position and profitability.

A significant portion of our business depends on continued construction activity in high-growth Sun Belt markets, which may not continue to experience current levels of growth.

Our growth strategy is partially dependent on continued population migration, economic development, and construction activity in Texas and other Sun Belt markets. Although these markets have experienced significant growth in recent years, future growth rates may slow or reverse due to changes in economic conditions, employment trends, housing affordability, climate-related concerns, infrastructure constraints, or other factors. A slowdown in migration patterns or construction activity within these markets could reduce demand for our products and services and adversely affect our future growth prospects.

The construction industry is subject to increasing labor costs and workforce shortages that may adversely affect our business.

The construction and skilled trades industries continue to experience labor shortages, wage inflation, and increasing competition for qualified workers. An aging workforce, reduced participation in skilled trades, immigration restrictions, and competition from other industries may further constrain labor availability. Rising labor costs and workforce shortages may reduce productivity, increase project costs, delay project completion, and negatively affect profitability. We may not be able to attract, retain, and train sufficient qualified personnel to support our operations and growth objectives.

Industry estimates and projections regarding our markets are subject to uncertainty and may prove inaccurate, and we may not be able to capitalize on the anticipated growth in our markets.

We rely on industry and market data, estimates and projections from third-party sources in evaluating our markets and business opportunities. Such estimates and projections are inherently uncertain and are based on assumptions and methodologies that may prove inaccurate. Actual market conditions and industry growth may differ materially from those projected as a result of various factors, including changes in economic conditions, interest rates, construction and remodeling activity, consumer demand and other factors affecting the markets in which we operate. If the markets we serve do not grow at the rates anticipated, or if we are unable to capitalize on expected market opportunities, our business, results of operations and growth prospects could be adversely affected.

RISKS RELATED TO OUR STRATEGY

Our growth strategy depends on our ability to successfully execute acquisitions, and we may not be able to identify or integrate acquisition targets successfully.

A cornerstone of our growth strategy is the acquisition and integration of smaller fabrication companies. This strategy carries substantial risks, including:

•        Identification and Due Diligence:    We may be unable to identify suitable acquisition targets at reasonable valuations or may fail to uncover significant liabilities or operational deficiencies during due diligence.

•        Integration Challenges:    Integrating acquired businesses is complex and can divert significant management attention. We may face difficulties in aligning corporate cultures, retaining key personnel and customer relationships, and standardizing operational systems, including our fabrication workflow processes. Our integration experience, while limited to date, may not be effective across a larger volume or diversity of acquisitions.

•        Failure to Realize Synergies:    We may be unable to realize anticipated operating benefits, cost efficiencies, or revenue contributions from acquisitions in the amounts or on the timetable expected, or at all. Failure to achieve anticipated benefits would diminish the financial returns of our acquisition strategy.

Our planned expansion into new geographic markets may not be successful and could divert management resources.

Our organic growth plan involves expanding into new markets like Houston, San Antonio, and other Sun Belt cities. Entering new markets requires significant investment and management attention. We may face challenges in establishing our brand, building local client and supplier relationships, and competing against established local operators. Unsuccessful expansion efforts could result in financial losses and divert resources from our profitable core operations.

Our investment in new technologies, including artificial intelligence, may not yield the expected benefits.

We plan to invest in new technologies to drive efficiencies. These are complex initiatives that may require more capital and time to implement than anticipated. There is no guarantee that these technologies will deliver projected benefits or that they will function as expected, and any failure could result in a poor return on investment.

Our growth strategy may place significant demands on our management, operational infrastructure, and internal control systems.

We expect continued growth in our operations, including through geographic expansion, increased project volume, technology investments, and potential acquisitions. This growth may place significant strain on our management team, operational capabilities, financial reporting systems, internal controls, information technology infrastructure, and personnel. We may be required to hire additional employees, improve operational and financial systems, and expand our administrative infrastructure. If we fail to effectively manage our growth, maintain adequate controls, or successfully scale our operations, our business, financial condition, and results of operations could be materially adversely affected.

We may require additional capital in the future to support our growth strategy, and such capital may not be available on acceptable terms or at all.

Our growth strategy includes investments in acquisitions, technology, equipment, geographic expansion, and working capital. These initiatives may require substantial additional capital beyond the proceeds of this offering. We may seek additional financing through debt financings, equity offerings, or other capital sources. However, additional financing may not be available when needed or may only be available on unfavorable terms. Any future issuance of equity securities could dilute existing stockholders, while additional indebtedness could increase our financial leverage and debt service obligations. If we are unable to obtain sufficient capital to support our growth initiatives, our business expansion plans and financial performance could be adversely affected.

RISKS RELATED TO OUR OPERATIONS

We are dependent on our senior management team, and any leadership transitions, including the appointment and integration of a new Chief Financial Officer, may be disruptive to our business.

Our success depends heavily on the continued service of our experienced senior management team, particularly our President, Mike Ogden, and on our ability to attract and retain other key personnel. We are in the process of identifying and appointing a new Chief Financial Officer. Leadership transitions can be inherently difficult to manage and may cause operational and administrative inefficiencies, added costs, and loss of institutional knowledge, which could result in significant disruptions to our operations. We must successfully appoint and integrate a new Chief Financial Officer, and a delay or failure in this process could adversely affect our ability to manage our financial reporting and strategic planning. The loss of any of our key senior leaders or our inability to appoint and integrate a new Chief Financial Officer could materially harm our business.

Our business is subject to extensive and evolving federal, state, and local regulations, and our failure to comply could result in significant liabilities.

Our operations are subject to a complex web of laws and regulations, and non-compliance could result in substantial fines, operational shutdowns, and reputational damage. Key regulatory risks include:

Fixed-price and bid-based project work exposes us to execution risk, cost overruns and liquidated damages.

Many of our contracts are competitively bid and fixed-price. If labor or material costs rise, productivity falls, site conditions differ from estimates or schedules slip, we may incur unrecoverable cost overruns, reducing gross margin. Some contracts include liquidated-damages provisions for late completion. See “Our Business — Project lifecycle and contracting.”

•       Workplace Health and Safety:    Our fabrication processes generate respirable crystalline silica dust, a substance strictly regulated by the Occupational Safety and Health Administration (OSHA) under standards such as 29 C.F.R. § 1926.1153. Compliance requires robust engineering controls (wet cutting, ventilation), air monitoring, medical surveillance for employees, and extensive training. While our safety program is strong (evidenced by a 0.92 Experience Modification Rate and zero workers’ compensation claims in fiscal 2025), any failure to maintain strict compliance could lead to severe penalties and litigation.

•         Transportation and Logistics:    The interstate transport of our materials is governed by the Carmack Amendment (49 U.S.C. § 14706), which imposes near-strict liability on carriers for cargo loss or damage. Disputes over liability can be complex and costly. Our reliance on third-party carriers exposes us to their performance failures, and any significant loss or damage to high-value stone could materially impact our results.

•        Environmental Regulations:    Our water usage and generation of slurry waste are subject to regulations including the Clean Water Act. Failure to comply with discharge and disposal permits could result in fines and remediation costs.

•        Data Privacy:    Our planned customer portal and use of AI for quoting will increase the amount of client data we handle, exposing us to data privacy laws such as the California Consumer Privacy Act (CCPA) and its successor, the CPRA. A data breach could result in significant financial penalties and a private right of action under the CCPA, as well as enforcement actions by the Federal Trade Commission (FTC). We are subject to environmental permitting and waste handling requirements relating to water reclamation, slurry and filter press cake disposal; any non-compliance or changes in standards could require capital expenditures or operational changes

Disruptions in our supply chain or the loss of key suppliers could adversely affect our operations.

We rely on a select group of key suppliers, including Caesarstone, Cambria, and Daltile, for our raw materials. While our relationships are strong, any disruption to their operations, inability to meet our demand, or significant price increases could constrain our ability to complete projects on time and on budget. The loss of preferential pricing or priority allocation from these suppliers would harm our competitive position and profitability. Loss of a key supplier relationship, inability to qualify alternate materials, or changes in exclusive program terms could reduce availability of in-demand colors and finishes and diminish our competitive position.

Our relationships with large retail partners, including home-improvement chains, are not guaranteed and may be terminable; the loss of or adverse changes to a major retail program could materially affect our results.

A meaningful portion of our residential revenue may be generated through national retailers. These arrangements can be non-exclusive and cancellable, subject to performance metrics, pricing audits or program changes. A downgrade in vendor status, failure to meet metrics or termination could reduce volume and utilization, adversely impacting profitability.

Our quarterly operating results may fluctuate significantly due to the nature of our business.

Our quarterly operating results may fluctuate significantly due to a variety of factors, including the timing and size of projects, project delays, customer purchasing patterns, weather conditions, labor availability, material pricing volatility, supply chain disruptions, and the timing of revenue recognition on large projects. As a result, comparisons of our operating results from period to period may not be meaningful, and our future operating results may fall below the expectations of investors or securities analysts. Fluctuations in our quarterly results could cause volatility in the trading price of our Class A common stock.

Our management team has limited experience operating a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and analysts, and complying with the increasingly complex laws, regulations, and reporting obligations applicable to public companies. Our management team will be required to devote substantial time and resources to complying with public company obligations, including SEC reporting requirements, corporate governance standards, investor relations activities, and internal control compliance. These obligations may place significant demands on our management and administrative resources and could divert attention away from the management of our business operations. Our internal controls, financial reporting processes and disclosure controls are in development; as a newly public company we may identify additional material weaknesses that could require significant time and resources to remediate.

RISKS RELATED TO OUR INDEBTEDNESS

Our level of indebtedness could adversely affect our financial condition and ability to operate our business.

We currently maintain indebtedness and may incur additional indebtedness in the future to support our operations, acquisitions, capital expenditures, working capital needs, and growth initiatives. Our level of indebtedness could have significant consequences for our business and financial condition, including:

•        making it more difficult for us to satisfy our obligations with respect to our debt;

•        requiring us to dedicate a substantial portion of our cash flows from operations to debt service payments, thereby reducing funds available for working capital, capital expenditures, acquisitions, technology investments, and other general corporate purposes;

•        limiting our ability to obtain additional financing on favorable terms or at all;

•        increasing our vulnerability to adverse economic conditions, industry downturns, inflation, rising interest rates, and reductions in construction activity;

•        limiting our flexibility in planning for, or reacting to, changes in our business and industry;

•        placing us at a competitive disadvantage compared to competitors with lower leverage or greater financial resources; and

•        increasing the risk that we may default on our debt obligations.

In addition, our debt agreements may contain restrictive covenants that limit our ability to incur additional indebtedness, create liens, make certain investments, pay dividends, dispose of assets, engage in mergers or acquisitions, or otherwise operate our business. These covenants may restrict our operational flexibility and ability to pursue business opportunities.

Our ability to make payments on our indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business, competitive, regulatory, and other factors beyond our control. If we are unable to generate sufficient cash flow to service our debt obligations, we may be required to refinance or restructure our indebtedness, sell assets, reduce or delay capital expenditures, or seek additional equity capital, any of which may not be available on acceptable terms or at all.

To the extent our indebtedness bears interest at variable rates, increases in interest rates could increase our borrowing costs and adversely affect our profitability and cash flows. In addition, any failure to comply with the covenants or payment obligations under our debt agreements could result in an event of default, which could permit lenders to accelerate the maturity of our indebtedness and exercise other remedies against us.

RISKS RELATED TO THIS OFFERING AND OUR COMMON STOCK

The concentration of voting control with our President and key founding members will limit your ability to influence corporate matters.

Following this offering, our President, Mike Ogden, key founding members, and their affiliates will control a majority of the voting power of our outstanding capital stock. Specifically, due to the super-voting rights of the Series A preferred stock (100 votes per share), the holders of Series A preferred stock are expected to control approximately 96.8% of our total voting power immediately after this offering (or approximately 96.3% if the underwriters’ over-allotment option is exercised in full), even though the Series A preferred stock will represent only approximately 18.8% of our total outstanding shares on an as-converted basis. This will enable them to control all matters submitted to our stockholders for a vote, including the election of directors and any merger or sale of our company, which could prevent a change of control that other stockholders may favor and may depress the market price of our Class A common stock. Investors in this offering will have no meaningful ability to influence any corporate decisions as long as the Series A preferred stock remains outstanding.

An active trading market for our Class A common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiation and may not be indicative of the market price after the offering. We cannot predict whether an active, liquid trading market will develop or be sustained, which could make it difficult for you to sell your shares. A limited public float, potential sales by existing holders after lock-up expirations and underwriter warrants outstanding could contribute to share price volatility and an illiquid trading market.

Our failure to meet the continued listing requirements of the NYSE American or NYSE Texas could result in a de-listing of our Class A common stock.

If after listing we fail to satisfy the continued listing requirements of the NYSE American or the NYSE Texas, the applicable exchange may take steps to de-list our Class A common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with the applicable exchange’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the applicable exchange’s minimum bid price requirement or prevent future non-compliance with the applicable exchange’s listing requirements.

If our Class A common stock is delisted from the NYSE American or NYSE Texas and become subject to the penny stock rules, it would become more difficult to trade our Class A common stock.

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing of our Class A common stock on a national securities exchange and if the price of our Class A common stock is less than $5.00, our Class A common stock may be deemed a penny stock. If we do not obtain or retain a listing on the NYSE American and if the price of our common stock is less than $5.00, our Class A common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Class A common stock, and therefore stockholders may have difficulty selling their shares.

We have identified material weaknesses in our internal control over financial reporting. If our remediation efforts are not successful, we may be unable to provide accurate and timely financial reports, which could adversely affect the market price of our Class A common stock.

In connection with the audit of our consolidated financial statements, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) a lack of a formalized financial closing and reporting process commensurate with public company standards, and (ii) insufficient segregation of duties within our financial systems due to a limited number of personnel in our accounting function. We are in the process of implementing a remediation plan, which includes hiring additional accounting personnel and implementing more robust review procedures and system controls. We expect to appoint a Chief Financial Officer promptly following the completion of this offering and believe that such appointment will be an important component of our remediation efforts. In the interim, we have implemented a multi-tier approval process for incoming bills, outgoing invoices, incoming payments and outgoing payments, pursuant to which transactions and payments are subject to multiple levels of review and approval. We are also in the process of developing a formal financial close process. While these interim measures are intended to provide additional oversight pending implementation of a more formal internal control framework, they do not fully address the lack of segregation of duties underlying the identified material weakness. However, we cannot assure you that our efforts will be successful. Failure to remediate these weaknesses could result in a loss of investor confidence and a decline in our stock price.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in applying the net proceeds of this offering. We intend to use the funds for acquisitions, technology, and expansion, but the failure of our management to apply these funds effectively could result in financial losses and have a material adverse effect on our business and stock price.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, and rules of the relevant exchange (e.g. Nasdaq or NYSE). This will require significant time and attention from our management and will increase our costs.

Future sales or issuances of our Class A common stock could result in significant dilution and could cause the price of our Class A common stock to decline. Sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that such sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. We intend to adopt a 2026 Incentive Award Plan, under which we will reserve shares for future issuance. The issuance of shares upon the exercise or vesting of equity awards, or the sale of shares in the public market by our existing stockholders following the expiration of the lock-up period, could cause substantial dilution to our public stockholders and adversely affect the trading price of our Class A common stock. Future securities offerings, equity awards and potential acquisition consideration paid in equity will dilute your ownership and could depress the market price of our Class A common stock.

Anti-takeover provisions in our organizational documents and under Delaware law could delay or prevent a change of control. Our Certificate of Incorporation and Bylaws will contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include a classified board of directors, limitations on the ability of stockholders to call special meetings, advance notice requirements for stockholder proposals, and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, as a Delaware corporation, we are subject to DGCL Section 203, which may have the effect of discouraging, delaying, or preventing a change of control. Section 203 generally prohibits a Delaware corporation from engaging in a business combination with an interested stockholder, for a period of three years after the date the stockholder became an interested stockholder, unless specified conditions are satisfied. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. These provisions could discourage proxy contests, make it more difficult for you and other stockholders to elect directors and take other corporate actions, and could limit the price that investors might be willing to pay in the future for shares of our Class A common stock.

We may be subject to cybersecurity risks and data breaches that could adversely affect our business and reputation. We rely on information technology systems to manage our operations, including our enterprise resource planning software and customer data systems. As we expand our technology capabilities, including our planned customer portal and AI-powered quoting tools, we will increasingly be subject to risks from cyberattacks, ransomware, phishing, and other cybersecurity threats. A significant cybersecurity incident could result in operational disruptions, theft of proprietary information, loss of customer data, reputational harm, regulatory penalties, and costly remediation efforts. We may not have adequate insurance coverage to compensate for losses arising from cybersecurity incidents, and the costs of maintaining or enhancing our cybersecurity protections may be significant.

Our failure to maintain effective internal control over financial reporting could materially adversely affect our business and the market price of our Class A common stock.

As a public company, we will be required to maintain effective internal control over financial reporting and disclosure controls and procedures. We may identify additional material weaknesses or significant deficiencies in our internal controls in the future. The process of designing, implementing, and maintaining effective internal controls is costly and time consuming, particularly as we continue to grow our operations and integrate new systems, personnel, and potential acquisitions. If we are unable to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial results, comply with SEC reporting obligations, or prevent fraud, which could result in restatements of our financial statements, regulatory investigations, loss of investor confidence, declines in the trading price of our Class A common stock, and potential litigation.

Our stock price may be volatile, and investors may lose all or part of their investment.

The trading price of our Class A common stock may fluctuate significantly due to a variety of factors, many of which are beyond our control, including actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, market conditions in the construction or manufacturing industries, announcements by us or our competitors, changes in investor sentiment, future equity issuances, and general economic and stock market conditions. In addition, the stock markets have experienced significant price and volume volatility that has often been unrelated or disproportionate to the operating performance of individual companies. As a result, investors may experience substantial declines in the value of their investment in our Class A common stock.

If securities or industry analysts do not publish research or reports about our business, or if they publish negative evaluations of our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock may depend in part on the research and reports that securities analysts publish about us and our business. We may have limited or no analyst coverage following this offering. If one or more analysts who cover us downgrade our Class A common stock, publish unfavorable research, or cease coverage of us altogether, the market price and trading volume of our Class A common stock could decline significantly.

We do not currently intend to pay dividends on our Class A common stock, and investors may not receive any return on their investment unless they sell their shares for a price greater than the price paid.

We currently intend to retain any future earnings to support the development and expansion of our business, repay indebtedness, and pursue strategic opportunities. As a result, we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. Any future determination regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, and other factors that our board of directors deems relevant. Accordingly, investors may need to rely on appreciation in the price of our Class A common stock to realize a return on their investment, which may never occur.

The Series A preferred stock super-voting structure may cause us to fail to meet the corporate governance requirements of the NYSE American or NYSE Texas, and could make our Class A common stock ineligible for inclusion in certain stock indices.

Our dual-class voting structure, under which the holders of our Series A preferred stock are entitled to 100 votes per share while holders of our Class A common stock are entitled to one vote per share, may adversely affect the trading price and liquidity of our Class A common stock. Certain index providers, including S&P Dow Jones and FTSE Russell, have adopted policies that exclude or limit companies with multiple share classes from their indices. As a result, our Class A common stock may not be eligible for inclusion in the S&P 500 index or other major indices, which could reduce demand for our Class A common stock from index funds and other institutional investors and negatively impact the trading price and liquidity of our Class A common stock. In addition, certain institutional investors and proxy advisory firms have adopted policies disfavoring dual-class voting structures, which could limit the institutional investor base for our Class A common stock and result in negative recommendations from proxy advisory firms regarding matters submitted to a stockholder vote.

We may issue additional shares of capital stock or other securities that may dilute existing stockholders and adversely affect the market price of our Class A common stock.

We may issue additional shares of common stock, preferred stock, convertible securities, warrants, or other equity-linked securities in the future in connection with acquisitions, strategic investments, employee benefit plans, capital raising activities, or other corporate purposes. Any such issuances could dilute the ownership interests of existing stockholders and may adversely affect the market price of our Class A common stock. In addition, our Certificate of Incorporation will authorize the issuance of preferred stock with rights and preferences that may be senior to those of our Class A common stock without stockholder approval. The issuance of preferred stock with rights senior to our common stock, or debt or equity securities with anti-dilution or other protective provisions, could adversely affect holders of our Class A common stock.

As a public company, we may become subject to securities litigation, which could be costly and divert management attention.

Companies that have experienced volatility in the market price of their securities, operated at a loss, announced significant business developments, completed acquisitions, sought financing transactions or experienced changes in financial condition or operating results have in the past been subject to securities class action litigation, derivative lawsuits and other stockholder claims. Following this offering, we may become the target of securities litigation or other claims, including claims relating to our disclosures, financial reporting, business strategy, projections, capital raising activities, stock price performance or other corporate transactions and developments.

Securities litigation and related proceedings are inherently costly, time consuming and disruptive. Such matters could result in substantial legal expenses, significant management distraction, reputational harm, increased insurance costs and diversion of financial and operational resources. In addition, any adverse judgment, settlement or other resolution of such proceedings could result in significant monetary damages, penalties or other liabilities and could materially adversely affect our business, financial condition, results of operations and cash flows.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We may have federal and state net operating loss carryforwards and other tax attributes that could reduce future taxable income. However, the utilization of these tax attributes may be subject to significant limitations under Sections 382 and 383 of the Internal Revenue Code and corresponding state laws if we experience an ownership change following this offering or as a result of future changes in our stock ownership. As a result, we may be unable to realize the full benefit of our tax attributes.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of U.S. federal securities laws, which involve risks and uncertainties. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “project,” “aim,” “anticipate,” “expect,” “seek,” “predict,” “contemplate,” “continue,” “possible,” “intend,” “may,” “plan,” “forecast,” “future,” “might,” “will,” “could,” would” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies, the industry in which we operate and potential acquisitions. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the stability of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause our results to vary from expectations include, but are not limited to:

•        our dependence on the residential construction industry, the economy and the credit markets;

•        uncertainty regarding the housing recovery;

•        declines in the economy or expectations regarding the housing recovery that could lead to additional significant impairment charges;

•        the cyclical and seasonal nature of our business;

•        our exposure to severe weather conditions;

•        the highly fragmented and competitive nature of our industry;

•        product shortages or the loss of key suppliers;

•        changes in the costs and availability of products;

•        inability to successfully acquire and integrate other businesses;

•        our exposure to claims arising from our acquired operations;

•        our reliance on key personnel;

•        our ability to attract, train and retain qualified employees while controlling labor costs;

•        our exposure to product liability, workmanship warranty, casualty, construction defect and other claims and legal proceedings;

•        changes in, or failure to comply with, federal, state, local and other regulations;

•        we are a holding company and conduct all of our operations through our subsidiaries;

•        disruptions in our information technology systems;

•        our ability to implement and maintain effective internal control over financial reporting and remediate any outstanding material weakness and significant deficiencies; and

•        additional factors discussed under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.”

Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. In light of these risks, uncertainties and assumptions, the forward-looking events described in this prospectus may not occur. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Estimates and forward-looking statements speak only as of the date they were made, and, except to the extent required by law, we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

If any of the risks actually occur, either alone or in combination with other events or circumstances, or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that we do not presently know or that we currently believe are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect our expectations, plans or forecasts of future events and views as of the date of this prospectus. These forward-looking statements should not be relied upon as representing our assessments as of any date subsequent to the date of this prospectus. Accordingly, undue reliance should not be placed upon the forward-looking statements. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect events or circumstances after the date on which such statements were made or to reflect the occurrence of unanticipated events, except as may be required by applicable securities laws.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $18,150,000 (or approximately $20,925,000 if the underwriter exercises its over-allotment option in full), based upon the assumed initial public offering price of $6.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund strategic acquisitions, working capital, sales and marketing expenses, repayment of our working capital facility and capital expenditures, as described below.

Estimated Amount of Net Proceeds
Strategic Acquisitions	$10,000,000
Working Capital	$4,300,000
Sales & Marketing Expenses	$2,000,000
Repayment Working Capital Facility(1)	$850,000
Capital Expenditures	$1,000,000
Total Net Proceeds	$18,150,000

____________

(1)      This Working Capital facility is a revolving credit line issued by Samson Lending, LLC, and carries as 29% interest rate with no maturity date.

We intend to use approximately $10 million from this offering to make strategic acquisitions of stone fabricators starting in the Dallas Fort Worth market and expanding into other national markets. As we have not yet identified any acquisition targets, we are uncertain the cost of the acquisitions. We believe that the proceeds of this offering will be enough to make several acquisitions; however, we may need to raise additional funds if we identify more companies that we wish to acquire and there is no assurance that we will be able to raise the additional funds to do so. See “Business — Acquisition Strategy” for complete description of our planned acquisition strategy below.

As we expand our operations from the proceeds of this offering, it may be necessary to hire key personnel as well as ancillary support staff (e.g. sales representatives, staff accountants, bookkeepers, fabricators, machine operators, polishers, template technicians, installers, warehouse managers, production managers, project managers, program engineers).

As we expand our operations from the proceeds of this offering, we intend to use approximately $1 million for Capital Expenditures to purchase equipment for our fabrication facilities (e.g. CNC machines, polishers, CNC tooling).

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our business growth strategy and the scale achieved by our sales and marketing team, as well as the amount of cash used in our operations. We therefore cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes and we will have broad discretion in the application of the net proceeds.

DIVIDEND POLICY

We do not currently intend to pay cash dividends on our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business.

Any future determination relating to dividends will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, contractual restrictions, legal requirements and other factors as our board of directors may deem relevant. The ability of our board of directors to declare any dividends will be subject to certain limits imposed by the terms of our revolving credit facility and any then-existing debt instruments, among other factors, our results of operations, financial condition, liquidity requirements, contractual restrictions, and other factors that our board may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2026, (a) on an actual basis, (b) as adjusted to give effect to the Corporate Conversion completed on August 20, 2026, pursuant to which the membership interests of Onyx Capital Tequila Partners IV LLC were converted into shares of common stock of KAT Construction Services, Inc., and (c) as further adjusted to give effect to this offering and the application of the net proceeds therefrom (as described under “Use of Proceeds”).

You should read this table in conjunction with the sections captioned “Use of Proceeds,” “Summary Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The table below does not give effect to any exercise by the underwriters of their option to purchase additional shares of our common stock.

	Actual as of June 30, 2026	Pro-Forma As Adjusted	Pro-Forma As Further Adjusted
Cash and cash equivalents	$571,694	$571,694	$17,945,010
Accounts receivable, net	1,616,307	1,616,307	1,616,307
Other current assets	968,515	968,515	968,515
Deferred offering costs	55,000	55,000	—
Other long-term assets	1,159,931	1,159,931	1,159,931
Total assets	$4,371,447	$4,371,447	$21,689,763

Debt:
Working-capital facility	$776,688	$776,688	$—
Notes payable	1,711,118	1,711,118	1,711,118
Total debt	$2,487,806	$2,487,806	$1,711,118

Stockholders’ equity
Series A Preferred stock: 1,550,000 authorized; $0.001 par value, 0, 1,550,000, and 1,550,000 shares issued and outstanding actual as of June 30, 2026, pro-forma as adjusted, and pro-forma as further adjusted	$—	$1,550	$1,550
Common stock: $0.001 par value, 200,000,000 shares authorized, 0, 5,141,250, and 8,474,584 shares issued and outstanding actual as of June 30, 2026, pro-forma as adjusted, and pro-forma as further adjusted	—	5,141	8,474
Additional paid-in capital	—	438,574	18,530,245
Accumulated deficit/retained earnings	—	(305,999)	(305,999)
Members’ Equity	139,266	—	—
Total stockholders’ equity	139,266	139,266	18,234,270
Total capitalization	$2,627,072	$2,627,072	$19,945,388

DILUTION

If you invest in our Class A common stock (the “Common Stock”), your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share and the pro forma net tangible book value per share of our Common Stock after this offering. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of our Common Stock outstanding.

As of June 30, 2026, our net tangible book value was $139,266, or $0.03 per share of Common Stock, based on 5,141,250 shares of common stock outstanding as of September 30, 2026. For purposes of the per share calculations in this section, we have given effect to the Corporate Conversion completed on August 20, 2026, pursuant to which the membership interests of Onyx Capital Tequila Partners IV LLC were converted into shares of Common Stock of KAT Construction Services, Inc.

After giving effect to the sale of 3,333,334 shares of Common Stock at an assumed public offering price of $6.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus and assuming no pre-funded warrants are issued in this offering and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2026 would have been $18,060,239, or $2.13 per share of common stock. This represents an immediate increase in net tangible book value to existing common stockholders of $2.10 per share of Common Stock and an immediate dilution of 3.87 per share of Common Stock to the investors purchasing shares of Common Stock in this offering.

The following table illustrates this per share dilution to the new investors purchasing shares of common stock in this offering (unaudited):

Assumed public offering price per share		$6.00
Historical net tangible book value (deficit) per share as of June 30, 2026	$0.03
Increase per share attributable to this offering	2.12
Pro forma net tangible book value per share after this offering		2.15
Dilution per share to new investors purchasing shares in this offering		$3.85

Each $1.00 increase (decrease) in the assumed public offering price for our Common Stock of $6.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus would increase (decrease) the pro forma net tangible book value, by $2.49 ($1.76) per share and the dilution to new investors by $3.48 ($4.21) per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each increase (decrease) of 100,000 shares in the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value per common share by $2.16 (2.08) per share, and the dilution to investors in this offering by $3.81 ($3.89) per common share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares of Common Stock in this offering is exercised in full, the pro forma net tangible book value per common share would be $2.48, the increase in the net tangible book value per share for existing stockholders would be $2.45, and the dilution per share to new investors in this offering would be $3.52.

The dilution information discussed above is illustrative only and will change based on the actual public offering price, number of shares of Common Stock offered and other terms of this offering determined at pricing.

The information presented in the table and discussion above is based on 5,141,250 shares of our Common Stock outstanding as of September 30, 2026, and excludes:

•        other shares of our Common Stock reserved for future issuance under the 2026 Incentive Award Plan.

•        the issuance of an estimated 150,000 shares of Common Stock underlying the warrant to be issued to the underwriter in connection with this offering; and

•        any shares of our Common Stock issuable upon exercise of the underwriter’s over-allotment option.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition and results of operations and should be read in conjunction with our audited consolidated financial statements and related notes, and our unaudited interim condensed consolidated financial statements and related notes, included elsewhere in this prospectus. All amounts included herein with respect to the years ended December 31, 2025 and 2024 are derived from our audited condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that reflect our plans, objectives, expectations, intentions, and beliefs, which involve risks and uncertainties that could cause actual results to differ materially from those described herein. The cautionary language governing our forward-looking statements, and the risks that could cause those differences, appear under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus. Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus, and we undertake no obligation to update or revise any of them except as required by law.

Overview

We are a stone fabrication and installation company serving commercial, multi-family, and residential construction and remodeling customers primarily in the Dallas-Fort Worth metropolitan area. We fabricate and install natural and engineered stone products used in countertops, surfaces, wall applications, and related architectural features. We operate through three principal divisions: Commercial, Multi-Family, and Residential. For fiscal year 2025, our Commercial, Multi-Family, and Residential divisions contributed approximately 26%, 40%, and 34%, respectively, of our total revenue, based on management’s internal estimates.

We generate revenue primarily from fixed-price and unit-rate fabrication and installation projects awarded through competitive bidding processes, negotiated awards, retail partnership programs, referrals, and direct-to-consumer channels. Our projects generally involve estimating and bidding, material procurement, digital templating, fabrication scheduling, production, delivery coordination, installation, and post-installation support. Because many of our customer arrangements are fixed-price or unit-rate arrangements, our results depend on our ability to accurately estimate material costs, labor requirements, fabrication timelines, installation schedules, and project execution risks. Our historical results reflect the continuation of our business following the February 28, 2023 acquisition of the operating assets of Kat Specialties, Inc. by Onyx Capital Tequila Partners IV LLC, d/b/a KAT Fabricators. On August 20, 2026, Onyx Capital Tequila Partners IV LLC d/b/a KAT Fabricators converted from a Texas limited liability company into a Delaware corporation and changed its name to KAT Construction Services, Inc. (the “Corporate Conversion”.) The Corporate Conversion effected a change in our legal form and did not otherwise affect the continuity of our business.

Current Financial Condition Summary

We had net loss of $85,873 (unaudited) for the six months ended June 30, 2026. Additionally, we had net cash provided by operating activities of $153,537 (unaudited) for the six months ended June 30, 2026. At June 30, 2026, we had a working capital surplus of $119,765 (unaudited), an accumulated deficit of $305,999 (unaudited) and member’s equity of $139,266 (unaudited). Our accumulated deficit as of June 30, 2026 primarily reflects historical distributions to members in excess of cumulative net income. Since inception through June 30, 2026, we generated cumulative net income of approximately $2.2 million and made cumulative distributions to members of approximately $2.5 million.

Results of Operations

Backlog.    We define backlog as the unbilled remaining value of signed contracts in our Commercial and Multi-Family divisions. Management uses backlog to evaluate anticipated future business activity and production requirements. As of June 30, 2026, backlog for these channels was approximately $5.4 million, compared with $4.3 million as of December 31, 2025.

Backlog does not include our Residential business because the relatively short order-to-revenue cycle in that channel makes point-in-time backlog less meaningful as an indicator of future revenue. Backlog should not be considered necessarily indicative of future revenue because orders may be modified or delayed.

The following table presents our signed-contract backlog for the Commercial and Multi-Family divisions as of June 30, 2026, in dollars:

Division	June 30, 2026	December 31, 2025
Commercial	$3,047,847	$2,968,572
Multi-Family	$2,389,396	$1,359,073
Total signed-contract backlog for the Commercial and Multi-Family divisions	$5,437,243	$4,327,645

The above table does not include backlog for our Residential division as the average revenue cycle for the orders within this division is shorter than one month.

Results of Operations

Comparison of the Three Months Ended June 30, 2026 as Compared to Three Months Ended June 30, 2025

The following table presents our results of operations for the three months ended June 30, 2026 and 2025, in dollars:

Caption	2026	2025	$ change	% change
Revenue	$2,949,616	$4,567,469	$(1,617,853)	(35.4)%
Total cost of goods sold	$2,114,636	$2,820,549	$(705,913)	(25.0)%
Gross profit	$834,980	$1,746,920	$(911,940)	(52.2)%
Total operating expenses	$852,331	$1,180,222	$(327,891)	(27.8)%
Operating income (loss)	$(17,351)	$566,698	$(584,049)	(103.1)%
Other expense	$244,363	$160,945	$83,418	51.8%
Net income (loss)	$(261,714)	$405,753	$(667,467)	(164.5)%

Revenue.    Revenue decreased $1,617,853, or 35.4%, to $2,949,616 for the three months ended June 30, 2026 from $4,567,469 for the three months ended June 30, 2025. Multi-Family accounted for $1,078,983 of the decrease, Residential for $312,508, and Commercial for $226,362. The decrease was primarily due to the delay in the commencement of new Multi-Family, Commercial, and Residential improvement and development projects by our customers as a result of tariff uncertainty and rising interest rates.

Cost of Goods Sold.    Total cost of goods sold decreased $705,913, or 25.0%, to $2,114,636 for the three months ended June 30, 2026 from $2,820,549 for the three months ended June 30, 2025.

Caption	2026	2025	$ change	% change
Material	$1,087,664	$1,413,867	$(326,203)	(23.1)%
Freight and duty	$60,507	$221,398	$(160,891)	(72.7)%
Direct labor	$818,993	$993,672	$(174,679)	(17.6)%
Other	$147,472	$191,612	$(44,140)	(23.0)%
Total cost of goods sold	$2,114,636	$2,820,549	$(705,913)	(25.0)%

Cost of Goods Sold — Material.    Material cost of goods sold decreased $326,203, or 23.1%, to $1,087,664 for the three months ended June 30, 2026 from $1,413,867 for the three months ended June 30, 2025. The decrease was primarily due to lower volume in our Multi-Family, Commercial, and Residential divisions, partially offset by higher material cost as a percentage of revenue on rate and mix.

Cost of Goods Sold — Freight and Duty.    Freight and duty decreased $160,891, or 72.7%, to $60,507 for the three months ended June 30, 2026 from $221,398 for the three months ended June 30, 2025. The decrease was primarily due to the reduction of tariffs on the import of raw materials and favorable renegotiation of freight-in costs.

Cost of Goods Sold — Direct Labor.    Direct labor decreased $174,679, or 17.6%, to $818,993 for the three months ended June 30, 2026 from $993,672 for the three months ended June 30, 2025. The decrease was primarily due to lower volume in our Multi-Family, Commercial, and Residential divisions.

Cost of Goods Sold — Other.    Other cost of goods sold decreased $44,140, or 23.0%, to $147,472 for the three months ended June 30, 2026 from $191,612 for the three months ended June 30, 2025. The decrease was primarily due to lower equipment rentals and reduction in purchase of shop and field supplies.

Gross Profit.    Gross profit decreased $911,940, or 52.2%, to $834,980 for the three months ended June 30, 2026 from $1,746,920 for the three months ended June 30, 2025. The decrease was primarily due to a reduction in revenue and the accompanying costs of revenue offset by improvements in freight, tariff, and production costs.

Operating Expenses.    Total operating expenses decreased $327,891, or 27.8%, to $852,331 for the three months ended June 30, 2026 from $1,180,222 for the three months ended June 30, 2025. The decrease was concentrated in salaries and wages, partially offset by higher general and administrative expenses, as discussed below.

Caption	2026	2025	$ change	% change
Salaries and wages	$519,105	$875,936	$(356,831)	(40.7)%
General and administrative	$301,326	$282,417	$18,909	6.7%
Sales and marketing	$31,900	$21,869	$10,031	45.9%
Total operating expenses	$852,331	$1,180,222	$(327,891)	(27.8)%

Salaries and Wages Expenses.    Salaries and wages decreased $356,831, or 40.7%, to $519,105 for the three months ended June 30, 2026 from $875,936 for the three months ended June 30, 2025. The decrease was primarily due to reduced bonus, salaries, and commissions resulting from a bonus plan restructure, administrative role consolidation through efficiencies gained, and lower Multi-Family project volume.

General and Administrative Expenses.    General and administrative expenses increased $18,909, or 6.7%, to $301,326 for the three months ended June 30, 2026 from $282,417 for the three months ended June 30, 2025. The increase was primarily due to bad debt expense of $29,970 from the write-off of eleven customer invoices and the related true-up of the allowance for credit losses, together with higher professional, consulting, and audit fees related to preparation for our public offering, partially offset by lower office, recruiting and travel costs.

Sales and Marketing Expenses.    Sales and marketing expenses increased $10,031, or 45.9%, to $31,900 for the three months ended June 30, 2026 from $21,869 for the three months ended June 30, 2025. The increase was primarily due to increased costs of digital advertising and the development of an updated website.

Other Expense.    Total other expense was $244,363 for the three months ended June 30, 2026 and $160,945 for the three months ended June 30, 2025. Interest and financing costs increased $83,418, or 61.4%, to $219,363 from $135,945, reflecting the finance charge on the working-capital facility entered into in December 2025 and $89,786 of amortization of the related deferred financing costs, both recognized in proportion to the weekly remittances and neither of which was present in the 2025 quarter, together with interest on the KAT Specialties consolidated note.

Net Income (Loss).    We recorded a net loss of $261,714 for the three months ended June 30, 2026, compared with net income of $405,753 for the three months ended June 30, 2025, a decrease of $667,467. The decrease was primarily a result of a $584,049 decline in operating results, from operating income of $566,698 to an operating loss of $17,351, and increased interest and financing costs of $83,418.

Comparison of the Six Months Ended June 30, 2026 as Compared to Six Months Ended June 30, 2025

The following table sets forth our results of operations for the six months ended June 30, 2026 and 2025:

	June 30, 2026	June 30, 2025	$ Change	% Change
Revenue	$6,413,997	$9,960,040	$(3,546,043)	(35.6)%
Total cost of goods sold	$4,295,111	$6,294,517	$(1,999,406)	(31.8)%
Gross profit	$2,118,886	$3,665,523	$(1,546,637)	(42.2)%
Total operating expenses	$1,732,974	$2,216,081	$(483,107)	(21.8)%
Operating income (loss)	$385,912	$1,449,442	$(1,063,530)	(73.4)%
Other expense	$471,785	$332,484	$139,301	41.9%
Net income (loss)	$(85,873)	$1,116,958	$(1,202,831)	(107.7)%

Revenue.    Revenue decreased $3,546,043, or 35.6%, to $6,413,997 for the six months ended June 30, 2026 from $9,960,040 for the six months ended June 30, 2025. Multi-Family accounted for $2,415,969 of the decrease, Residential for $288,864, and Commercial for $841,210. The decrease was primarily due to the delay in the commencement of new Multi-Family, Commercial, and Residential improvement and development projects by our customers as a result of tariff uncertainty and rising interest rates.

Cost of Goods Sold.    Total cost of goods sold decreased $1,999,406, or 31.8%, to $4,295,111 for the six months ended June 30, 2026 from $6,294,517 for the six months ended June 30, 2025.

	June 30, 2026	June 30, 2025	$ Change	% Change
Material	$2,425,765	$3,452,273	$(1,026,508)	(29.7)%
Freight and duty	$184,397	$430,004	$(245,607)	(57.1)%
Direct labor	$1,418,449	$1,997,635	$(579,186)	(29.0)%
Other	$266,500	$414,605	$(148,105)	(35.7)%
Total cost of goods sold	$4,295,111	$6,294,517	$(1,999,406)	(31.8)%

Cost of Goods Sold — Material.    Material cost of goods sold decreased $1,026,508, or 29.7%, to $2,425,765 for the six months ended June 30, 2026 from $3,452,273 for the six months ended June 30, 2025. The decrease was primarily due to lower volume in our Multi-Family, Commercial, and Residential divisions, partially offset by higher material cost as a percentage of revenue on rate and mix.

Cost of Goods Sold — Freight and Duty.    Freight and duty decreased $245,607, or 57.1%, to $184,397 for the six months ended June 30, 2026 from $430,004 for the six months ended June 30, 2025. The decrease was primarily due to the reduction of tariffs on the import of raw materials and favorable renegotiation of freight-in costs.

Cost of Goods Sold — Direct Labor.    Direct labor decreased $579,186, or 29.0%, to $1,418,449 for the six months ended June 30, 2026 from $1,997,635 for the six months ended June 30, 2025. The decrease was primarily due to lower volume in our Multi-Family, Commercial, and Residential divisions.

Cost of Goods Sold — Other.    Other cost of goods sold decreased $148,105, or 35.7%, to $266,500 for the six months ended June 30, 2026 from $414,605 for the six months ended June 30, 2025. The decrease was primarily due to lower equipment rentals and reduction in purchase of shop and field supplies.

Gross Profit.    Gross profit decreased $1,546,637, or 42.2%, to $2,118,886 for the six months ended June 30, 2026 from $3,665,523 for the six months ended June 30, 2025. The decrease was primarily due to a reduction in revenue and the accompanying costs of revenue offset by improvements in freight, tariff, and production costs.

Operating Expenses.    Total operating expenses decreased $483,107, or 21.8%, to $1,732,974 for the six months ended June 30, 2026 from $2,216,081 for the six months ended June 30, 2025. The decrease was concentrated in salaries and wages, partially offset by higher general and administrative expenses, as discussed below.

	June 30, 2026	June 30, 2025	$ Change	% Change
Salaries and wages	$1,105,732	$1,621,345	$(515,613)	(31.8)%
General and administrative	$570,625	$538,782	$31,843	5.9%
Sales and marketing	$56,617	$55,954	$663	1.2%
Total operating expenses	$1,732,974	$2,216,081	$(483,107)	(21.8)%

Salaries and Wages Expenses.    Salaries and wages expenses decreased $515,613, or 31.8%, to $1,105,732 for the six months ended June 30, 2026 from $1,621,345 for the six months ended June 30, 2025. The decrease was primarily due to reduced bonus, salaries, and commissions resulting from a bonus plan restructure, administrative role consolidation through efficiencies gained, and lower Multi-Family project volume.

General and Administrative Expenses.    General and administrative expenses increased $31,843, or 5.9%, to $570,625 for the six months ended June 30, 2026 from $538,782 for the six months ended June 30, 2025. The increase was primarily due to bad debt expense of $29,970 recorded in the second quarter from the write-off of eleven customer invoices and the related true-up of the allowance for credit losses, together with higher professional, consulting, and audit fees related to preparation for our public offering, partially offset by lower office, recruiting and travel costs.

Sales and Marketing Expenses.    Sales and marketing expenses increased $663, or 1.2%, to $56,617 for the six months ended June 30, 2026 from $55,954 for the six months ended June 30, 2025.

Other Expense.    Total other expense was $471,785 for the six months ended June 30, 2026 and $332,484 for the six months ended June 30, 2025. Interest and financing costs increased $135,665, or 48.0%, to $418,149 from $282,484, reflecting the finance charge on the working-capital facility entered into in December 2025 and $166,637 of amortization of the related deferred financing costs, both recognized in proportion to the weekly remittances and neither of which was present in the 2025 period, together with interest on the KAT Specialties consolidated note.

Net Income (Loss).    We recorded a net loss of $85,873 for the six months ended June 30, 2026, compared to net income of $1,116,958 for the six months ended June 30, 2025, a change of $1,202,831. The decrease was primarily a result of a decrease in operating income of $1,063,530 and increased interest and financing costs of $135,665.

Comparison of the Year Ended December 31, 2025 as Compared to Year Ended December 31, 2024

Revenue.

Revenue increased by approximately $0.9 million, or 6.0%, to approximately $16.2 million for the year ended December 31, 2025 from approximately $15.2 million for the year ended December 31, 2024. The increase was driven primarily by higher fabrication and installation volume, growth in the Commercial division, and continued contributions from acquired customer relationships.

Revenue by division was approximately 26% Commercial, 40% Multi-Family, and 34% Residential for fiscal 2025, compared with approximately 23% Commercial, 41% Multi-Family, and 36% Residential for fiscal 2024.

Cost of Revenue, Gross Profit and Gross Margin.

Cost of revenue was approximately $10.8 million for fiscal 2025, compared with approximately $10.3 million for fiscal 2024, an increase of approximately $0.5 million, or 4.85%. Gross profit increased by approximately $0.5 million, or 10.2%, to approximately $5.4 million for fiscal 2025 from approximately $4.9 million for fiscal 2024. Gross margin increased to approximately 33.2% for fiscal 2025 from approximately 32.2% for fiscal 2024. The increase in gross profit and gross margin reflected improved material sourcing, lower freight and duty costs, and reduced inventory adjustment charges, partially offset by increased direct labor and shop overhead associated with higher production volumes.

Operating Expenses

Operating expenses increased by approximately $0.7 million, or 20.6%, to approximately $4.1 million for fiscal 2025 from approximately $3.4 million for fiscal 2024. Operating expenses excluding depreciation and amortization increased. The increase was primarily due to investments in sales, project management, administrative personnel, public-company readiness initiatives, marketing, and software systems.

Operating Income

Operating income was approximately $1.2 million for fiscal 2025, compared with approximately $1.5 million for fiscal 2024, a decrease of approximately 17.7%. The decrease was primarily attributable to the increase in operating expenses, which more than offset the increase in gross profit.

Other Expense

Other expense, net, was approximately $0.9 million for fiscal 2025, compared with approximately $0.15 million for fiscal 2024. The change was driven principally by increased interest expense and financing costs, including finance charges associated with the Samson revenue-purchase facility and factoring arrangements.

Net Income (Loss)

We reported net income of approximately $0.4 million for fiscal 2025, compared with net income of approximately $1.4 million for fiscal 2024. The decline was primarily due to increased financing-related costs and higher operating expenses, partially offset by increased revenue and gross profit.

Liquidity and Capital Resources

Our principal sources of liquidity have historically consisted of cash generated from operations, customer deposits and progress billings, short-term working-capital financing, related-party advances, equipment financing, and other debt financing arrangements. Our principal uses of cash include material purchases, labor and subcontractor costs, installation costs, rent and facility expenses, equipment costs, debt service, professional fees, public-company readiness costs, and general working capital needs. We may also use cash in the future for acquisitions, technology investments, equipment purchases, geographic expansion, and costs associated with operating as a public company.

The following table provides selected financial data about us as of June 30, 2026 and December 31, 2025

	June 30, 2026	December 31, 2025	Change	%
Current Assets	$2,982,485	$3,548,097	$(565,612)	(16)%
Current Liabilities	$2,862,720	$3,175,148	$(312,428)	(10)%
Working Capital Surplus	$119,765	$372,949	$(253,184)	(68)%

Current assets decreased by $565,612, or 16%, to $2,982,485 as of June 30, 2026 from $3,548,097 as of December 31, 2025. The decrease was primarily attributable to a decrease in cash of $855,731, as we remitted against the working-capital facility and paid distributions to members, a decrease in inventory of $49,716, and a decrease in other current assets of $4,959, partially offset by an increase in accounts receivable, net of the $28,709 write-off, of $344,794.

Current liabilities decreased by $312,428, or 10%, to $2,862,720 as of June 30, 2026 from $3,175,148 as of December 31, 2025. The decrease was primarily attributable to remittances against the current portion of our long-term debt of approximately $556,000 and a decrease in our other current liabilities of approximately $170,000, partially offset by an increase in accounts payable of approximately $410,000 and an increase in the current portion of lease liabilities of approximately $4,000.

We believe our existing cash, cash generated from operations, and availability under the factoring arrangement are sufficient to fund our operations and meet our obligations as they become due for at least twelve months from the date these financial statements are issued. As of June 30, 2026, we had a working capital surplus of $119,765 and total cash of $571,694.

The following table provides selected financial data about us as of December 31, 2025 and 2024

	December 31, 2025	December 31, 2024	Change	%
Current Assets	$3,548,097	$4,094,826	$(546,729)	(13)%
Current Liabilities	$3,175,148	$3,922,237	$(747,089)	(19)%
Working Capital Surplus	$372,949	$172,589	$(200360)	116%

Current assets decreased by $564,729, or 13%, to $3,548,097 as of December 31, 2025 from $4,094,826 as of December 31, 2024. The decrease was primarily due to an increase in cash of $1,419,676 and increase in other current assets of $ 61,353, offset by a decrease in accounts receivable of $1,886,114 and reduction in inventory of $141,644.

Current liabilities decreased by $747,089, or 19%, to $3,175,148 as of December 31, 2025, from $3,922,237 as of December 31, 2024. The decrease was primarily attributable to reductions in accounts payable of $558,111, a decrease in ROU lease liabilities of $133,884 and a reduction in the current portion of our long-term debt of $210,941 offset by an increase in other current liabilities of $155,847.

Cash Flows

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025	Change
Operating activities	$153,537	$1,281,934	$(1,128,397)
Investing activities	$(68,634)	$(2,565)	$(66,069)
Financing activities	$(940,634)	$289,067	$(1,229,701)
Net increase (decrease) in cash and cash equivalents	$(855,731)	$1,568,436	$(2,424,167)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Change
Operating activities	$2,268,291	$534,500	$1,733,791
Investing activities	$(15,506)	$6,215	$(21,721)
Financing activities	$(833,109)	$(558,568)	$(274,541)
Net increase (decrease) in cash and cash equivalents	$1,419,676	$(17,853)	$1,437,529

Six months ended June 30, 2026 and 2025

Operating Activities

For the six months ended June 30, 2026 and 2025, we generated $153,537 and $1,281,934 in cash flows from operating activities, respectively.

Cash provided by operating activities for the six months ended June 30, 2026 was comprised of a net loss of $85,873, offset by non-cash charges of $395,455 for amortization of deferred financing costs, right-of-use assets and intangible assets, the provisions for credit losses and inventory obsolescence, and depreciation, and reduced by a net increase in working capital of $156,045, as $409,758 of growth in accounts payable was more than absorbed by $379,258 of growth in accounts receivable and a $222,745 reduction in accrued and other current liabilities.

Cash provided by operating activities for the six months ended June 30, 2025 was comprised of net income of $1,116,958, increased by non-cash charges of $166,135 for depreciation and amortization, and reduced by a net increase in working capital of $1,159.

Investing Activities

For the six months ended June 30, 2026 and 2025, cash used from investing activities was $68,634 and $2,565, respectively. Cash used in investing activities consists primarily of purchases of property and equipment and software development costs.

Financing Activities

For the six months ended June 30, 2026 and 2025, we used $940,634 and generated $289,067 in cash flows from financing activities, respectively. Financing activities include member contributions, distributions to members, proceeds from and repayments of debt financing, and debt issuance and extinguishment costs paid.

Financing activities used $940,634 in the six months ended June 30, 2026: remittances of $565,098 applied to the principal of the Samson working-capital facility, installments of $139,373 on the KAT Specialties consolidated note, and distributions to members of $236,163. In the same period of 2025, financing activities provided $289,067: $1,661,378 of proceeds from the working-capital facility and $42,950 of member contributions, less $576,567 of principal repayments, $681,194 of distributions to members, and $157,500 of debt issuance and extinguishment costs paid.

Years ended December 31, 2025 and 2024

Operating Activities.

Net cash provided by operating activities was approximately $2.3 million for fiscal 2025, compared with approximately $0.5 million for fiscal 2024. Cash flows from operating activities are affected by net income or loss, non-cash expenses, customer deposits, progress billings, retainage, accounts receivable collections, inventory purchases, accounts payable, accrued expenses, and the timing of project execution.

Investing Activities.

Net cash used in investing activities was approximately $(15) thousand for fiscal 2025, compared with approximately $6 thousand provided for fiscal 2024. Investing activities include additions and disposal of property and equipment.

Financing Activities.

Net cash used in financing activities was approximately $(0.8) million for fiscal 2025, compared with approximately $(0.6) million for fiscal 2024. Financing activities include member contributions, distributions to members, proceeds from and repayments of debt financing, related-party advances and repayments, equipment financing, offering costs, and other financing transactions. During fiscal 2024 and fiscal 2025, the Company received short-term working-capital advances from Source Oil Guatemala Trading LLC, an affiliated entity under common principal ownership with the Company. During fiscal 2024, the Company received $490,000 of advances from SOTG and repaid $320,000, resulting in a Loan Payable — SOTG balance of $170,000 as of December 31, 2024. During fiscal 2025, the Company received $70,000 of advances from SOTG and repaid $240,000, resulting in no outstanding balance as of December 31, 2025.

Off-Balance-Sheet Arrangements

Our obligations under the working-capital facility are guaranteed by limited liability companies owned by our Executive Officers.

We have no other off-balance-sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Going Concern

We evaluate at each reporting date whether conditions or events, considered in the aggregate, raise substantial doubt about our ability to continue as a going concern within one year after the date these condensed consolidated financial statements are issued. In making that evaluation we considered the decline in cash and cash equivalents to $571,694 at June 30, 2026 from $1,427,425 at December 31, 2025 as we repaid the working-capital facility, the narrow margin of current assets over current liabilities, the fixed weekly remittance that services the facility, and the decline in revenue from the prior-year period.

We evaluated those conditions against a twelve-month cash flow forecast prepared on a Company-standalone basis that assumes no proceeds from the proposed offering and, through its low point, includes only currently signed contract backlog. The forecast reflects the July 29, 2026 refinancing of the working-capital facility, which reduced the weekly remittance from $34,061 to $17,636 (see Note 14 to the unaudited condensed consolidated financial statements for the six months ended June 30, 2026 and 2025 included elsewhere in this prospectus), our continued access to the accounts-receivable factoring arrangement, the $5.4 million of signed Commercial and Multi-Family backlog at June 30, 2026, the reduction in operating expenses achieved in the period, and the discretionary nature of distributions to members, which can be reduced or suspended. On that basis cash remains positive throughout the forecast period.

We concluded that these conditions and events, considered in the aggregate, do not raise substantial doubt about our ability to continue as a going concern for at least twelve months from the date these condensed consolidated financial statements are issued. The conclusion does not depend on completing the proposed offering.

Critical Accounting Policies and Estimates

Management’s significant estimates include revenue recognition, allowance for credit losses, inventory valuation, acquisition accounting, and lease accounting. These estimates require management judgment and are subject to change as circumstances evolve.

Revenue Recognition.

We recognize revenue in accordance with GAAP based on the transfer of control of promised goods or services to customers. Because our projects may include fabrication, delivery, installation, milestone billings, progress payments, retainage, customer deposits, and change-order processes, revenue recognition may require judgment regarding the identification of performance obligations, the timing of transfer of control, variable consideration, contract modifications, and collectability.

Allowance for Credit Losses.

We evaluate accounts receivable, retainage, and other receivables for expected credit losses based on historical collection experience, customer-specific facts and circumstances, current economic conditions, and reasonable and supportable forecasts. Our exposure to payment risk may be affected by retainage practices, pay-if-paid or pay-when-paid provisions, project disputes, customer credit quality, and the timing of owner funding.

Inventory Valuation.

We carry inventories of natural and engineered stone and related materials. Slabs are tracked through a digital fabrication-management platform that records each slab by serial identifier from receipt through templating, fabrication, and installation, and we account for slab inventory on a specific-identification basis. Inventory valuation requires judgment regarding excess, obsolete, damaged, discontinued, slow-moving, or project-specific materials, including slab remnants and materials affected by changes in customer preferences, project cancellations, breakage, quality defects, or handling damage.

Acquisition Accounting and Long-Lived Assets.

The February 28, 2023 acquisition of the operating assets of Kat Specialties, Inc. transferred the going-concern fabrication-and-installation operations, including supplier relationships, divisional structure, customer contracts, equipment, and workforce, to the current operating entity. Acquisition accounting and the valuation of long-lived assets may require judgment regarding the fair value of acquired assets and assumed liabilities, useful lives, amortization periods, impairment indicators, and the recoverability of tangible and intangible assets.

Leases.

We lease our Dallas facility and certain equipment used in our fabrication and installation operations. Lease accounting requires judgment regarding lease classification, lease term, renewal or purchase options, discount rate, and measurement of right-of-use assets and lease liabilities.

Recent Accounting Pronouncements

We adopted ASU 2023-07, Improvements to Reportable Segment Disclosures, which requires enhanced disclosure of significant segment expenses and other segment items. We adopted this guidance in our annual financial statements for the year ended December 31, 2025, and its interim disclosure requirements apply beginning with our 2026 interim periods. We operate as a single reportable segment, and the resulting disclosures are presented in Note 13 — Segment Information of our Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2026 and 2025.

BUSINESS

The following discussion of our business should be read together with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

KAT Construction is a technology-enabled stone fabrication and installation company serving commercial, multi-family, and residential construction and remodeling markets primarily within the Dallas-Fort Worth metropolitan area. Founded in 1994, we provide fabrication, logistics coordination, and installation services for natural and engineered stone products used in countertops, surfaces, wall applications, and related architectural features.

We manage projects throughout the project lifecycle, including estimating and bidding, material procurement, digital templating, shop drawing review, cutting and edge profiling, finishing, quality control, delivery, installation, punch-list completion, and warranty service. Our operations utilize a digitally enabled workflow designed to support fabrication precision, operational efficiency, workflow visibility, and project execution.

Our fabrication capabilities include 3D laser templating, CNC machining, bridge saws, CNC edge polishers, and integrated workflow management systems. We believe our operational infrastructure, fabrication capabilities, and project management processes position us to support complex and schedule-sensitive commercial and residential projects.

We generate revenue primarily from fixed-price and unit-rate fabrication and installation projects awarded through competitive bidding processes, negotiated awards, retail partnership programs, and direct-to-consumer channels. Our customer base includes general contractors, developers, retailers, architects, designers, and residential consumers.

Company History

The Company traces its origins to 1983, when the predecessor entity, Kat Specialties, Inc., was originally founded as a drywall and acoustical company servicing commercial projects in Texas. In 1994, the KAT Construction stone fabrication line was established as a division of Kat Specialties, Inc. From inception, the fabrication operation focused on countertops for the residential builder channel, initially specializing in solid-surface materials such as Corian.

In October 1996, the predecessor entity established its long-running supplier relationship with The Home Depot, providing white-label stone fabrication and installation services to Home Depot stores in the Dallas-Fort Worth area. That relationship has continued to this day, without interruption, and remains one of the predecessor entity’s longest-standing commercial relationships. The product portfolio expanded over time in response to changes in customer demand and material technology. The predecessor entity added granite fabrication in 2005, quartz fabrication in 2016, and ultra-compact surface fabrication in 2017.

Operational scope broadened during the 2010s with the formation of two dedicated end-market divisions. A commercial division was established in 2011 to pursue general-contractor work on corporate, healthcare, and hospitality projects, and a multi-family division was established in 2012 to serve apartment and mixed-use development clients. Together with the residential channel, these divisions defined the three end-market structure under which the Company continues to operate. The predecessor entity served as Fabricator of the Year for The Home Depot in 2018 and, by early 2023, was providing fabrication and installation services to more than 50 Home Depot store locations across North and East Texas, in addition to its commercial and multi-family contract work.

Effective February 28, 2023, the operating assets of Kat Specialties, Inc. were acquired by Onyx Capital Tequila Partners IV LLC, a Texas limited liability company doing business as KAT Construction, pursuant to an asset purchase agreement between the predecessor entity and the current operating entity. The transaction transferred the going-concern fabrication-and-installation operations — including supplier relationships, the divisional structure, customer contracts, equipment, and operational workforce — to the current operating entity, which has continued the business uninterrupted since that date.

The acquiring ownership group identified the predecessor entity as an established operating platform serving a fragmented and growing stone-fabrication market. The acquisition thesis was that the business retained an experienced management team and durable customer relationships, and that the addressable market — characterized by thousands of small regional fabricators — presented an opportunity to build scale through disciplined internal growth and complementary acquisitions over time. The Company does not have any subsidiaries. All operations of the Company are conducted directly through KAT Construction Services, Inc.

On August 20, 2026, the Company converted from a Texas limited liability company into a Delaware corporation and changed its name to KAT Construction Services, Inc. In connection with the conversion, the Company’s outstanding membership interests were converted into shares of Class A common stock of the resulting corporation pursuant to the applicable exchange ratios. The conversion did not result in any change to the Company’s operations, customer relationships, supplier relationships, employees or facilities.

Principal Divisions and End Markets

We operate through three principal divisions — Multi-Family, Commercial, and Residential — that together address the substantially complete spectrum of demand for stone, quartz, granite, and solid-surface countertop fabrication and installation in the markets we serve. Each division is led by a divisional director and is supported by shared estimating, templating, fabrication, and installation capacity. For fiscal year 2024 and fiscal year 2025, our revenue by division was approximately Multi-Family 41% and 40%, Commercial 23% and 26%, and Residential 36% and 34%, respectively, based on management’s internal estimates.

Commercial

Our Commercial division serves regional and national general contractors and commercial developers on stone, quartz, and solid-surface countertop fabrication and installation projects across the Texas commercial construction market. Commercial project types include corporate offices, hospitality venues, healthcare facilities, retail and restaurant build-outs, tenant-improvement projects, and public and institutional work. We are typically engaged on a fabrication-and-install basis, in which we perform digital templating, fabrication at our principal facility, and on-site installation in coordination with the general contractor’s construction schedule. Awarded scopes are generally executed under fixed-price subcontract agreements that include customary commercial construction terms, including progress billings, retainage withheld until project completion, and a defined change-order process. Many of our Commercial subcontracts operate on a pay-when-paid basis, with collection timing driven by Owner funding cycles and historically averaging 30 to 65 days from billing. For fiscal year 2024 and fiscal year 2025, our Commercial division contributed approximately 23% and 26%, respectively, of our total revenue, based on management’s internal estimates. For fiscal year 2025, our Commercial division contributed approximately 31% of our total gross profit, based on management’s internal estimates.

Multi-Family

Our Multi-Family division serves multi-family developers and general contractors with stone, quartz, and solid-surface countertop fabrication and installation across apartment, townhome, build-to-rent, mixed-use, and student-housing developments. We are engaged on Multi-Family projects through two principal sourcing channels: directly with multi-family developers and through the general-contractor channel. Multi-Family scopes are characterized by recurring, repeatable per-unit fabrication coordinated to the construction schedule. We sequence installations floor-by-floor or building-by-building behind cabinetry, with templating, fabrication, and installation timed to the construction schedule of each phase. Multi-Family work is generally billed under a project-specific Schedule of Values that includes a deposit line item for material and freight at contract commencement and customary 10% retainage withheld on each progress billing, with the retained balance released upon the customer’s final acceptance. For fiscal year 2024 and fiscal year 2025, our Multi-Family division contributed approximately 41% and 40%, respectively, of our total revenue, based on management’s internal estimates. For fiscal year 2025, our Multi-Family division contributed approximately 38% of our total gross profit, based on management’s internal estimates.

Residential

Our Residential division serves individual homeowners through three principal sub-channels: our national big-box retail program with Home Depot (including the Home Depot Installation Services program), our Builder and business-to-business channel that serves residential homebuilders, and our direct-to-consumer channel. We have supported Home Depot under our national retail program for approximately 30 years and currently serve 54 Home Depot stores. We are currently assigned to two markets within the Dallas-Fort Worth metropolitan area and act as the designated countertop fabrication and installation provider for countertop orders generated through the Home Depot retail-program locations we service within those assigned markets. In 2018, Home Depot recognized us as its Fabricator of the Year. Home Depot generally remits payment to us within two to three business days of project completion. Outside of our Home Depot retail program, our Builder and business-to-business sub-channel serves residential homebuilders on net-30 payment terms. Our direct-to-consumer sub-channel serves individual homeowners sourced through showroom traffic, referrals, and direct outreach, with a 50% deposit collected prior to templating and the remaining 50% collected the day before installation. For fiscal year 2024 and fiscal year 2025, our Residential division contributed approximately 36% and 34%, respectively, of our total revenue, based on management’s internal estimates. For fiscal year 2025, our Residential division contributed approximately 31% of our total gross profit, based on management’s internal estimates.

Project Lifecycle and Contracting

We typically source projects through competitive bidding processes, negotiated awards, retail partnership programs, referrals, and direct customer relationships. Project contracts are generally structured as fixed-price or unit-rate arrangements and may include milestone billings, progress payments, retainage provisions, and change-order mechanisms.

Our project lifecycle generally includes estimating, templating, material procurement, fabrication scheduling, production, delivery coordination, installation, and post-installation support. We monitor project workflows using operational and fabrication management systems designed to improve coordination, scheduling, and execution across fabrication and field installation activities.

Because many of our contracts are fixed-price arrangements, profitability depends in part on our ability to accurately estimate labor requirements, material costs, fabrication timelines, and installation schedules.

Customers and Sales

We serve a diversified customer base that includes general contractors, developers, national and regional retail partners, architects, designers, builders, and residential homeowners. Our revenue is concentrated among a limited number of principal customers, reflecting the relationship-driven nature of stone and surface fabrication in the Dallas-Fort Worth market. In fiscal year 2025, Home Depot represented approximately 27% of our total revenue, and represented a comparable share of our total revenue in fiscal year 2024. Two additional principal customers, one in our Multi-Family division and one in our Commercial division, each contributed a meaningful share of our revenue in fiscal year 2024 and fiscal year 2025. The loss of, or a material reduction in volume from, any of our principal customers could have a material adverse effect on our revenue and results of operations.

We sell our fabrication and installation services through a small, division-aligned customer-facing team supported by shared estimating, project management, and templating functions. Each of our three divisions is led by a divisional director who is responsible for customer relationships, business development, and project execution within that division. Our Commercial sales activity is conducted primarily through long-tenured general-contractor and developer relationships, with new opportunities sourced through repeat engagements, invitations to bid extended through established commercial bid platforms, and general-contractor pre-qualification processes. Our Multi-Family sales activity is conducted through our Multi-Family director and project-management team, with developer relationships managed from estimate through completion. Our Residential sales activity is conducted through our Residential director, project managers, and sales representatives, with new opportunities sourced through showroom traffic, referrals from designers, architects, builders, and existing customers, and through our national retail program. Across all three divisions, repeat customers and referrals are a primary source of new business.

A significant portion of the Company’s revenue is derived from repeat customers, recurring retail-program activity, and long-standing relationships with general contractors, developers, and residential referral sources. Management believes these recurring relationships contribute to customer retention, project visibility, and business-development efficiency across the Company’s operating divisions.

Suppliers and Sourcing

We source the raw materials used in our fabrication operations from a diversified set of manufacturers and distributors that supply natural stone, engineered quartz, and solid-surface products. The principal manufacturer brands we carry include Caesarstone and Cambria within the engineered-quartz category, together with material we source through Daltile, Cosentino, Hallmark Building Supplies, LX Hausys, Wilsonart, Arizona Tile, and MSI across natural stone, engineered quartz, solid surface, and ancillary surface categories. For our Multi-Family in-unit work, we source pre-cut, project-specific countertop material from overseas suppliers, with lead times generally ranging from two to four months from order to delivery. Material for our Multi-Family amenity and common-area scopes, as well as the material used across our Commercial and Residential divisions, is sourced domestically through strategic commercial supplier relationships, with lead times ranging from as short as the next business day to approximately two weeks.

We maintain active commercial relationships with several principal suppliers of raw materials. No single supplier represents a concentration that we consider material to our operations, and we believe alternative sources are available for each of the principal material categories we use. Our raw materials consist principally of quartz, granite, marble, and solid-surface slabs, together with sinks, faucets, and ancillary installation supplies. We carry working inventory of these materials at our principal manufacturing facility to support our project pipeline across our three operating divisions. Slabs are tracked through a digital fabrication-management platform that records each slab by serial identifier from receipt through templating, fabrication, and installation. We account for slab inventory on a specific-identification basis. Raw-material pricing fluctuates with manufacturer list-price changes, freight and logistics costs, currency movements affecting imported material, and broader macroeconomic conditions. We generally pass material-price changes through to our customers within the pricing of each project at the time of quote.

Technology and Operations

Our fabrication and installation operations are supported by a combination of digital workflow technology and computer-controlled fabrication equipment that together enable templating, cutting, edge profiling, and installation across our Multi-Family, Commercial, and Residential divisions. We operate an integrated digital workflow on commercially available equipment and software; we do not own proprietary software or proprietary fabrication technology.

We perform on-site templating using four 3D laser templating machines deployed in the field by our templating personnel. Our engineering team uses AutoCAD to translate the digital templating files into slab-by-slab layouts and machine-readable cut programs that drive our computer-controlled fabrication equipment. Our fabrication shop is equipped with computer-controlled stone-cutting and edge-profiling equipment, including 5-axis CNC machining, a CNC saw, bridge saws for slab cutting, edge-polishing equipment, sink-cut-out and faucet-hole drilling stations, an industrial water-reclamation system, an industrial air compressor, and an aerial work platform used in installation. As of April 30, 2026, several of these assets are owned outright, and the remaining fabrication and installation equipment is held under equipment leases that include $1 buyout provisions at the end of the lease term. All of our fabrication equipment is commercially available and is not proprietary to us. We use Moraware as our project-management and enterprise resource planning system, which tracks the lifecycle of each job from estimate through templating, fabrication, and installation. Within our inventory-management workflow, we use a barcode-scanning system to support inventory accuracy, and we use Slabsmith to maintain photographic records of our slab inventory and remnants.

Our operations depend in part on the continued availability, performance, and security of our technology systems, including our enterprise resource planning, fabrication-management, inventory-management, accounting, and communications systems. Interruptions, cybersecurity incidents, data loss, software failures, or other disruptions affecting these systems could impair our ability to manage fabrication workflows, coordinate installations, process customer information, or conduct business operations efficiently.

Competition

The stone fabrication and installation industry is highly fragmented and competitive. We compete with local owner-operated fabricators, regional fabrication businesses, vertically integrated construction service providers, and other specialty contractors.

Competition within our industry is based on a variety of factors, including pricing, product quality, fabrication precision, installation capabilities, project execution, turnaround times, labor availability, operational scale, technology capabilities, customer relationships, and reputation.

We believe our operational infrastructure, fabrication capabilities, project management processes, customer relationships, and industry experience position us competitively within the markets we serve.

Seasonality and Backlog

Our business may be affected by seasonal trends, construction cycles, weather conditions, project timing, retail activity, and broader economic conditions affecting residential and commercial construction markets. Demand for our products and services may fluctuate throughout the year based on construction schedules, permitting activity, and customer purchasing patterns. We maintain a recurring backlog of committed and contracted work across our Multi-Family, Commercial, and Residential divisions, comprising signed subcontracts, awarded scopes under master service agreements and developer agreements, and customer orders received through our Home Depot national retail program. Our backlog represents committed and contracted engagements as of the measurement date and does not include bids outstanding or other unsigned opportunities. As of June 2026, our total backlog was approximately $10.3 million, of which approximately $6.0 million is expected to be converted to revenue within the twelve months following that measurement date. Our backlog is not a guarantee of future revenue. The timing of revenue conversion from backlog is subject to customer scheduling, construction-site readiness, supply-chain conditions, weather, and other factors outside our control, and individual projects within backlog may be delayed, modified in scope, or cancelled.

Regulation

Our operations are subject to various federal, state, and local laws and regulations relating to workplace safety, environmental matters, transportation, labor and employment practices, and business operations.

The Company’s stone fabrication and installation operations are subject to OSHA requirements and have implemented safety procedures designed to support compliance with applicable federal and state occupational safety and health standards, including the OSHA standard for respirable crystalline silica applicable to general industry operations. Fabrication of natural-stone, quartz, and ultra-compact-surface slabs at our Dallas facility is conducted using engineering and administrative controls intended to limit personnel exposure to respirable crystalline silica. The principal engineering controls include wet cutting and water-cooled edge processing on our bridge saws, CNC saws, and edge-profiling equipment, together with industrial dust collection on grinding, polishing, and dry-finishing equipment. We supplement these engineering controls with the use of personal protective equipment, including respiratory protection where required, and with housekeeping practices designed to minimize the accumulation of dust on shop surfaces and equipment.

Process water generated by our wet-cutting and wet-finishing equipment is routed through a closed-loop water-handling system designed to capture, settle, and recirculate slurry water through our production equipment. Solid fabrication waste is segregated, accumulated on-site in designated containers, and removed for off-site disposal by third-party waste-management providers. Transportation of slabs, finished fabricated pieces, and installation crews between our Dallas facility and project sites is conducted by the Company’s own vehicles and by independent installation crews, in each case subject to applicable federal motor-carrier safety requirements and state-law vehicle and driver requirements. We maintain workers’ compensation insurance covering our employees in accordance with applicable Texas requirements and believe our workers’ compensation insurance arrangements are appropriate for the size and nature of our operations.

Insurance

We maintain insurance coverage that management believes is customary for businesses operating in the stone fabrication and installation industry, including workers’ compensation, commercial general liability, automobile liability, property, umbrella/excess liability, and other coverage. Although we believe our insurance arrangements are appropriate for the size and nature of our operations, our insurance coverage may not be sufficient to cover all claims, losses, or liabilities that may arise in the course of our business.

Facilities

The Company conducts all of its fabrication, templating, project-management, and administrative operations from a single principal facility located in Dallas, Texas. The Company does not own the facility; the facility is leased from an unrelated third-party landlord under a multi-year operating lease. The Dallas facility comprises combined fabrication shop, slab and material storage yard, showroom, and administrative office space, organized into integrated work areas for incoming slab handling, saw and CNC fabrication, edge polishing and finishing, templating support, finished-product staging, and front-of-house showroom and office functions. The facility houses the Company’s principal production equipment and slab racks and material-storage capacity sufficient to hold the slab and sink inventory required to support current production scheduling, as well as a customer-facing showroom. Rent under the lease is paid monthly and the Company does not believe occupancy costs under the lease are material to its operations. The Company believes that the Dallas facility has sufficient productive capacity to support the Company’s existing customer commitments and that its present utilization leaves headroom to support reasonably planned near-term growth.

Human Capital Resources

As of June 2026, the Company has 68 personnel working out of its Dallas, Texas facility, including 37 full-time personnel. The Company engages both full-time personnel and independent contractors on a non-employee basis. The approximate distribution by function is:

•        fabrication (including saw operators, fabricators, polishers, and shop supervision): approximately 14 personnel;

•        templating: approximately 3 personnel;

•        installation: approximately 28 personnel;

•        project management (including project managers, project coordinators, install coordination, and field superintendents): approximately 8 personnel;

•        sales and estimating: approximately 8 personnel;

•        finance and accounting: approximately 2 personnel; and

•        administration and executive leadership: approximately 6 personnel.

The Company supplements its in-house workforce by contracting with independent installation crews for residential, multi-family, and commercial countertop installations on a project-by-project basis, which allows the Company to scale installation capacity in line with project volume without carrying the corresponding fixed labor cost. The Company maintains a safety program designed to address the operational hazards characteristic of stone fabrication and installation. The Company’s workforce has remained relatively stable in its key fabrication, templating, and project-management roles. The market for skilled stone-fabrication, templating, and installation labor in the Dallas-Fort Worth area is competitive. None of the Company’s employees are represented by a labor union or covered by any collective-bargaining agreement.

The Company believes its workforce experience, project-management capabilities, and employee retention are important factors in maintaining fabrication quality, installation execution, customer relationships, and operational efficiency. The Company provides operational and safety training designed to support workforce development and compliance with applicable workplace standards.

Legal Proceedings

From time to time, we may become involved in legal proceedings, claims, investigations, and regulatory matters arising in the ordinary course of business, including matters relating to contracts, employment, workplace safety, construction projects, customer disputes, and other commercial matters.

The Company is not currently a party to any material pending legal proceedings, nor is any such proceeding currently threatened against the Company. From time to time, the Company may be involved in litigation, claims, and regulatory matters arising in the ordinary course of business, including customer disputes, warranty claims, employment matters, OSHA and environmental matters, and supplier disputes. None of these matters, individually or in the aggregate, are expected to have a material adverse effect on the Company’s financial condition or results of operations.

Regardless of outcome, litigation and regulatory matters may result in substantial costs, divert management’s attention and resources, and adversely affect our business, financial condition, operating results, and reputation.

Intellectual Property

The Company conducts business primarily under the “KAT Construction” name. The Company does not currently hold any material registered trademarks, and there can be no assurance that the Company will obtain registered trademark protection for any of its names or marks in the future. The Company owns and uses commercial internet domain names that incorporate the Company’s primary trade name. The Company does not currently own any material patents, and the Company does not own any material registered or proprietary software. The Company’s fabrication, templating, project-management, accounting, payroll, and human-resources functions are conducted using commercially available third-party software applications licensed from independent software vendors under standard end-user terms. The Company’s references to its “digital fabrication” capabilities describe the Company’s integrated use of commercially available stone-fabrication equipment, third-party design and shop-management software, and the Company’s internal operating procedures and trained personnel, and should not be read to imply that the Company holds any intellectual-property protection.

Material Contracts

We are party to a number of commercial agreements that, taken together, govern the principal aspects of our customer relationships, supplier arrangements, facility and equipment use, and financing.

Our retail-program activity is conducted pursuant to a Master Service Provider Agreement, dated October 21, 2024, between KAT Construction Services, Inc. and Home Depot U.S.A., Inc. (the “Home Depot Agreement”), covering templating, fabrication and installation services across the 54 stores we currently support within our assigned markets. We have maintained a commercial relationship with Home Depot for 30 years, and the current agreement supersedes our prior arrangements. The Home Depot Agreement had an initial one-year term and automatically renews for successive one-year terms unless we provide at least 180 days’ prior written notice of non-renewal. Home Depot may terminate the agreement for convenience upon written notice, generally effective 90 days after receipt of such notice if no termination date is specified, and we may terminate the agreement for convenience upon 180 days’ prior written notice. The Home Depot Agreement is not subject to periodic rebidding or renegotiation. The arrangement is non-exclusive and permits us to provide similar services to other customers, subject to our obligations under the Home Depot Agreement. The agreement does not require Home Depot to provide us with any minimum volume of business or revenue and permits Home Depot to modify our assigned store locations. Individual customer jobs are performed pursuant to purchase orders issued by Home Depot.

Our Commercial and Multi-Family activity is conducted primarily under master service or master subcontract agreements with regional and national general contractors, and under developer agreements with owner-operators of multi-family and mixed-use projects. We also maintain principal supplier arrangements for the raw materials used in our fabrication operations, real-property leases for our principal manufacturing facility, and a series of equipment leases that include $1 buyout provisions at the end of the lease term.

Geographic Footprint and Expansion

As of the date of this prospectus, substantially all of the Company’s operations and revenue are concentrated in the Dallas-Fort Worth metropolitan area and the broader State of Texas. The Company’s geographic growth strategy is to expand in a disciplined sequence from its Dallas-Fort Worth base into other high-growth markets in the south-central and southeastern United States — Houston, San Antonio, Arizona, Georgia, Florida, and Tennessee — in each case subject to local market conditions, the availability of suitable facility and labor capacity, and the Company’s assessment of expected returns. Entry into any new geographic market involves the development of local customer relationships, the recruitment and training of local labor, the build-out of sufficient fabrication and installation capacity, regional logistics capability, on-the-ground management oversight, and working capital to fund start-up costs during the ramp period. The pace and sequencing of geographic expansion will be calibrated to the availability of net proceeds from this offering, internally generated cash flow, and any acquisition opportunities. The Company has not committed to a fixed timetable for entering any specific new market and intends to pursue opportunities opportunistically as market conditions warrant.

Acquisition Strategy

The Company believes the highly fragmented nature of the United States stone-fabrication market provides an opportunity to build scale through selective acquisitions over time. As of the date of this prospectus, the Company has not identified any specific acquisition targets that are probable of being acquired, and no letters of intent, definitive acquisition agreements, or other binding commitments to acquire any business are currently in place. When evaluating potential acquisition candidates, the Company expects to consider established regional stone-fabrication and installation operations, a customer base concentrated in a target geography that complements the Company’s existing or planned markets, annual revenue broadly consistent with smaller regional fabricators, historical operating profitability, an experienced local management team willing to remain through transition, and a fabrication platform compatible with the Company’s processes and safety programs. Acquisitions are expected to be financed through a combination of net proceeds from this offering, internally generated cash flow, and, where appropriate, third-party debt financing or seller financing. The Company’s acquisition strategy is subject to substantial risks, including the risk that suitable targets may not be identified, that integration may prove more difficult or costly than anticipated, and that anticipated operating benefits may not be realized. Any acquisition the Company actually completes will involve forward-looking expectations rather than assured outcomes.

MANAGEMENT

The following table sets forth the name, age and position of the individuals who currently serve as the directors and executive officers of KAT Construction Services, Inc. and who are expected to serve as the directors and executive officers of KAT Construction Services, Inc. following the completion of this offering. The following also includes certain information regarding the experience, qualifications, attributes and skills of these individuals and the reasons we believe they are qualified to serve in such capacities.

Name	Age	Position
Scott Hartman(1)	63	Chairman of the Board of Directors and Chief Executive Officer
Mike Ogden(2)	64	President of Residential Division.
Garrett Kiefer	30	Controller
Robert Finley(3)	56	Director and Chief Revenue Officer
David Montoya(4)	61	Director (effective upon the completion of this offering)
Luisa Ingargiola	59	Director (effective upon the completion of this offering)
Rich Katzmann	58	Director (effective upon the completion of this offering)

____________

(1)      Prior to the Corporate Conversion, Mr. Hartman served as the Company’s managing member.

(2)      Prior to the Corporate Conversion, Mr. Ogden served as the Company’s president.

(3)      Prior to the Corporate Conversion, Mr. Finley served as the Company’s managing member.

(4)      Mr. Montoya currently serves as an advisor to the Company. Upon the completion of the offering, he is expected to serve as a director of the Company.

Except as set forth below under “Involvement in Certain Legal Proceedings”, none of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years and that is material to the evaluation of the ability or integrity of any of the Company’s directors, director nominees or executive officers.

The following is a brief account of the business experience during the past five years (and, in some instances, for prior years) of each director and executive officer.

Scott Hartman

Mr. Hartman had served as the Company’s managing partner and Chairman of the Board since the Company’s acquisition of the operating assets of the predecessor entity on February 28, 2023 until the Corporate Conversion. Upon the Corporate Conversion on August 20, 2026, Mr. Hartman became Chief Executive Officer of KAT Construction Services, Inc. and continued to serve as Chairman of the Board. Mr. Hartman had been a managing member of Onyx Capital Tequila Partners IV LLC prior to the Corporate Conversion and has principal responsibility for the Company’s strategic direction, capital structure, and oversight of senior management. The Company believes Mr. Hartman’s qualifications to serve as Chairman of the Board include his role as the Chief Executive Officer of the Company, his experience in evaluating, acquiring, and overseeing operating businesses, and his familiarity with the Company’s operations since the February 2023 transaction.

Mr. Hartman has been the co-founder/managing partner of Blue Agave Opportunity Fund LLC and Onyx Capital Management, LLC since 2013. Blue Agave is an investment firm targeting the premium tequila and agave industry. Onyx is a boutique Private Equity, Investment Banking and M&A firm established to provide financial solutions to small and middle market companies. The solutions include but are not limited to investing its own balance sheet in privately held business opportunities, merger and acquisition mandates, strategic and operations consulting, and capital raising of debt and equity capital.

Prior to Onyx Capital Management, LLC he was co-founder of two private equity firms from 1995 to 2013. Prior thereto, Mr. Hartman was CEO/President of Nucor World Industries from 1993 to 1995 and prior to Nucor, he was Vice President of Business Development of City National Bank from 1991 to 1993. Prior thereto he worked in various executive positions for Emerson Power Transmission, a division of Emerson Electric Company, from 1986 to 1991.

Mr. Hartman currently sits on various company Boards of Directors. In addition to his current board work he participates in other philanthropic endeavors. He has a Bachelor of Science degree in Marketing from Indiana University.

Involvement in Certain Legal Proceedings

On January 29, 2016, State of Oklahoma, ex rel. John Doak, Insurance Commissioner, as Receiver for Red Rock Insurance Company, Inc. (formerly known as BancInsure, Inc.), commenced a civil action in the District Court of Oklahoma County, Oklahoma, styled State of Oklahoma, ex rel. John Doak, Insurance Commissioner v. Scott Hartman, Andrew Scherr, Lisa Bays, Michael Beasley and Mark Krienke, Case No. CJ-2016-513, against Mr. Hartman and certain other former officers and directors of BancInsure/Red Rock in connection with their prior employment with, and service as officers and/or directors of, that company. Following mediation, the parties reached a settlement pursuant to which The North River Insurance Company funded a settlement payment of $2,500,000, and the Receiver agreed to release Mr. Hartman from the claims asserted in the action, other than certain claims relating to Red Rock’s acquisition of The Andina Group, Inc., as to which the Receiver’s claims against Mr. Hartman were dismissed without prejudice and the Receiver and the Oklahoma Insurance Department agreed not to pursue further civil claims against Mr. Hartman relating to that transaction. The settlement agreement was approved by the court on October 19, 2018, and the action was dismissed with prejudice as to Mr. Hartman, other than as described above. Mr. Hartman denied, and did not admit, any liability or wrongdoing in connection with the action, and the settlement did not constitute an admission of fault, liability, or wrongdoing by Mr. Hartman.

Mike Ogden

Mike Ogden has served with KAT Construction since October 1995 and currently serves as the President of Residential Division of KAT Construction, bringing more than 30 years of experience with the organization. Beginning his career at KAT Construction in sales, Mike led the successful effort to secure the company’s business relationship with The Home Depot, a partnership that has remained in place for 30 years and continues to be a cornerstone of the company’s growth. Upon the Corporate Conversion on August 20, 2026, Mr. Ogden continued to serve as President of the Residential Division of KAT Construction Services, Inc.

As his role evolved into management, Mike worked closely with ownership to establish standardized operational processes and a consistent pricing structure, creating greater stability, scalability, and alignment across the business. He also developed strong, long-term relationships with key suppliers and vendors, leveraging those partnerships to improve pricing, strengthen collaboration, and create new business opportunities. Today, as President, Mike focuses on operational excellence, strategic growth, and maintaining the trusted partnerships that support KAT Construction’s long-term success.

Prior to joining KAT Construction, Mike’s first role out of college was with Anton Cabinets, where he applied his background in drafting and design to create custom cabinetry solutions for both residential and commercial projects. This early technical and design experience laid the foundation for his comprehensive understanding of manufacturing, product development, and customer-driven solutions.

Garrett Kiefer

Garrett Kiefer has served as Controller of KAT Construction since April 2023, overseeing all financial reporting, accounting operations, and internal controls. Mr. Kiefer led the Company’s digital transformation, replacing paper-based processes with enterprise software solutions across order processing, accounting, human resources, collaboration, and analytics. He built the Company’s business intelligence infrastructure, including a back-end data model and front-end reporting platform providing real-time visibility into financial and operational performance. Mr. Kiefer enhanced financial reporting accuracy and depth by implementing division-level profitability tracking, inventory reconciliation, job-cost tracking, and month-end close automation. He also partners with senior leadership on strategic planning, budgeting, and long-range forecasting, and has been instrumental in establishing the financial systems and controls necessary to support the Company’s capital raise and public offering. Upon the Corporate Conversion on August 20, 2026, Mr. Kiefer continued to serve as Controller of KAT Construction Services, Inc.

Prior to KAT Construction, Mr. Kiefer served as a Management Accountant at Methanex Methanol Company, LLC from June 2022 to April 2023, where he managed intercompany financial operations and month-end closing processes. Prior thereto, he spent nearly three years at Rexel USA in progressively senior finance roles spanning Controllership from July 2019 to January 2021, Financial Planning & Analysis from January 2020 to January 2021, and Internal Audit from January 2021 to June 2022. As an Internal Auditor, Mr. Kiefer devised and executed multi-scope audit plans, performed risk assessments and compliance testing, and presented formal audit results to business leadership.

Mr. Kiefer holds a Master of Science in Financial Management and a Bachelor of Business Administration in Accounting, from the Professional Program in Accounting (PPA) at Texas A&M University, Mays Business School.

Robert Finley

Mr. Finley is expected to serve as a member of the Company’s Board of Directors and Chief Revenue Officer as of the effective date of the Corporate Conversion. Robert Finley has been in the financial services industry for 30+ years.

Since 2010, Robert Finley has served as the Founder, President and CEO of Onyx Capital Management, LLC, a boutique private equity, investment banking and M&A firm established in 2010 to provide financial solutions to small and middle market companies which includes but is not limited to, mergers and acquisition mandates, strategic and operations consulting, capital raising of debt and equity capital, proprietary wealth transfer strategies and investing with its own balance sheet in privately held business opportunities.

Mr. Finley’s experience also includes institutional investment and wholesale roles as Vice President at American Century Investments from 2012 to 2013, Director at Janus Capital from 2005 to 2010, Vice President at MainStay Investments from 2004 to 2005, Senior Vice President at Berkeley Capital Management from 2003 to 2004, and Regional Director at UBS Global Asset Management from 2000 to 2003. In those roles, he worked with financial advisors, registered investment advisers, family offices, and prime brokers in support of capital raising and distribution efforts for portfolio managers and investment fund platforms.

Mr. Finley’s credentials have included Registered Principle, Certified Wealth Transfer Practitioner, CIMA (Certified Investment Management Analyst) from the Wharton Business School & IM&A (International Mergers & Acquisitions) Expert from the NYU Stern School of Business and has held the following securities licenses: 6, 7, 22, 26, 63, 65, Group I & IV.

Additionally, Robert holds his Bachelor’s Degree from Texas State University. He was both a Collegiate Wrestling and Martial Arts Champion in 1991. Robert is a founding board member of the Tackle Cancer Foundation, which raises over one million dollars a year for children with cancer.

The Company believes Mr. Finley is qualified to serve on its Board of Directors due to his extensive experience in the financial services industry, including more than 20 years of broker-dealer experience with nationally recognized financial institutions, his entrepreneurial experience in founding, operating and selling businesses, his prior service on the boards of private companies and nonprofit organizations, and his experience serving as the managing member of Onyx Capital Tequila Partners IV LLC prior to the Corporate Conversion. His background provides the Board with significant financial, strategic and corporate governance expertise.

David Montoya

Mr. Montoya is expected to serve as a member of the Company’s Board of Directors upon the effectiveness of this offering. Mr. Montoya was the legal and operations managing partner of Seaview Mezzanine Fund, LP since 2005, where he negotiated and reviewed investments and private placements. Seaview is a private equity fund making debt and equity investments into lower and middle market companies. Mr. Montoya was the Chief Executive Officer of Saugatuck Brands, Inc. from 2017 to 2025. From 2001 to 2005, Mr. Montoya was an Of Counsel attorney at Breslow & Walker LLP, a law firm, where he advised private equity funds, public companies and private companies with respect to general corporate, M&A, real estate and tax matters. Prior to 2001, Mr. Montoya’s experience included working at the law firm Skadden Arps, Slate, Meagher & Flom and the accounting firm Ernst & Young. Mr. Montoya earned a BS in Finance from St John’s University, an MBA from Columbia University Graduate School of Business and a JD from New York University School of Law. Mr. Montoya is an active member of the New York State Bar Association and a New York State CPA (retired).

The Company believes Mr. Montoya is qualified to serve on its Board of Directors due to his more than 30 years of legal experience advising on business transactions, mergers and acquisitions, and other corporate matters, as well as his prior experience as a certified public accountant. In addition, his extensive service as a director and officer of both private and public companies, including his leadership roles as chairman of the Audit, Compensation and Nominating Committees of public company boards, provides the Board with significant legal, financial, accounting and corporate governance expertise.

Luisa Ingargiola

Luisa Ingargiola is expected to serve as a member of the Company’s Board of Directors upon the effectiveness of this offering. Ms. Ingargiola has served as Chief Financial Officer of Avalon GloboCare Corp. (Nasdaq: ALBT) since 2017. She currently serves as a director and audit committee chair of Fusion Fuel Green PLC (Nasdaq: HTOO) and

Vision Marine Technologies Inc. (Nasdaq: VMAR), and as a director, audit committee member and lead independent director of Dragonfly Energy Holdings Corp. (Nasdaq: DFLI). She also currently serves as a director of D. Boral ARC Acquisition I Corp. (Nasdaq: BCAR), D. Boral Acquisition I Corp. (Nasdaq: DBCA) and New America Acquisition Corp. (Nasdaq: NWAX). From March 2024 to June 2025, Ms. Ingargiola served as a director and audit committee chair of Xos, Inc. (Nasdaq: XOS), and from 2018 to March 2024, she served as a director and audit committee chair of ElectraMeccanica Vehicles Corp. Ms. Ingargiola has extensive experience in public company finance, corporate governance, capital markets, mergers and acquisitions and initial public offerings. Ms. Ingargiola holds a Bachelor of Science in Finance from Boston University and a Master of Health Administration from the University of South Florida. We believe Ms. Ingargiola is qualified to serve on our board of directors because of her extensive public company financial, capital markets and corporate governance experience, including her experience serving as a chief financial officer, director and audit committee chair of publicly traded companies.

Rich Katzmann

Rich Katzmann is expected to serve as a member of the Company’s Board of Directors upon the effectiveness of this offering. Mr. Katzmann has served as Co-Founder and Chief Commercial Officer of Thryve Innovations, an artificial intelligence education, consulting and development company serving the stone countertop fabrication industry, since 2025. From 2022 to 2025, Mr. Katzmann served as Executive Director of Rockheads Group USA, a national peer network and buying group serving approximately 120 stone fabrication businesses. From 2019 to 2022, he served as Founder and Chief Executive Officer of Stone Services Group, a business services firm focused on the countertop fabrication industry. Mr. Katzmann previously served as President of Laser Products Industries, a manufacturer of digital measuring and templating systems serving the countertop, cabinet and construction markets, from 2016 to 2019, and as a Partner in the Manufacturing Practice of Newport Board Group from 2014 to 2018. Mr. Katzmann has more than 30 years of operating, entrepreneurial and advisory experience, including more than a decade of experience in the stone countertop industry. He served as a director of the Natural Stone Foundation from 2017 to 2024, including as Board President in 2022 and Immediate Past President in 2023. Mr. Katzmann holds an M.B.A. in Management and Entrepreneurship from DePaul University and a B.S. in Nuclear Engineering from Iowa State University. We believe Mr. Katzmann is qualified to serve on our board of directors because of his extensive operating and advisory experience, his significant experience in the stone countertop fabrication industry and his experience in acquisitions, business integration, technology and corporate governance.

Board Composition and Director Independence

Our board of directors currently consists of five members. Our board of directors has determined that David Montoya, Luisa Ingargiola, and Rich Katzmann are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NYSE American and NYSE Texas. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant.

Board Leadership Structure and Risk Oversight

Upon the completion of this offering, Scott Hartman will serve as Chairman of our Board of Directors and Chief Executive Officer. The Board believes that this leadership structure is appropriate for the Company at this time. Mr. Hartman is responsible for the day-to-day operations of the Company and the execution of its strategies. Since these topics are an integral part of Board discussions, Mr. Hartman is the director best qualified to chair those discussions. In addition, Mr. Hartman’s experience and knowledge of the Company and the industry are critical to Board discussions and the Company’s success. The Board believes that Mr. Hartman is well qualified to serve in the combined roles of Chairman and Chief Executive Officer. The Board assesses these roles and the Board leadership structure periodically to ensure the interests of the Company and its stockholders are best served. The Board will continue to evaluate its leadership structure from time to time and may make changes as it deems appropriate.

The Board is responsible for overseeing the Company’s risk management process. The Board expects to oversee risks relating to the Company’s business strategy, operations, financial reporting, legal and regulatory compliance and cybersecurity, directly and, once established, through its committees, as appropriate. As the Company’s committee structure is finalized, this disclosure will be updated to reflect the respective responsibilities of the Board and its committees.

Board Committees

Our board of directors has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, each of which has the composition and responsibilities described below. Each committee operates under a charter that has been approved by our board of directors. A copy of each committee charter will be posted on our website.

Audit Committee.    Our Audit Committee consists of David Montoya, Luisa Ingargiola, and Rich Katzmann, with David Montoya serving as chairperson. Our board of directors has determined that each member of the Audit Committee satisfies the independence requirements under NYSE American and NYSE Texas listing standards and Rule 10A-3(b)(1) of the Exchange Act. Our board of directors has determined that Luisa Ingargiola is an “audit committee financial expert” within the meaning of SEC regulations. The Audit Committee is responsible for, among other things, selecting and hiring our independent registered public accounting firm, approving the audit and non-audit services to be performed by our independent registered public accounting firm, reviewing and discussing our annual and quarterly financial statements and reviewing the adequacy and effectiveness of our internal controls.

Compensation Committee.    Our Compensation Committee consists of David Montoya, Rich Katzmann, and Luisa Ingargiola, with Rich Katzmann serving as chairperson. Our board of directors has determined that each member of the Compensation Committee is independent under NYSE American and NYSE Texas listing standards and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee is responsible for, among other things, reviewing and approving the compensation of our executive officers and directors, administering our equity compensation plans and reviewing and making recommendations to our board of directors with respect to incentive compensation and equity compensation policies and plans.

Nominating and Corporate Governance Committee.    Our Nominating and Corporate Governance Committee consists of Luisa Ingargiola, David Montoya, and Rich Katzmann with Luisa Ingargiola serving as chairperson. Our board of directors has determined that each member of the Nominating and Corporate Governance Committee is independent under NYSE American and NYSE Texas listing standards. The Nominating and Corporate Governance Committee is responsible for, among other things, identifying, evaluating and selecting or recommending candidates for appointment to our board of directors and its committees and developing and overseeing our corporate governance guidelines.

Director Compensation

During the fiscal year ended December 31, 2025, the Company operated as a limited liability company and was managed by its managing members. The Company did not have a board of directors or board of managers during such period, and no director compensation was paid.

Non-Employee Director Compensation Program

In connection with this offering, we expect to adopt a non-employee director compensation program pursuant to which our non-employee directors will be eligible to receive $6,000 per month for their service on our board of directors, with 50% payable in cash and 50% payable in stock options. In addition, the chair of our Audit Committee will be entitled to receive an additional $1,000 per month, and the chair of each of our Compensation Committee and Nominating and Corporate Governance Committee will be entitled to receive an additional $500 per month. Our non-employee directors will also be entitled to reimbursement of reasonable out-of-pocket expenses incurred in connection with board service.

The Compensation Committee of our board of directors is expected to periodically review and evaluate director compensation practices to ensure alignment with market practices and stockholder interests.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a Code of Business Conduct and Ethics applicable to all of our employees, executive officers and directors. Our Code of Business Conduct and Ethics will be available on our website. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information on our website.

COMPENSATION OF OUR EXECUTIVE OFFICERS

Executive Officers Compensation

Overview

For the fiscal year ended December 31, 2025, our named executive officers and managing members were:

•        Mike Ogden, President of Residential Division(1)

•        Garrett Kiefer, Controller

•        Scott Hartman, managing member

•        Robert Finley, managing member

____________

(1)      For purposes of Item 402 of Regulation S-K, Mr. Ogden served as our Principal Executive Officer during fiscal 2025.

Our executive compensation program is designed to attract, retain, motivate, and reward executive officers who contribute to our long-term success and stockholder value creation. Historically, as a privately held company, our compensation practices have been less formal than those of publicly traded companies and have consisted primarily of base salary, discretionary cash bonuses, and employee benefits. Prior to this offering, we did not maintain any formal long-term equity incentive compensation arrangements for executive officers.

Following this offering, we expect our executive compensation program to evolve as we transition to operating as a public company. We intend to utilize a combination of cash compensation and equity-based incentives designed to align the interests of management and stockholders and support long-term retention and performance objectives.

Summary Compensation Table

Name	Year	Salary ($)	Bonus ($)	Stock awards ($)	Non-equity incentive plan compensation ($)	Option awards ($)	All other Compensation ($)		Total ($)
Mike Ogden, President of Residential Division	2025	112,000	37,677	0	0	0	0		149,677
	2024	112,000	10,452	0	0	0	0		122,452

Garrett Kiefer, Controller	2025	120,000	36,987	0	0	0	0		156,987
	2024	107,500	18,750	0	0	0	0		126,250

Scott Hartman, managing member	2025	0	0	0	0	0	208,000	(1)	208,000
	2024	0	0	0	0	0	208,000	(1)	208,000

Robert Finley, managing member	2025	0	0	0	0	0	208,000	(2)	208,000
	2024	0	0	0	0	0	208,000	(2)	208,000

____________

(1)      The amounts reported in this column represent the portion of the consulting fees paid by the Company to Onyx Capital Management LLC that was distributed to Mr. Hartman as managing member. See “Certain Relationships and Related Party Transactions — Management and Consulting Services Agreement with Onyx Capital Management LLC.”

(2)      The amounts reported in this column represent the portion of the consulting fees paid by the Company to Onyx Capital Management LLC that was distributed to Mr. Finley as managing member. See “Certain Relationships and Related Party Transactions — Management and Consulting Services Agreement with Onyx Capital Management LLC.”

Narrative Disclosure to Summary Compensation Table

Base Salaries.

The named executive officers receive base salaries to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. For the fiscal year ended December 31, 2025, the annual base salaries for our named executive officers were as follows: Mike Ogden, $112,000; and Garrett Kiefer, $120,000.

Annual Bonuses.

Our named executive officers are eligible to receive annual discretionary bonuses based on individual and company performance. For the fiscal year ended December 31, 2025, our named executive officers received the following bonuses: Mike Ogden, $37,677; and Garrett Kiefer, $36,987.

Equity Compensation.

Prior to this offering, we have not maintained any equity compensation plans and have not granted any equity awards to our named executive officers. In connection with this offering, we intend to adopt the 2026 Incentive Award Plan (the “2026 Plan”). We expect to grant equity awards under the 2026 Plan to our named executive officers in connection with or following this offering. See “— Equity Compensation Plans” below.

Other Benefits.

Our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, group life, disability, and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. We also provide vacation and other paid holidays to all employees, including our named executive officers. We do not maintain any defined benefit pension plans or nonqualified deferred compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2025, none of our named executive officers held any outstanding equity awards.

Employment Agreements

We intend to enter into employment agreements with each of our named executive officers in connection with this offering. These employment agreements will provide for at-will employment and will set forth each executive’s initial base salary, eligibility for an annual bonus, and eligibility to participate in our employee benefit plans. The employment agreements will also contain customary restrictive covenants, including non-competition, non-solicitation, confidentiality, and assignment of intellectual property provisions.

Equity Compensation Plans

In connection with this offering, our board of directors intends to adopt, and our stockholders intend to approve, the 2026 Plan. The 2026 Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based and cash-based awards to our employees, consultants and directors. We will initially reserve [•] shares of our Class A common stock for issuance under the 2026 Plan. The 2026 Plan will be administered by the Compensation Committee of our board of directors. The material terms of the 2026 Plan will be described in this prospectus.

Consulting Fee Arrangement

The Company paid consulting fees to Onyx Capital Management LLC, an entity controlled by the Company’s executive officers. The amounts reported in the “All Other Compensation” column for Mr. Hartman and Mr. Finley represent the portion of such consulting fees distributed to each individual. Mr. Hartman and Mr. Finley did not receive salary or bonus directly from the Company. The remaining portion of the consulting fees was retained by Onyx Capital Management LLC to cover its insurance and overhead expenses. See “Certain Relationships and Related Party Transactions - Management and Consulting Services Agreement with Onyx Capital Management LLC.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2023, and any currently proposed transactions, to which we have been or are expected to be a participant, in which:

•        the amount involved exceeded or is expected to exceed the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years; and

•        any of our directors, executive officers, beneficial owners of more than 5% of our voting securities, or any immediate family member of, or person sharing the household with, any of the foregoing persons, had or will have a direct or indirect material interest.

Other than as described below, since January 1, 2023, there have been no related person transactions required to be disclosed pursuant to applicable SEC rules and regulations.

Corporate Conversion

On August 20, 2026, Onyx Capital Tequila Partners IV LLC d/b/a KAT Fabricators, a Texas limited liability company, converted into a Delaware corporation and changed its name to KAT Construction Services, Inc.

In connection with the Corporate Conversion:

•        the existing members of Onyx Capital Tequila Partners IV LLC received shares of our Class A common stock in exchange for their membership interests;

•        the equity ownership of the Company was reorganized into a corporate capital structure suitable for a public company;

•        outstanding membership interests were converted into shares of Class A common stock pursuant to the applicable exchange ratios; and

•        the Company adopted a Certificate of Incorporation and Bylaws as a Delaware corporation.

Management and Consulting Services Agreement with Onyx Capital Management LLC

Onyx Capital Management LLC (“OCM”) is a management-services entity controlled by the Company’s executive officers. OCM provides investment advisory and consulting services to the Company, including advising on potential investments and investment vehicles, negotiating and structuring investments, assisting with related documentation and assisting in the consummation of investments under an investment advisory agreement. OCM is a related party because it is under common principal control with the Company. The OCM arrangement was entered into while the Company was a limited liability company and was approved by both of the Company’s managing members at the time. Consulting fees paid to OCM were $373,750 for Fiscal 2023, $494,000 for Fiscal 2024 and $491,000 for Fiscal 2025, representing an approximate monthly run-rate of $41,000. These fees are recognized as distributions to managing members in the period in which services are rendered. No amounts were payable to OCM as of December 31, 2024 or December 31, 2025. The OCM arrangement does not include performance guarantees, equity incentives, or contingent bonuses. The Company intends to terminate the OCM arrangement upon completion of this offering.

Short-Term Working-Capital Advances from Source Oil Guatemala Trading LLC

Source Oil Guatemala Trading LLC (“SOTG”) is an affiliated entity under common principal ownership with the Company. During Fiscal 2023, the Company extended short-term advances to SOTG, which were recorded as Loans Receivable — SOTG Investments and did not bear stated interest. During Fiscal 2023, the Company advanced $355,065 to SOTG and received repayments of $200,000, resulting in a net $135,065 balance that was settled through a member’s draw. During Fiscal 2024 and Fiscal 2025, the Company received short-term working-capital advances from SOTG, which were recorded as Loan Payable — SOTG and did not bear stated interest. During Fiscal 2024, the Company received $490,000 of advances from SOTG and repaid $320,000, resulting in a Loan Payable — SOTG balance of $170,000 as of December 31, 2024. During Fiscal 2025, the Company received $70,000 of advances from SOTG and repaid $240,000, resulting in no outstanding balance as of December 31, 2025. As of December 31, 2025, no amounts were outstanding to or from SOTG.

Consolidation of Onyx Capital Tequila Partners III, LLC

Onyx Capital Tequila Partners III, LLC (“OCTP3”) is used in connection with material purchases for the Company. Management has concluded that OCTP3 is a variable interest entity of the Company and that the Company is OCTP3’s primary beneficiary; accordingly, OCTP3 is consolidated into the Company’s financial statements with no non-controlling interest. In consolidation, intercompany inventory purchases, freight and duty recharges, intercompany loan balances, reciprocal accounts payable and accounts receivable, and unrealized intercompany markup in period-end OCTP3-sourced inventory are eliminated. The intercompany inventory purchase eliminations were $499,571 for Fiscal 2023, $2,239,466 for Fiscal 2024 and $1,308,430 for Fiscal 2025, and the freight and duty recharge eliminations were $16,287 for Fiscal 2023, $684,197 for Fiscal 2024 and $435,198 for Fiscal 2025. OCTP3 is not classified as a related party because it is a consolidated variable interest entity of the Company. Accordingly, transactions between the Company and OCTP3 are presented as intercompany transactions that are eliminated in consolidation rather than as separate related person transactions.

Other Principal-Shareholder Transactions

Management has considered whether any other principal-stockholder transactions or related-party arrangements exist for Fiscal 2024 or Fiscal 2025 and has concluded that no other related-party arrangements exist for those periods. Management also considered KAT Specialties, Inc., the seller in the February 28, 2023 asset purchase and the Company’s counterparty under the consolidated promissory note and underlying equipment and automobile leases, and GDI Manufacturing LLC d/b/a Goodall Distributors, the seller in the September 1, 2024 asset acquisition, and concluded that neither is a related party because there is no common control, ownership, or management overlap with the Company or its Executive Officers.

Indemnification Agreements

In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. These agreements are expected to require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred in connection with legal proceedings arising from such service. We also intend to maintain directors’ and officers’ liability insurance coverage following the completion of this offering.

Policies and Procedures for Related Person Transactions

In connection with this offering, we intend to adopt a written related person transaction policy establishing procedures for the identification, review, consideration, approval, and ratification of related person transactions.

Under this policy, a “related person transaction” generally will mean any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which:

•        we are, were, or will be a participant;

•        the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years; and

•        a related person has or will have a direct or indirect material interest.

For purposes of the policy, a “related person” generally includes:

•        our directors and executive officers;

•        nominees for director;

•        beneficial owners of more than 5% of any class of our voting securities;

•        immediate family members of the foregoing persons; and

•        entities owned or controlled by any such persons.

Pursuant to the policy, proposed related person transactions are expected to be reviewed by our Audit Committee or another independent body of the board of directors to determine whether such transactions are on terms comparable to those that could be obtained in arm’s-length dealings with unrelated third parties and whether such transactions are in, or not inconsistent with, the best interests of the Company and its stockholders.

Any related person transaction not previously approved and later determined to be subject to the policy will be submitted to the Audit Committee for ratification, amendment, or termination, as appropriate.

Compensation arrangements involving executive officers or directors that are disclosed under “Executive Compensation” or “Director Compensation” will generally not be subject to this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of September 30, 2026, by:

•        each person, or group of affiliated persons, whom we know to beneficially own more than 5% of our common stock;

•        each of our named executive officers;

•        each of our executive officers;

•        each of our directors; and

•        all of our executive officers and directors as a group.

The percentage ownership information shown in the column labeled “Percentage of Shares Outstanding” is based upon an aggregate of 6,691,250 shares of Common Stock and Series A Preferred Stock issued and outstanding as of September 30, 2026, consisting of 5,141,250 shares of Common Stock and 1,550,000 shares of Series A Preferred Stock. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of Common Stock subject to options held by the person that are currently exercisable or exercisable within 60 days of September 30, 2026. However, unless otherwise indicated, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Except as otherwise noted below, the address for persons listed in the table is c/o KAT Construction Services, Inc., 3424 Dilido Rd, Dallas, Texas 75228.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned Prior to and After the Offering	Percentage of Shares of Common Stock Beneficially Owned Prior to the Offering	Percentage of Shares of Common Stock Beneficially Owned After the Offering	Number of Shares of Series A Preferred Stock Beneficially Owned Prior to and After the Offering	Percentage of Shares of Series A Preferred Stock Beneficially Owned Prior to and After the Offering	Percentage of Total Voting Power Prior to the Offering	Percentage of Total Voting Power After the Offering
Executive Officers, Directors, and Director Nominees:
Scott Hartman	2,250,000	43.8%	26.5%	775,000	50%	49.8%	48.8%
Garrett Kiefer	—	0%		—	0%	0%
Robert Finley(1)	2,250,000	43.8%	26.5%	775,000	50%	49.8%	48.8%
Rich Katzmann(2)	—	0%	0%	—	0%	0%	0%
Mike Ogden	—	0%	0%		0%	0%	0%
Luisa Ingargiola(2)	—	0%	0%	—	0%	0%	0%
David Montoya(2)	—	0%	0%	—	0%	0%	0%
All executive officers and directors as a group (6 persons)	4,500,000	87.6%	53.1%	1,550,000	100%	90.4%	97.6%

5% Stockholders
M.C. Jones Revocable Trust	641,250	12.4%	6.4%	—	0%	0.4%	0.4%

____________

(1)      All shares are held by Apex Pryme Capital, LLC.

(2)      Directors are expected to serve as a member of the Company’s Board of Directors upon the effectiveness of this offering.

DESCRIPTION OF CAPITAL STOCK

The following summary describes the material terms of our capital stock and certain provisions of our Certificate of Incorporation and Bylaws, each of which will become effective upon the completion of this offering. The following summary is qualified in its entirety by reference to our Certificate of Incorporation and Bylaws, forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part, as well as the applicable provisions of the DGCL.

General

Our charter authorizes (i) two hundred million (200,000,000) shares of Class A common stock, $0.001 par value per share, and (ii) two million (2,000,000) shares of preferred stock having a $0.001 par value (the “Preferred Stock”), of which 1,550,000 shares have been designated as Series A preferred stock. Each share of Series A preferred stock is entitled to 100 votes on all matters submitted to a vote of stockholders. The Series A preferred stock is not being registered in this offering and will not be offered or sold to public investors. The holders of the Series A preferred stock will collectively control approximately 96.8% of the total voting power of our capital stock immediately following this offering. See “Risk Factors — Risks Related to This Offering and Our Common Stock — The concentration of voting control with our President and key founding members will limit your ability to influence corporate matters.”

We have designated 1,550,000 shares of Preferred Stock as Series A preferred stock. Each share of Series A preferred stock is convertible into one share of Class A common stock and is entitled to 100 votes on all matters submitted to a vote of stockholders.

As of September 30, 2026, we had 5,141,250 shares of our Class A common stock and 1,550,000 shares of our Series A preferred stock issued and outstanding.

Class A Common Stock

Voting Rights

Holders of our Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of Class A common stock do not have cumulative voting rights in the election of directors.

Except as otherwise required by law, our Certificate of Incorporation, or our Bylaws, matters submitted to stockholders generally will be decided by the affirmative vote of the holders of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote on the matter.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, holders of our Class A common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor.

The declaration and payment of future dividends, if any, will be subject to the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, contractual restrictions, and other factors that our board of directors may deem relevant.

Liquidation Rights

Upon our liquidation, dissolution, or winding up, holders of our Class A common stock will be entitled to share ratably in all assets legally available for distribution to stockholders after payment of all debts and other liabilities and the liquidation preferences of any outstanding preferred stock.

Other Rights

Holders of our Class A common stock do not have preemptive rights, subscription rights, redemption rights, conversion rights, or sinking fund provisions.

The rights, preferences, and privileges of holders of Class A common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our charter authorizes two million (2,000,000) shares of preferred stock having a $0.001 par value, of which 1,550,000 shares have been designated as Series A preferred stock. As of September 30, 2026, all 1,550,000 shares of Series A preferred stock were issued and outstanding. Each share of Series A preferred stock is convertible into one share of Class A common stock and is entitled to 100 votes on all matters submitted to a vote of stockholders.

Voting Rights

We designated and issued a series of preferred stock as Series A preferred stock. Holders of our Series A preferred stock are entitled to one hundred votes per share on all matters submitted to a vote of stockholders. Series A preferred stock does not have cumulative voting rights in the election of directors. The rights, preferences and privileges of the Series A preferred stock have been set forth in a certificate of designation approved by our board of directors and filed with the Secretary of State of the State of Delaware.

Except as otherwise required by law, our Certificate of Incorporation, or our Bylaws, matters submitted to stockholders generally will be decided by the affirmative vote of the holders of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote on the matter.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, holders of our Class A common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor.

The declaration and payment of future dividends, if any, will be subject to the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, contractual restrictions, and other factors that our board of directors may deem relevant.

Liquidation Rights

Upon our liquidation, dissolution, or winding up, holders of our Class A common stock will be entitled to share ratably in all assets legally available for distribution to stockholders after payment of all debts and other liabilities and the liquidation preferences of any outstanding preferred stock.

Other Rights

Holders of our Class A common stock do not have preemptive rights, subscription rights, redemption rights, conversion rights, or sinking fund provisions.

The rights, preferences, and privileges of holders of Class A common stock are subject to, and may be adversely affected by, the rights of holders of our Series A preferred stock and any other series of preferred stock that we may designate and issue in the future.

Anti-Takeover Effects of Delaware Law and Our Organizational Documents

Certain provisions of the DGCL and of our Certificate of Incorporation and Bylaws effective immediately prior to the completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our board of directors or management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our Common Stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•        before the stockholder became interested, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•        upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•        at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•        any merger or consolidation involving the corporation and the interested stockholder;

•        any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•        subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•        subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•        the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Provisions of Our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws to be in effect immediately prior to completion of this offering will include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Election of Directors

The election of directors is determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at each annual stockholder meeting and entitled to vote thereon, except that if any annual stockholder meeting will not be held, such election will take place at any stockholders meeting called and held in accordance with the DGCL.

Stockholder Meetings

Our Bylaws provide that annual stockholder meetings will be held at a date, time, and place — whether remote or in person — as determined by our board of directors. Any stockholder seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide written or printed notice of the annual meeting of stockholders stating the place, day and hour of the meeting, and in case of a meeting held by remote communication stating such means, will be delivered not less than ten nor more than 60 calendar days before the date of the meeting, either personally or by mail, to each stockholder of record entitled to vote at such meeting. Only the board of directors may call a special meeting of the stockholders upon delivery of the written notice described above, with such notice also setting forth the purpose(s) for which the meeting has been called. Our Bylaws provide that our board of directors may adopt by resolution such rules and regulations for the conduct of stockholders meetings as the board of directors deems appropriate. Except to the extent inconsistent with such rules and regulations as adopted by our board of directors, the chairman of any meeting of the stockholders has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. These rules, regulations, or procedures, may include, without limitation: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Amendment to Certificate of Incorporation and Bylaws.

As required by the DGCL, any amendment of our Certificate of Incorporation must first be approved by a majority of our board of directors, and if required by law, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our Certificate of Incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our Bylaws may be amended by the affirmative vote of a majority vote of the directors then in office or a majority of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock and impair our ability to raise capital through future equity offerings.

Upon completion of this offering, we will have 8,474,584 shares of Class A common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares.

Of these shares:

•        3,333,334 shares sold in this offering (or 3,833,334 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except for shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act; and

•        the remaining 5,141,250 shares held by existing stockholders will be deemed “restricted securities” as defined under Rule 144.

Restricted securities may be sold in the public market only if they are registered under the Securities Act or qualify for an exemption from registration, including pursuant to Rule 144 or Rule 701 under the Securities Act, each of which is summarized below.

Lock-Up Agreements

We, our directors and executive officers, and holders of more than [•]% of our outstanding capital stock will enter into lock-up agreements with the underwriters in connection with this offering.

Subject to certain exceptions, these lock-up agreements will provide that, without the prior written consent of Z2 Capital, during the 180-day period following the closing of this offering (the “Lock-Up Period”), such persons may not:

•        offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exercisable or exchangeable for shares of our Class A common stock; or

•        enter into any swap, hedge, or other arrangement that transfers to another person any of the economic consequences of ownership of our Class A common stock, whether such transaction is settled in securities, cash, or otherwise.

Z2 Capital may, in its sole discretion and at any time, release all or any portion of the shares subject to lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned shares for at least six months may sell such shares without complying with the volume limitations, manner-of-sale requirements, or notice provisions of Rule 144, provided that we are subject to the reporting requirements of the Exchange Act for at least 90 days and current public information regarding us is available.

If such person has beneficially owned the shares proposed to be sold for at least one year, then such person generally may sell the shares without complying with any of the requirements of Rule 144.

Affiliates who have beneficially owned restricted securities for at least six months may sell shares within any three-month period in an amount not exceeding the greater of:

•        1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 84,746 shares immediately after this offering; or

•        the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144.

Sales by affiliates under Rule 144 are also subject to manner-of-sale requirements, notice requirements, and the availability of current public information regarding us.

Rule 701

Rule 701 under the Securities Act generally permits resales of shares acquired pursuant to written compensatory benefit plans or other written agreements in reliance on Rule 701. Subject to the conditions of Rule 701, including applicable holding periods, persons eligible to rely on Rule 701 may resell shares without complying with certain requirements of Rule 144.

However, substantially all Rule 701 shares will remain subject to lock-up agreements described above and may not be sold until the expiration of the applicable lock-up period unless otherwise released by the underwriters.

UNDERWRITING

We will enter into an underwriting agreement with Z2 Capital, LLC (a division of and securities offered through Alexander Capital, L.P.) (“Z2,” “Z2 Capital,” or the “Representative”), acting as the sole book-running manager and lead underwriter with respect to the Class A common stock subject to this offering. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters, and each underwriter named below will severally agree to purchase from us, on a firm commitment basis, the number of shares of Class A common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Z2 Capital, LLC
Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business, the receipt of certain opinions, certificates and letters from our counsel and independent registered public accounting firm, the approval of legal matters by counsel and other customary closing conditions. The underwriters are obligated to purchase all of the shares of Class A common stock offered hereby if any of such shares are purchased, other than those shares covered by the over-allotment option described below.

The underwriters propose to offer the shares of Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $[•] per share. After the commencement of this offering, the public offering price and other selling terms may be changed by the Representative.

Over-Allotment Option

We have granted the underwriters an option, exercisable within 45 days after the closing of this offering, to purchase up to an additional 15.0% of the total number of shares of our Class A common stock sold in this offering (the “Over-Allotment Shares”) solely to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions.

The total public offering price, underwriting discounts and commissions, and proceeds to us before expenses will be as follows:

	Per Share	Total Without Over- Allotment	Total With Over- Allotment
Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds to us, before expenses(2)	$	$	$

____________

(1)      The underwriter will receive compensation in addition to the underwriting discounts and commissions, including a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering and warrants to purchase 4.5% of the shares sold in this offering.

(2)      We have also agreed to issue to the representatives of the underwriters warrants to purchase a number of shares of Common Stock equal to 4.5% of the total number of shares of Common Stock sold in this offering at an exercise price equal to 110% of the initial public offering price of the shares of Common Stock sold in this offering.

Underwriting Discounts, Commissions and Expenses

We have agreed to pay the underwriters an underwriting discount equal to 6.5% of the aggregate gross proceeds raised in this offering.

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions and non-accountable expense allowance, will be approximately $350,000. Such expenses include, among other things, legal fees and expenses, accounting fees, SEC registration fees, FINRA filing fees, printing expenses, transfer agent fees, listing fees, and miscellaneous offering expenses. In addition, we have agreed to pay the Representative a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering.

We have also agreed to reimburse the Representative for certain accountable expenses, including actual accountable road show expenses, book-building and compliance software costs, background checks of officers and directors, and preparation of bound volumes and Lucite cube mementos, in addition to reasonable and documented fees and disbursements of counsel to the underwriters up to $150,000 (which maximum shall apply solely to such fees and disbursements of counsel), provided that the total reimbursable accountable expenses of the underwriter shall not exceed $175,000, inclusive of counsel fees and disbursements. In addition, the Company paid the Representative a $25,000 advance upon execution of the engagement agreement, to be credited against such accountable expenses, with any unused portion of the advance to be returned to the Company.

Representative’s Warrants

Upon the closing of this offering, we have agreed to issue to the Representative (or its permitted designees) warrants (the “Representative’s Warrants”) to purchase shares of our Class A common stock equal to 4.5% of the aggregate number of shares of Class A common stock sold in this offering, including any shares sold pursuant to the over-allotment option.

The Representative’s Warrants will be exercisable, in whole or in part, commencing upon issuance and expiring five years after the commencement of sales of the common stock in this offering, at an exercise price equal to 110% of the public offering price per share in this offering. The Representative’s Warrants will contain a cashless exercise provision and piggyback registration rights.

The Representative’s Warrants and the shares issuable upon exercise thereof have been deemed underwriting compensation by FINRA and therefore will be subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). During such 180-day period, neither the Representative nor its permitted transferees may sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the securities underlying such warrants, nor engage in any hedging or other transaction that would result in the effective economic disposition of such securities. In addition, the Representative has agreed that during the one-year period following the closing of this offering, it will not transfer the Representative’s Warrants or the underlying securities, except to its officers, partners, or members of the selling group.

The terms of the underwriting compensation, including the Representative’s Warrants, are subject to adjustment in the event that FINRA determines that any such terms do not comply with FINRA rules, including FINRA Rule 5110; provided that any such adjustments shall not provide for terms that are less favorable to us than those described herein.

Lock-Up Agreements

We and our directors, officers, and holders of more than [•] percent ([•]%) of our outstanding Class A common stock, as of the effective date of the registration statement (and all holders of securities exercisable for or convertible into Class A common stock) will enter into customary “lock-up” agreements in favor of the Representative pursuant to which Class A common stock such persons will agree, for a period of 180 days from the date of this offering, not to (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (b) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (c) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank; or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (a), (b), (c), or (d) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

Right of First Refusal

We have granted the Representative a right of first refusal for a period of 12 months following the closing of this offering. If, during such period, we or any of our subsidiaries decide to undertake an additional public offering led by an underwriter, the Representative shall have the right to match the terms offered by a third party. If the Representative declines, we will have the sole right to pursue an engagement with a third party of our choice. The Representative may exercise this right within five business days after receiving written notice from us of our intention to pursue such financing transaction, including the material terms thereof.

Determination of Offering Price / No Public Market

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the underwriter and us. In determining the initial public offering price of our common stock, the underwriter will consider, among other things:

•        the prospects for our company and the industry in which we operate;

•        our financial information;

•        financial and operating information and market valuations of publicly traded companies engaged in activities similar to ours;

•        the prevailing conditions of U.S. securities markets at the time of this offering;

•        the recent market prices of, and the demand for, publicly traded shares of generally comparable companies;

•        our past and present financial and operating performance; and

•        other factors deemed relevant by us and the underwriter.

Neither we nor the underwriter can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors.

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A common stock. Passive market making consists of displaying bids limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our Class A common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A common stock offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Class A common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Class A common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the overallotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Class A common stock originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class A common stock. These transactions may occur on the NYSE American, NYSE Texas or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Listing

We intend to list our Class A common stock on the NYSE American and the NYSE Texas under the symbol “KATX.” We make no representation that the application will be approved or that our Class A common stock will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Class A common stock will be listed on the NYSE American or NYSE Texas at the completion of this offering.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Class A common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell nor a solicitation of an offer to buy any Class A common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF
OUR CLASS A COMMON STOCK

This section summarizes certain material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock by Non-U.S. holders, including withholding, information reporting, and backup withholding considerations, subject to the limitations and assumptions described therein. The following is a general discussion of the material U.S. federal income tax consequences to a Non-U.S. Holder (as defined below) that acquires our Class A common stock in this offering. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), and judicial decisions, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular Non-U.S. Holder in light of that holder’s individual circumstances, nor does it address any aspects of U.S. federal estate or gift tax laws, any aspects of the tax on net investment income imposed under Section 1411 of the Code, or any state, local, or non-U.S. tax laws. This discussion also does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder that is subject to special treatment under U.S. federal income tax laws, including, without limitation, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partnerships or other pass-through entities, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, and Non-U.S. Holders who hold our Class A common stock as part of a straddle, hedge, conversion transaction, or other integrated investment.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, ALL PROSPECTIVE NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Definition of Non-U.S. Holder.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our Class A common stock that, for U.S. federal income tax purposes, is not (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions. As described in “Dividend Policy,” we do not currently anticipate paying any dividends on our Class A common stock. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E certifying qualification for the reduced treaty rate).

Gain on Disposition. Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless: (i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); (ii) the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or (iii) our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes. We believe we currently are not, and do not anticipate becoming, a USRPHC.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a U.S. person, or the holder otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts (FATCA)

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Each Non-U.S. Holder should consult its own tax advisor regarding the possible implications of FATCA on its investment in our Class A common stock.

LEGAL MATTERS

The validity of the shares offered by this prospectus will be passed upon for us by Whiteford, Taylor & Preston LLP. Certain legal matters in connection with this offering will be passed upon for the underwriter by Lucosky Brookman LLP, Woodbridge, New Jersey.

EXPERTS

The combined financial statements of KAT Construction Services, Inc. (F/K/A Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators) as of December 31, 2025 and 2024 and for each of the years in the two-year period ended December 31, 2025, have been included herein and in the registration statement in reliance upon the report of Kreit & Chiu CPA LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being offered or distributed, as applicable, by this prospectus. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and shares of our common stock being offered or distributed by this prospectus, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to such exhibit.

We are subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

We maintain a website at katfabricators.com. We intend to make the information filed with or furnished to the SEC available free of charge on our website after the completion of this offering. You can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request. Information contained on, or accessible through, our website is not incorporated by reference into, and does not constitute a part of, this prospectus or any other report or document we file with or furnish to the SEC.

In addition, we will provide electronic or paper copies of our filings free of charge upon written request to the following address:

KAT Construction Services, Inc.
3424 Dilido Rd
Dallas, Texas 75228
Attention: Investor Relations

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2026 and 2025

Years Ended December 31, 2025 and 2024

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30, 2026 (Unaudited)	December 31, 2025
ASSETS
Cash and cash equivalents	$571,694	$1,427,425
Accounts receivable, net	$1,616,307	$1,271,513
Inventory	$733,476	$783,192
Other current assets	$61,008	$65,967
Total current assets	$2,982,485	$3,548,097
Property and equipment, net	$249,785	$214,549
Lease right-of-use assets, net	$411,876	$511,473
Intangible assets, net	$498,270	$541,154
Deferred financing costs, net	$229,031	$395,668
Total assets	$4,371,447	$5,210,941

LIABILITIES AND MEMBERS’ EQUITY
Accounts payable	$1,112,376	$702,618
Other current liabilities	$456,388	$626,491
Current portion of lease liabilities	$104,263	$100,457
Current portion of long-term debt	$1,189,693	$1,745,582
Total current liabilities	$2,862,720	$3,175,148
Lease liabilities, net of current portion	$71,348	$127,796
Long-term debt, net of current portion	$1,298,113	$1,446,695
Total liabilities	$4,232,181	$4,749,639
Members’ equity	$139,266	$461,302
Total liabilities and members’ equity	$4,371,447	$5,210,941

The accompanying notes are an integral part of these condensed consolidated financial statements.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Revenue	$2,949,616	$4,567,469	$6,413,997	$9,960,040
Cost of goods sold – Material	$1,087,664	$1,413,867	$2,425,765	$3,452,273
– Freight and duty	$60,507	$221,398	$184,397	$430,004
– Direct labor	$818,993	$993,672	$1,418,449	$1,997,635
– Other	$147,472	$191,612	$266,500	$414,605
Total cost of goods sold	$2,114,636	$2,820,549	$4,295,111	$6,294,517
Gross profit	$834,980	$1,746,920	$2,118,886	$3,665,523
Salaries and wages	$519,105	$875,936	$1,105,732	$1,621,345
General and administrative	$301,326	$282,417	$570,625	$538,782
Sales and marketing	$31,900	$21,869	$56,617	$55,954
Total operating expenses	$852,331	$1,180,222	$1,732,974	$2,216,081
Operating income (loss)	$(17,351)	$566,698	$385,912	$1,449,442
Interest and financing costs	$219,363	$135,945	$418,149	$282,484
Other expense, net	$25,000	$25,000	$53,636	$50,000
Net income (loss)	$(261,714)	$405,753	$(85,873)	$1,116,958

The accompanying notes are an integral part of these condensed consolidated financial statements.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators

Condensed Consolidated Statements of Changes in Members’ Equity

(Unaudited)

SIX MONTHS ENDED JUNE 30, 2025	Members’ Equity
Balance at December 31, 2024	$1,185,616
Member contributions	$1,550
Net income (loss)	$711,205
Distributions to members	$(484,237)
Balance at March 31, 2025	$1,414,134
Member contributions	$41,400
Net income (loss)	$405,753
Distributions to members	$(196,957)
Balance at June 30, 2025	$1,664,330
SIX MONTHS ENDED JUNE 30, 2026	Members’ Equity
Balance at December 31, 2025	$461,302
Net income (loss)	$175,841
Distributions to members	$(113,457)
Balance at March 31, 2026	$523,686
Net income (loss)	$(261,714)
Distributions to members	$(122,706)
Balance at June 30, 2026	$139,266

The accompanying notes are an integral part of these condensed consolidated financial statements.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
OPERATING ACTIVITIES
Net income (loss)	$(85,873)	$1,116,958
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation	$33,398	$27,705
Amortization of intangible assets	$42,885	$42,885
Amortization of deferred financing costs	$166,637	$0
Amortization of right-of-use assets	$99,596	$95,545
Provision for credit losses	$34,464	$0
Provision for inventory obsolescence	$18,475	$0
Changes in operating assets and liabilities –
(Increase) decrease in –
Accounts receivable	$(379,258)	$627,263
Inventory	$31,241	$(484,634)
Prepaid expenses and other current assets	$4,959	$4,264
Increase (decrease) in –
Accounts payable	$409,758	$(92,348)
Accrued and other current liabilities	$(222,745)	$(55,704)
Net cash provided by (used in) operating activities	$153,537	$1,281,934

INVESTING ACTIVITIES
Additions to property and equipment	$(68,634)	$(12,565)
Proceeds from sale of property and equipment	$0	$10,000
Net cash provided by (used in) investing activities	$(68,634)	$(2,565)

FINANCING ACTIVITIES
Member contributions	$0	$42,950
Distributions to members	$(236,163)	$(681,194)
Proceeds from working-capital facility	$0	$1,661,378
Debt issuance and extinguishment costs paid	$0	$(157,500)
Principal repayments of notes payable, finance leases, and finance arrangements	$(704,471)	$(576,567)
Net cash provided by (used in) financing activities	$(940,634)	$289,067
Net increase (decrease) in cash	$(855,731)	$1,568,436
Cash, beginning of period	$1,427,425	$7,749
Cash, end of period	$571,694	$1,576,185

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$228,623	$138,377

The accompanying notes are an integral part of these condensed consolidated financial statements.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 1 — Organization and Basis of Presentation

KAT Construction Services, Inc. (the “Company”) is a multi-member Texas limited liability company treated as a partnership for U.S. federal income tax purposes. We provide stone fabrication and construction services — the fabrication and installation of stone, quartz, granite, and solid-surface countertops and surfaces — operating principally in the Dallas-Fort Worth, Texas market and serving customers in three operating divisions.

Commercial — fabrication and installation of countertops and surfaces for commercial projects (restaurants, hospitality, offices, healthcare, and retail), sold through general contractors; includes the Goodall business acquired in September 2024.

Multi-Family — fabrication and installation of countertops and surfaces for multi-family new-construction projects.

Residential — fabrication and installation of countertops and surfaces for single-family residences, sold through Home Depot, residential homebuilders, and directly to homeowners.

We commenced operations under our current ownership on February 28, 2023, upon the acquisition of substantially all of the operating assets of KAT Specialties, Inc. in an asset purchase (the “KAT Specialties Acquisition”).

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with US GAAP for interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for complete annual financial statements.

These condensed consolidated financial statements have been prepared on the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business.

We believe the accompanying unaudited condensed consolidated financial statements contain all adjustments, of a normal recurring nature, necessary to state fairly our financial position as of June 30, 2026, our results of operations for the three and six months ended June 30, 2026 and 2025, our changes in members’ equity for the six months ended June 30, 2026 and 2025, and our cash flows for the six months ended June 30, 2026 and 2025.

These condensed consolidated financial statements and the related notes should be read in conjunction with our audited consolidated financial statements and the notes thereto included in our Draft Registration Statement on Form S-1 (File No. 377-09592), as confidentially submitted to the SEC on July 20, 2026 (the “Registration Statement”).

The results of operations for interim periods are not necessarily indicative of the results to be expected for the full fiscal year or for any future period.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of KAT Construction Services, Inc. and its consolidated variable interest entity, Onyx Capital Tequila Partners III, LLC (“OCTP3”). OCTP3 is our international purchasing conduit: it contracts with overseas suppliers, coordinates freight and duty, and supplies the imported, prefabricated non-stock material that we sell.

OCTP3 is a distinct operating company whose sole business is purchasing prefabricated non-stock material — imported slab, quartz, and granite — from overseas suppliers on our behalf. It maintains its own books and records, its own bank account, and its own third-party payables to overseas suppliers, and it files its own partnership tax return; it is not one of our operating divisions. OCTP3 is financed through a non-interest-bearing intercompany demand advance from us.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 1 — Organization and Basis of Presentation (cont.)

We consolidate OCTP3 as a variable interest entity for which we are the primary beneficiary. We direct the activities that most significantly affect its economic performance — including which suppliers it uses, the quantities purchased, and the timing of purchases — and we absorb substantially all of its economics. As primary beneficiary, we provided financial support to OCTP3 during each period presented through the intercompany advance described above.

OCTP3 is wholly consolidated, and no non-controlling interest is recognized in members’ equity or in net income (loss). All significant intercompany transactions and balances, including intercompany inventory purchases, the intercompany advance, and intercompany payables and receivables, have been eliminated in consolidation. Profit on intercompany inventory purchases from OCTP3 that remains in inventory at the balance-sheet date is also eliminated, within cost of goods sold.

We identified no restrictions on OCTP3’s assets or on its use of its liabilities, and its cash and its third-party payables to overseas suppliers consolidate as our own assets and liabilities.

At June 30, 2026, OCTP3’s total assets were $214,967, consisting of cash of $104,257, amounts due from us, and other current assets, and its total liabilities were $148,655, consisting of its third-party payables to overseas suppliers and the intercompany advance payable to us. All of OCTP3’s assets and liabilities are current, and the intercompany balances are eliminated in consolidation.

Note 2 — Significant Accounting Policies

Our significant accounting policies are described in the notes to the audited consolidated financial statements included in the Registration Statement. There have been no changes to those policies during the six months ended June 30, 2026, other than the policies described below, which relate to activity that first arose in 2026, and the basis on which we amortize deferred financing costs, which is described in Note 8 — Debt. Operating expenses are presented as salaries and wages, general and administrative, and sales and marketing expenses; depreciation and amortization is included within general and administrative expenses, and prior-period amounts have been reclassified to conform to this presentation, with no effect on total operating expenses, operating income (loss), or net income (loss).

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the expected credit loss allowance on trade receivables and retainage and the qualitative loss-rate overlays applied in that evaluation, the net-realizable-value assessment of inventory and the related obsolescence reserve, the useful lives assigned to property and equipment, the discount rates applied in measuring lease liabilities, and the remittances expected to be applied against the working-capital facility, which determine the amortization of deferred financing costs. Actual results could differ materially from these estimates.

Deferred Offering Costs

We defer specific incremental costs directly attributable to our proposed initial public offering, including legal, accounting, and advisory fees for services rendered in connection with the offering. Deferred offering costs were $55,000 at June 30, 2026 and are included in other current assets. These costs will be charged against the gross proceeds of the offering upon its completion; if the offering is abandoned, they will be expensed. Costs that are not directly attributable to the offering, including audit fees, are expensed as incurred.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 2 — Significant Accounting Policies (cont.)

Internal-Use Software

We capitalize costs incurred during the application development stage of internal-use software, including amounts paid to outside consultants, and we expense preliminary project stage and post-implementation costs as incurred. Capitalized development costs of an internal-use countertop estimating application were $65,500 at June 30, 2026 and are included in property and equipment, net. Amortization begins when the software is ready for its intended use; no amortization has been recorded through June 30, 2026.

Recently Adopted Accounting Pronouncements

We adopted ASU 2023-07, Improvements to Reportable Segment Disclosures, which requires enhanced disclosure of significant segment expenses and other segment items. We adopted this guidance in our annual financial statements for the year ended December 31, 2025, and its interim disclosure requirements apply beginning with our 2026 interim periods. We operate as a single reportable segment, and the resulting disclosures are presented in Note 13 — Segment Information.

Recently Issued Accounting Pronouncements Not Yet Adopted

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to use the extended transition period for complying with new or revised accounting standards. As a result, we adopt new or revised standards on the dates on which adoption is required for entities that are not public business entities, except where a standard applies only to public business entities.

The following standards have been issued but are not yet reflected in these condensed consolidated financial statements:

Standard	Description	Effective for us	Expected effect
ASU 2023-09, Improvements to Income Tax Disclosures	Requires disaggregation of the effective tax rate reconciliation and of income taxes paid by jurisdiction	Annual period beginning January 1, 2026

Presentation and disclosure only, with no effect on our financial position or results of operations. The extent of the new disclosure will depend on our tax status when we adopt, including the conversion described in Note 14 — Subsequent Events.

ASU 2024-03, Disaggregation of Income Statement Expenses	Requires tabular disclosure in the notes of specified natural expense categories within relevant income statement captions	Annual period beginning January 1, 2027, and interim periods beginning January 1, 2028	Presentation and disclosure only. We are evaluating the categories we will be required to present and do not expect an effect on our financial position or results of operations.

Early adoption of each standard above is permitted. We do not currently expect to adopt either standard before it is required.

Note 3 — Revenue Recognition

We disaggregate revenue from contracts with customers by operating division and by the timing of transfer of control, because we believe that presentation best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. We do not present geographic disaggregation, because our revenue is concentrated in the Dallas-Fort Worth market.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 3 — Revenue Recognition (cont.)

Revenue for each period presented was as follows:

Division	Three Months Ended June 30, 2026	% of Total	Three Months Ended June 30, 2025	% of Total	Six Months Ended June 30, 2026	% of Total	Six Months Ended June 30, 2025	% of Total
Commercial	$1,055,755	35.8%	$1,282,117	28.1%	$1,824,148	28.5%	$2,665,358	26.8%
Multi-Family	$815,728	27.7%	$1,894,712	41.5%	$2,259,754	35.2%	$4,675,723	46.9%
Residential	$1,078,133	36.5%	$1,390,640	30.4%	$2,330,095	36.3%	$2,618,959	26.3%
Total revenue	$2,949,616	100.0%	$4,567,469	100.0%	$6,413,997	100.0%	$9,960,040	100.0%

The Commercial and Multi-Family divisions recognize material revenue at a point in time and installation-labor revenue over time. The Residential division recognizes its single integrated performance obligation at a point in time, on completion of installation. The same three divisions are the operating divisions described in Note 13 — Segment Information.

Contract Balances

Our contract balances consist of receivables, contract assets and contract liabilities. Receivables are amounts billed for which we have an unconditional right to consideration, subject only to the passage of time, and comprise Commercial and Multi-Family progress billings net of retainage together with Residential completed-job billings. Receivables are presented in Note 4 — Accounts Receivable and Credit Losses.

Our Commercial and Multi-Family contracts commonly include retainage provisions, under which the general contractor withholds a portion of each progress billing — at a standard rate of 10% — until the project reaches final acceptance. Because release of retainage is conditioned on further performance rather than on the passage of time alone, retainage is not an unconditional right to consideration and is therefore not a trade receivable; we classify it as a contract asset.

Contract liabilities are consideration received in advance of satisfying the related performance obligation. They consist primarily of Direct-to-Consumer templating deposits and Multi-Family project-level deposits for material and freight billed at contract commencement.

Contract assets and contract liabilities, and the balance sheet captions in which they are reported, were as follows:

	Included in Line Item on Condensed Consolidated Balance Sheets	June 30, 2026	December 31, 2025
Contract assets:
Retainage receivable, gross	Accounts receivable, net	$304,858	$392,311
Less: allowance for credit losses – retainage pool	Accounts receivable, net	$(991)	$(1,275)
Retainage receivable, net		$303,867	$391,036
Contract liabilities:
Customer deposits	Other current liabilities	$86,385	$190,168

Retainage is a component of Accounts receivable, net, which also includes trade accounts receivable net of the allowance attributable to the trade pool; the composition of that caption is presented in Note 4 — Accounts Receivable and Credit Losses. Customer deposits are a component of Other current liabilities.

Timing differences between revenue recognition and billing were not material at either balance sheet date, and we do not maintain a separate unbilled-revenue contract asset account. Expected credit losses on receivables and on the retainage contract asset are measured under the methodology described in Note 4 — Accounts Receivable and Credit Losses.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 3 — Revenue Recognition (cont.)

Warranties

We provide a standard one-year warranty on Commercial and Multi-Family projects covering defects in materials and workmanship. It is an assurance-type warranty rather than a separate performance obligation, so no portion of the transaction price is allocated to it. Claim experience has been de minimis, and we recorded no warranty accrual at June 30, 2026 or December 31, 2025.

Note 4 — Accounts Receivable and Credit Losses

Our receivables come from two sources. Trade accounts receivable arise from revenue contracts with customers billed at completion of fabrication or at project-milestone billing events. Retainage receivable is the 10% portion of progress billings that Commercial and Multi-Family general contractors withhold until final project acceptance; it is released and collected as each project completes. Because its release is conditioned on further performance, retainage is a contract asset rather than a trade receivable, as described in Note 3 — Revenue Recognition. Both populations are presented within Accounts receivable, net on the condensed consolidated balance sheets, and the composition of that caption was as follows:

	June 30, 2026	December 31, 2025
Trade accounts receivable, gross	$1,347,135	$909,133
Retainage receivable, gross	$304,858	$392,311
Total accounts receivable, gross	$1,651,993	$1,301,444
Less: allowance for credit losses – trade pool	$(34,695)	$(28,656)
Less: allowance for credit losses – retainage pool	$(991)	$(1,275)
Accounts receivable, net	$1,616,307	$1,271,513

Allowance for Credit Losses

We segment accounts receivable into two pools for credit-loss measurement — trade accounts receivable and retainage — because the two populations carry materially different credit characteristics. The trade pool carries a higher loss rate than retainage because retainage is contractually due at project completion from more creditworthy general contractors and has near-zero historical loss experience, so its loss rate is set at or below the current-bucket trade rate.

Our expected loss allowance methodology for accounts receivable is developed using historical experience, present economic conditions and other factors management considers relevant to estimate expected credit losses.

Activity in the allowance for credit losses for the six months ended June 30, 2026 was as follows:

Pool	Opening Balance	Provision (Release)	Write-offs	Ending Balance
Trade accounts receivable	$28,656	$34,748	$(28,709)	$34,695
Retainage	$1,275	$(284)	$0	$991
Total	$29,931	$34,464	$(28,709)	$35,686

We remeasure the allowance quarterly. The six-month provision of $34,464 comprises a $7,985 provision recorded in the first quarter, when the trade receivable base grew, and a $26,479 provision recorded in the second quarter, when the write-off described below was recorded and the allowance was trued up to the remaining receivable population.

We charge a receivable off against the allowance when we have exhausted collection efforts and consider the balance uncollectible; a receivable is past due when it remains unpaid after its contractual due date, and recoveries of amounts previously written off are credited to the allowance. On June 30, 2026 we wrote off eleven customer invoices totaling $28,709 against the allowance. There were no recoveries in the six months ended June 30, 2026.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 4 — Accounts Receivable and Credit Losses (cont.)

Concentration of Credit Risk

Our customer base is concentrated in the Dallas-Fort Worth commercial and residential construction-services market. At June 30, 2026, our ten largest customers represented approximately 73.6% of gross trade accounts receivable.

The Home Depot is our largest single customer relationship. Revenue from The Home Depot represented approximately 30.6% and 25.5% of revenue for the three months ended June 30, 2026 and 2025, respectively, and approximately 30.4% and 20.3% of revenue for the six months ended June 30, 2026 and 2025, respectively. Our Big Box Retail and Home Depot Installation Services subdivisions fulfill end-customer orders placed through Home Depot stores and through its installed-sales program under a single service provider agreement, and the concentration reflects the combined volume of both subdivisions. Loss of the Home Depot relationship could have a material adverse effect on our revenue and cash flows.

Note 5 — Inventory

We hold three categories of inventory — slabs, sinks and non-stock material — and carry each at the lower of cost or net realizable value. Cost is assigned by specific identification: every slab and every sink carries a discrete supplier cost, is tracked by its own serial number, and is consumed against a named customer job. The non-stock category is imported, prefabricated material bought through our international purchasing operations for multi-family projects.

Inventory consisted of the following:

Category	June 30, 2026	December 31, 2025
Slabs	$709,480	$656,996
Sinks	$23,996	$25,547
Non-stock	$0	$100,649
Total inventory	$733,476	$783,192

Obsolescence

Inventory is stated net of a reserve for material we no longer expect to use. A slab or sink that has been on hand for more than twenty-four months, or that carries a discontinued color or pattern, damage, or impaired usability, is written down to estimated net realizable value. The write-down is charged to cost of goods sold, and the reserve is relieved when the material is consumed, sold or scrapped.

Changes in the reserve for the six months ended June 30, 2026 were:

Six months ended June 30, 2026
Balance at December 31, 2025	$417,687
Charged to cost of goods sold	$18,475
Reserved material consumed or otherwise relieved	$(15,214)
Balance at June 30, 2026	$420,948

We recorded no inventory write-downs in the six months ended June 30, 2025.

Inventory as Collateral

Substantially all of our inventory is pledged as collateral under our secured borrowing arrangements. See Note 8.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 6 — Property and Equipment and Intangible Assets

We invested $68,634 in property and equipment during the six months ended June 30, 2026, compared with $12,565 in the same period of 2025. The increase was primarily attributable to expenditures related to the software development project described below, with the remaining amount relating to a shop sander placed in service in March 2026. We had no disposals of property and equipment during the six months ended June 30, 2026. During the six months ended June 30, 2025, disposals of property and equipment generated proceeds of $10,000.

Property and equipment consisted of the following:

Asset class	June 30, 2026 Gross	June 30, 2026 Accumulated Depreciation	June 30, 2026 Net	December 31, 2025 Gross	December 31, 2025 Accumulated Depreciation	December 31, 2025 Net
Shop equipment	$196,342	$(89,644)	$106,698	$193,208	$(75,844)	$117,364
Computer equipment	$101,199	$(65,341)	$35,858	$101,199	$(55,220)	$45,979
Office equipment	$24,526	$(15,803)	$8,723	$24,526	$(13,351)	$11,175
Automobiles	$10,000	$(6,874)	$3,126	$10,000	$(5,874)	$4,126
Leasehold improvements	$60,248	$(30,368)	$29,880	$60,248	$(24,343)	$35,905
Capitalized software development	$65,500	$0	$65,500	$0	$0	$0
Total property and equipment, net	$457,815	$(208,030)	$249,785	$389,181	$(174,632)	$214,549

The table above presents owned asset classes only. Right-of-use assets arising from our finance leases are presented separately on our condensed consolidated balance sheets and are described in Note 7 — Leases.

Depreciation expense was $33,398 and $27,705 for the six months ended June 30, 2026 and 2025. Depreciation is included within general and administrative expenses on our condensed consolidated statements of operations and does not include amortization of right-of-use assets.

Capitalized software development is the cost of an internal-use estimating system we are building with outside developers. The system had not been placed in service at June 30, 2026, so no amortization has been recorded and none is included in the depreciation amounts above.

Intangible Assets

Our intangible assets are the acquired customer relationships recognized in the KAT Specialties Acquisition and in the Goodall acquisition, which we amortize ratably over estimated useful lives of fifteen years and five years, respectively. Intangible assets consisted of the following:

Asset	June 30, 2026 Gross	June 30, 2026 Accumulated Amortization	June 30, 2026 Net	December 31, 2025 Gross	December 31, 2025 Accumulated Amortization	December 31, 2025 Net
Customer relationships – KAT Specialties (15 years)	$400,000	$(88,889)	$311,111	$400,000	$(75,556)	$324,444
Customer relationships – Goodall (5 years)	$295,513	$(108,354)	$187,159	$295,513	$(78,803)	$216,710
Total intangible assets, net	$695,513	$(197,243)	$498,270	$695,513	$(154,359)	$541,154

Amortization of intangible assets was $42,885 for each of the six months ended June 30, 2026 and 2025 and is included within general and administrative expenses. We acquired and disposed of no intangible assets and recorded no impairment in either period presented.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 7 — Leases

We lease the Dallas, Texas facility in which we fabricate and warehouse, and we use shop equipment and a fleet of automobiles under lease arrangements assumed in the KAT Specialties acquisition; the building is an operating lease and the equipment and automobiles are finance leases. We also occupy adjacent shop and yard space month to month, and we recognize those payments as rent expense as they are incurred.

In June 2025 we combined the equipment and automobile lease liabilities, together with other obligations owed to the seller, into a single promissory note. We continue to use the underlying assets and to amortize the related right-of-use assets over their asset-class useful lives, and the interest on the combined note is reported in interest expense rather than as finance lease interest. See Note 8.

The components of lease cost were:

Lease cost	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Operating lease cost	$27,000	$27,000	$54,000	$54,000
Finance lease cost – amortization of right-of-use assets	$26,477	$25,786	$52,954	$51,572
Finance lease cost – interest on lease liabilities	$0	$2,011	$0	$5,597
Total lease cost	$53,477	$54,797	$106,954	$111,169

Supplemental cash flow information related to leases was:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Cash paid for amounts included in the measurement of operating lease liabilities	$60,000	$55,000
Cash paid for interest on finance lease liabilities	$0	$5,597
Cash paid for principal portions of finance lease liabilities	$0	$79,673
Right-of-use assets obtained in exchange for lease liabilities	$0	$0

No lease commenced, was modified or was terminated during the six months ended June 30, 2026, and we obtained no right-of-use assets in either period presented.

We have elected the short-term lease recognition exemption for leases with an initial term of twelve months or less, and under it we recognize the payments on the month-to-month adjacent shop and yard space as rent expense as they are incurred.

The weighted-average remaining lease term and discount rate for our operating lease were:

Operating lease (building)	June 30, 2026	December 31, 2025
Weighted-average remaining lease term (years)	1.67	2.17
Weighted-average discount rate	7.00%	7.00%

Because the equipment and automobile lease liabilities were consolidated into the promissory note in June 2025 and no finance lease liability was outstanding at either date, no weighted-average remaining lease term, discount rate, or maturity schedules are presented for finance leases.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 7 — Leases (cont.)

Maturities of our operating lease liabilities at June 30, 2026 were:

Year ending December 31	Operating lease payments
2026 (July through December)	$60,000
2027	$120,000
2028	$20,000
Total undiscounted lease payments	$200,000
Less: imputed interest	$(10,645)
Present value of operating lease liabilities	$189,355

Note 8 — Debt

We have four debt arrangements. Working-capital financing bridges the gap between when we fabricate and install a project and when the customer pays, and is provided through a revenue-purchase (merchant cash advance, or “MCA”) facility with Samson MCA LLC and its predecessor lenders. A consolidated promissory note and a related consulting agreement, both entered into in June 2025 with KAT Specialties, Inc., carry the final consideration for the February 2023 acquisition of that business. A non-interest-bearing installment note payable to Goodall arose from the September 2024 acquisition of the Goodall stone-fabrication operation. An accounts-receivable factoring arrangement provides liquidity against invoiced receivables.

Our debt obligations at June 30, 2026 and December 31, 2025 were as follows:

Instrument	Stated economics	Maturity	June 30, 2026	December 31, 2025
Samson Working-capital facility	1.32x MCA factor rate	Within one year	$776,688	$1,341,786
KAT Specialties consolidated note and consulting agreement	7% incremental borrowing rate	June 2030	$1,277,601	$1,416,974
Goodall installment note	Non-interest-bearing	October 2028	$433,517	$433,517
Total debt			$2,487,806	$3,192,277

The tables in this note exclude our accounts-receivable factoring arrangement, which is described below.

Samson Working-Capital Facility

Our principal working-capital financing is a revenue-purchase facility with Samson MCA LLC. At December 31, 2024 the facility in place was the predecessor CFG / FORA Financial revolving arrangement; the Samson relationship began in January 2025, was refinanced in June 2025, and was supplemented by a parallel advance in September 2025. The facility in effect at both balance sheet dates was entered into on December 3, 2025 and consolidated the two advances then outstanding: we sold $1,907,400 of future receipts (the “Purchased Amount”) for a purchase price of $1,445,000, a 1.32x factor rate, with no net cash funded to us at closing.

The factor rate disclosed above is an MCA factor rate — the ratio of total future receipts purchased to the discounted purchase price paid to us. It is not an annual percentage rate and is not comparable to a stated or effective interest rate, because it does not incorporate the time value of money over the repayment period.

The facility is repaid by remittance of a fixed weekly Periodic Amount, initially $34,061. Either party may request an adjustment of the Periodic Amount so that it tracks actual collected receipts and accommodates for accelerated or delayed accounts receivable collections.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 8 — Debt (cont.)

The facility has no financial covenants. Its covenants are operational, covering maintenance of the designated bank account, a prohibition on additional MCA financings without the lender’s consent, and a prohibition on the sale or transfer of the business outside the ordinary course. Although the agreement frames the transaction as a true sale of an undivided interest in future receipts and authorizes the lender to file a UCC-1 financing statement, no UCC-1 is filed in practice, and we account for the facility as debt in its entirety.

Between February 24 and April 21, 2026 we remitted a reduced weekly amount under a temporary payment accommodation, which the lender consented to in writing before each reduction took effect. We made five weekly payments of $17,030 from February 24 through March 24 and four weekly payments of $20,436 from March 31 through April 21, compared with the regular contractual payment of $34,061 per week. Beginning April 28, 2026, we resumed the full contractual weekly payments, which continued through June 30, 2026.

The Purchased Amount, the Specified Percentage, the factor rate, the guarantees and the covenants were unchanged, no fee was charged, and no new money was advanced. The carrying amount of the facility was therefore unchanged by the accommodation, and no gain or loss was recognized.

We remitted $745,930 to the facility during the six months ended June 30, 2026, and its carrying amount was $776,688 at June 30, 2026 against $1,341,786 at December 31, 2025. The unremitted Purchased Amount at June 30, 2026 was $1,025,228, which at the contractual weekly remittance runs out approximately thirty weeks after the balance sheet date, in late January 2027. The facility is classified entirely as a current liability. The accommodation extended the expected run-out of the facility by approximately four weeks. See Note 14 — Subsequent Events for the refinancing of the facility on July 29, 2026.

The facility is supported by guarantees from two limited liability companies owned by our Executive Officers. We are the principal obligor and not the guarantor, so no guarantee liability is recognized on our balance sheet. See Note 12 — Commitments and Contingencies for the guarantee terms and the maximum exposure at June 30, 2026, and Note 11 — Related Party Transactions for the guarantors’ relationship to us.

KAT Specialties Consolidated Note and Consulting Agreement

Effective June 1, 2025, we entered into two agreements with KAT Specialties, Inc. that together fixed the final consideration for the acquired business: a consolidated promissory note bearing interest at 17.5% per annum on a five-year amortization schedule with monthly payments of $14,491, and a non-interest-bearing consulting agreement with a guaranteed-payment clause payable in equal monthly installments of $16,667 over the same five years. Because the two agreements are related and together reflect that final consideration, we measure them as a single obligation using our 7% incremental borrowing rate, which is also the effective rate of the combined instruments.

The combined carrying amount was $1,277,601 at June 30, 2026 and $1,416,974 at December 31, 2025. Finance cost of $47,575 at the 7% effective rate is included in interest and financing costs for the six months ended June 30, 2026.

The security agreement supporting the note contains no financial covenants. Its covenants are operational, covering notification of address or collateral-location changes, a prohibition on additional secured loans except the senior bank loan, and a prohibition on the sale, transfer, settlement or release of collateral outside the ordinary course. A cash-dominion provision applies only upon an event of default and is not currently operative, and the security agreement imposes no restriction on member distributions.

Goodall Installment Note

The Goodall installment note is a non-interest-bearing obligation arising from the September 2024 acquisition, payable in annual installments each October through 2028. The balance was $433,517 at both June 30, 2026 and December 31, 2025, of which $144,505 is classified as current at each date. The October 2025 installment of $144,505 was paid when due; the next installment is due in October 2026, and the note is not in default.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 8 — Debt (cont.)

Accounts-Receivable Factoring

We maintain an accounts-receivable factoring arrangement with CapitalPlus Equipment Finance Corp, now Dare Capital, which we account for as a secured borrowing rather than as a sale of the receivables. The factor’s recourse, chargeback and reserve provisions leave the credit risk on the factored receivables with us, so the transfers do not qualify for sale accounting. The factor charges an initial factoring fee of 1.80% of each advance together with a fixed monthly monitoring fee, both of which we recognize within interest and financing costs as incurred. No advances were outstanding under the factoring arrangement at June 30, 2026 or at December 31, 2025. Advances of $344,537 drawn during the six months ended June 30, 2026 were settled in full within the period.

Deferred Financing Costs

Deferred financing costs relate to the origination fees and contract discounts on the working-capital facility and are classified as a non-current asset. The balance was $229,031 at June 30, 2026 and $395,668 at December 31, 2025, and we amortized $166,637 within interest and financing costs during the six months ended June 30, 2026.

Because the facility carries no stated interest rate, no payment schedule and no period within which the purchased receipts must be collected, there is no contractual term over which to spread these costs. We therefore amortize them on a remittance-proportional basis: each remittance absorbs a fixed share of the pool, so the pool reaches zero when cumulative remittances reach the unremitted Purchased Amount.

Collateral

Our debt is secured by a single, functional all-asset blanket lien created under the KAT Specialties security agreement dated June 30, 2025. The lien covers substantially all of our inventory, accounts receivable, property and equipment, and intangible property, together with the assets acquired in the February 2023 acquisition of KAT Specialties and the proceeds and products of all of the foregoing. Right-of-use assets capitalized under the vehicle and equipment leases we assumed at that acquisition are not pledged, because we do not hold legal title to the underlying leased assets. Separately, the factor under our accounts-receivable factoring arrangement holds a perfected security interest in the receivables it purchases.

Covenant Compliance and Default Status

None of our debt or security arrangements contains a financial covenant. We were in compliance with all operational covenants of those arrangements at June 30, 2026 and were not in default of any debt term.

Balance Sheet Classification

Our debt is classified between current and non-current portions as follows:

	June 30, 2026	December 31, 2025
Current portion
Samson Working-capital facility	$776,688	$1,341,786
KAT Specialties consolidated note and consulting agreement	$268,500	$259,291
Goodall installment note	$144,505	$144,505
Total current portion	$1,189,693	$1,745,582
Non-current portion
KAT Specialties consolidated note and consulting agreement	$1,009,101	$1,157,683
Goodall installment note	$289,012	$289,012
Total non-current portion	$1,298,113	$1,446,695
Total debt	$2,487,806	$3,192,277

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 9 — Members’ Equity

Members’ equity reflects the members’ capital contributions, their distributions, and their cumulative share of net income (loss) since our formation. We have a single class of membership interest, with no shares authorized, issued, or outstanding. Our Operating Agreement sets out how profits and losses are allocated and how and when distributions are made, and it separates distributions into two types: distributions to members and distributions to managing members.

There were no changes to our membership structure and no issuance or redemption of membership interests during the three or six months ended June 30, 2026. Members’ equity was $139,266 at June 30, 2026, compared with $461,302 at December 31, 2025, and the activity for each period presented is shown in the condensed consolidated statements of changes in members’ equity.

We received no member contributions during the three or six months ended June 30, 2026, compared with contributions of $41,400 and $42,950 for the three and six months ended June 30, 2025, respectively. Distributions to members were $122,706 and $236,163 for the three and six months ended June 30, 2026, compared with $196,957 and $681,194 for the three and six months ended June 30, 2025, respectively.

Amounts we pay to or on behalf of a management-services entity controlled by our Executive Officers (“OCM”) are accounted for as distributions to members and are included in the distributions above. See Note 11 — Related Party Transactions.

We had no equity instruments outstanding at June 30, 2026, and no membership interests, options, warrants, or other equity awards were granted, issued, or redeemed during the three or six months ended June 30, 2026. Certain advisory arrangements provide for equity consideration contingent on the closing of a public offering; those arrangements are described in Note 12 — Commitments and Contingencies.

Effective August 20, 2026, we converted from a Texas limited liability company to a Delaware corporation, KAT Construction Services, Inc., and our single class of membership interests was exchanged for 5,141,250 shares of common stock, par value $0.001 per share, and 1,550,000 shares of Series A preferred stock, par value $0.001 per share, with 200,000,000 shares of Class A common stock and 2,000,000 shares of preferred stock authorized. The conversion occurred after June 30, 2026, and did not affect the members’ equity reported in these condensed consolidated financial statements for the periods presented. See Note 14 — Subsequent Events.

Note 10 — Income Taxes

We are a multi-member Texas limited liability company treated as a partnership for U.S. federal income tax purposes and are not subject to U.S. federal income tax. Our taxable income flows through to our members and is reported on their own income tax returns, and no provision for U.S. federal income tax is recorded in these condensed consolidated financial statements.

We are subject to Texas franchise (margin) tax, which we recognize as incurred within other expenses on our condensed consolidated statements of operations. Franchise tax expense was $12,500 for each of the three months ended June 30, 2026 and 2025, and $25,000 for each of the six months ended June 30, 2026 and 2025.

We have not identified any uncertain tax positions requiring recognition or disclosure. Effective August 20, 2026, we converted from a limited liability company treated as a partnership for U.S. federal income tax purposes to a C corporation subject to entity-level U.S. federal and applicable state income tax. Because the conversion occurred after June 30, 2026, it did not affect the income tax treatment reflected in these condensed consolidated financial statements for the periods presented; beginning on the conversion date, we ceased passing taxable income and losses through to our members and became responsible for recording a provision for income taxes, including deferred tax assets and liabilities for temporary differences and any net operating losses existing as of that date. We have not yet quantified the initial deferred tax impact of the conversion. See Note 14 — Subsequent Events.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 11 — Related Party Transactions

We have four related parties. Two of them, OCM and SOTG, are transaction counterparties; the other two are limited liability companies owned by our Executive Officers that guarantee our working-capital facility and have no monetary dealings with us. None of the four is consolidated: each is a separate legal entity with its own ownership and operations, and we hold no equity interest in and do not control any of them. Our related parties and their relationships to us are as follows:

Related party	Nature of relationship	Basis	Type
Onyx Capital Management LLC (“OCM”)	Management-services entity controlled by our Executive Officers	Common principal control	Transaction counterparty
Source Oil Guatemala Trading LLC (“SOTG”)	Affiliate of our Executive Officers	Common principal ownership	Transaction counterparty
Apex Pryme Capital, LLC (“Apex Pryme”)	Limited liability company owned by Managing Partner Robert A. Finley Jr	Common principal ownership and control	Guarantor of the working-capital facility
JLG Mergers and Acquisitions LLC (“JLG”)	Limited liability company owned by Managing Partner Scott W. Hartman	Common principal ownership and control	Guarantor of the working-capital facility

Onyx Capital Tequila Partners III, LLC is under common ownership, but it is a variable interest entity of which we are the primary beneficiary and which we consolidate. Its transactions and balances with us are intercompany and are eliminated in consolidation, so it is not a related-party counterparty for purposes of this note.

The following table summarizes activity and payable balances with our related parties for the periods presented:

Party	Nature of transaction	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025	Payable at June 30, 2026	Payable at December 31, 2025
OCM	Management-services fee, recorded as distributions to members	$120,250	$123,500	$231,250	$237,500	—	—
SOTG	Short-term working-capital advances received	—	—	—	$70,000	—	—
SOTG	Repayments of short-term working-capital advances	—	—	—	$240,000	—	—

OCM — Distributions to Members

OCM is a management-services entity controlled by our Executive Officers, and it bills us a management-services fee weekly. Amounts paid to or on behalf of OCM are accounted for as distributions to members.

SOTG — Common-Ownership Affiliate

SOTG is affiliated with us through common principal ownership and has from time to time extended short-term, non-interest-bearing working-capital advances to us. During the six months ended June 30, 2025 SOTG advanced $70,000 to us and we repaid $240,000, all of it in the first quarter of that period, which repaid the advances in full. There was no activity with SOTG during the three months ended June 30, 2025 or during the three or six months ended June 30, 2026, and no amount was outstanding in either direction at June 30, 2026 or December 31, 2025.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 11 — Related Party Transactions (cont.)

Apex Pryme and JLG — Guarantors

Apex Pryme and JLG are limited liability companies owned by our Executive Officers. Each is a related party solely because it has guaranteed our obligations under the working-capital facility; neither is a transaction counterparty. No consulting fees, purchases, sales, loans or other consideration flowed between us and either LLC during the three or six months ended June 30, 2026. For the guarantee terms and the maximum exposure at June 30, 2026, see Note 12 — Commitments and Contingencies.

Other Arrangements

Our related parties are those identified in the audited consolidated financial statements included in our Registration Statement on Form S-1, and we have affirmatively considered whether any other principal-shareholder or affiliate arrangement exists. We identified no new related-party arrangement during the three or six months ended June 30, 2026.

Note 12 — Commitments and Contingencies

Lease Commitments

See Note 7 — Leases for the components of our lease cost and the related supplemental cash flow information.

Legal Proceedings

From time to time we may become subject to legal proceedings and claims arising in the ordinary course of business. After consultation with legal counsel, we are not a party to any material pending legal proceeding, and we are not aware of any threatened matter at June 30, 2026 that would reasonably be expected to have a material adverse effect on our financial position, results of operations or cash flows.

Warranties

We provide a standard one-year warranty on Commercial and Multi-Family projects covering defects in materials and workmanship. It is an assurance-type warranty rather than a separate performance obligation, and it is accounted for as described in Note 3 — Revenue Recognition. Claim experience has been de minimis, and we recorded no warranty accrual at June 30, 2026 or December 31, 2025.

Guarantees on the Working-Capital Facility

Our obligations under the working-capital facility described in Note 8 — Debt are supported by guarantees from two related-party limited liability companies of our Executive Officers, Apex Pryme Capital, LLC and JLG Mergers and Acquisitions LLC. On an event of default the guarantor LLCs are obligated for the unremitted Purchased Amount at the time of default, plus attorneys’ fees equal to 30% of that balance, together with customary secured-creditor remedies against the future receipts. The exposure is joint: the agreement does not allocate it between the two guarantors. The approximate maximum guarantor exposure was as follows:

Period	Approximate unremitted Purchased Amount	Plus 30% attorneys’ fees	Approximate maximum guarantor exposure
At June 30, 2026	$1,025,228	$307,568	$1,332,796

We are the principal obligor on the facility and not the guarantor, so we have not recognized a guarantee liability on the condensed consolidated balance sheets; any such recognition would run to the guarantor LLCs on their own books. Our obligations under the KAT Specialties consolidated note are not guaranteed. Other than the Apex Pryme and

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 12 — Commitments and Contingencies (cont.)

JLG guarantees, neither we nor OCTP3, the consolidated variable interest entity described in Note 1 — Organization and Basis of Presentation, is party to any guaranty arrangement requiring disclosure. See Note 11 — Related Party Transactions.

Advisory Arrangements for the Contemplated Offering

We engaged an underwriter and a listing advisor in March 2026 in connection with a contemplated initial public offering. Substantially all of the compensation under both engagements is contingent on a completed offering. No amount is accrued for any of the contingent items described below at June 30, 2026, and no warrant, option, unit or share has been issued to either advisor.

Under the listing-advisory engagement, a cash success fee of $150,000 becomes payable on our first day of trading. The monthly consulting fee of $5,000 was payable in cash for the first five months of the engagement and accrues thereafter; accrued fees become payable in full only on a successful senior exchange listing completed by an investment banker the advisor introduced, and the fee provision ends twelve months after the date of the agreement if no listing has occurred. On the first day of trading the advisor is also entitled to 150,000 warrants with a five-year term at an exercise price equal to the listing price, and to shares with a value equal to 2% of our market capitalization above $15,000,000, measured at the opening price.

Under the underwriting engagement, the underwriter is entitled at each closing to a cash fee of 6.5% of aggregate gross proceeds (9% on a private placement or pre-offering bridge financing), a non-accountable expense allowance of 1% of gross proceeds, and warrants covering 4.5% of the shares placed in an underwritten offering, exercisable for five years at 110% of the offering price. Separately from that contingent compensation, the engagement is a binding obligation to reimburse the underwriter’s accountable out-of-pocket expenses, including counsel fees, capped at $175,000 and reduced by the $25,000 advance we have already paid, which is included in the deferred offering costs described in Note 2 — Significant Accounting Policies. No reimbursement has been demanded, and we have not accrued a liability because we have not concluded that an obligation for reimbursable expenses had been incurred at June 30, 2026 in an amount that is reasonably estimable. The $175,000 cap is the maximum amount for which we could become obligated.

Note 13 — Segment Information

We operate as a single reportable segment. We provide stone fabrication and construction services from one Texas fabrication facility, and we manage the work through three operating divisions — Commercial, Multi-Family and Residential. The Residential division comprises the Big Box Retail, Home Depot Installation Services, Builder and Direct-to-Consumer subdivisions. These are the same divisions used in the disaggregation of revenue in Note 3 — Revenue Recognition.

Each division individually meets the definition of an operating segment, and the three have similar long-term economic characteristics. They sell the same products and services — fabricated stone surfaces in quartz, granite, marble and solid surface. They share a production process, running through a single fabrication facility on a common workflow with common crews, and a distribution method, cutting, transporting and installing at the project site using our own crews. Their customers are primarily business-to-business project-construction customers in every division, including the residential subdivisions, which are sold through builders or through Home Depot’s installed-sales channel. On that basis we aggregate the three divisions and report as one segment.

Our Executive Officers, acting jointly, are our chief operating decision maker (“CODM”). They review division-level results of operations together with consolidated results to assess performance, manage the business and allocate resources among the divisions.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 13 — Segment Information (cont.)

The measure of segment profit or loss our CODM uses is operating income (loss), the same measure presented on our condensed consolidated statements of operations and comprehensive income (loss). The significant expense categories regularly provided to our CODM are material, freight and duty, direct labor, other cost of goods sold, salaries and wages, general and administrative expenses, and sales and marketing expenses. Our CODM does not receive a measure of segment assets or of capital expenditures by division, because assets and capital spending are managed centrally for the single fabrication facility that serves all three divisions. Consolidated total assets are presented on our condensed consolidated balance sheets. All of our revenue is earned from external customers, and we report no intersegment revenue. Revenue by division for each period presented is set out in Note 3 — Revenue Recognition.

Segment revenue, significant segment expenses, and the reconciliation of segment operating income (loss) to consolidated net income (loss) for each period presented were as follows:

	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Revenue	$2,949,616	$4,567,469	$6,413,997	$9,960,040
Less: material	$1,087,664	$1,413,867	$2,425,765	$3,452,273
Less: freight and duty	$60,507	$221,398	$184,397	$430,004
Less: direct labor	$818,993	$993,672	$1,418,449	$1,997,635
Less: other cost of goods sold	$147,472	$191,612	$266,500	$414,605
Less: salaries and wages	$519,105	$875,936	$1,105,732	$1,621,345
Less: general and administrative	$301,326	$282,417	$570,625	$538,782
Less: sales and marketing	$31,900	$21,869	$56,617	$55,954
Segment operating income (loss)	$(17,351)	$566,698	$385,912	$1,449,442
Less: interest and financing costs	$219,363	$135,945	$418,149	$282,484
Less: other expense, net	$25,000	$25,000	$53,636	$50,000
Net income (loss)	$(261,714)	$405,753	$(85,873)	$1,116,958

General and administrative expenses in the table above include depreciation and amortization. There were no other segment items in any period presented: segment operating income (loss) for each period equals segment revenue less the significant expense categories shown above. Revenue by division for each period presented is set out in Note 3 — Revenue Recognition.

Note 14 — Subsequent Events

We evaluated subsequent events through the date these condensed consolidated financial statements were available to be issued.

On July 29, 2026, the Company restructured its working capital facility with Samson MCA LLC whereby the Company reduced the MCA factor rate from 1.32x to 1.29x and extend the maturity date from January 26, 2027 to October 21, 2027. The outstanding balance owed to Samson MCA LLC was $673,473 on July 29, 2026.

On August 20, 2026, the Company filed Articles of Conversion with the State of Texas and converted from a Texas limited liability company (the “Texas LLC”) to a Delaware corporation (the “Corporation”) pursuant to a plan of conversion. In connection with the conversion, the Company filed a Certificate of Conversion and Certificate of Incorporation with the State of Delaware, changed its name from Onyx Capital Tequila Partners IV, LLC to KAT Construction Services, Inc., and elected to be treated as a C corporation.

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 14 — Subsequent Events (cont.)

Upon effectiveness of the conversion, the outstanding membership interests of the Texas LLC were converted into shares of the Corporation’s capital stock in accordance with the terms of the plan of conversion. As a result of the conversion, the Corporation issued 5,141,250 shares of common stock, par value $0.001 per share and 1,550,000 shares of Series A preferred stock, par value $0.001 per share to the former members of the Texas LLC in exchange for their respective membership interests.

Following the conversion, the Corporation was authorized to issue 200,000,000 shares of capital stock, consisting of 200,000,000 shares of Class A common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.001 per share.

The conversion represented a change in the Company’s legal form and did not result in a change in the underlying ownership or operations of the Company. Accordingly, the assets and liabilities of the Texas LLC continued to be reflected at their historical carrying amounts, and the accompanying financial statements have been presented as a continuation of the Texas LLC for financial reporting purposes. The members’ equity balances existing immediately prior to the conversion were reclassified to the applicable components of stockholders’ equity based upon the capital structure established in connection with the conversion. See Note 9 — Members’ Equity and Note 10 — Income Taxes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and The Advisory Board

Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Onyx Capital Tequila Partners IV LLC, DBA: KAT Fabricators (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, consolidated statements of changes in members’ equity, and consolidated statements of cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kreit & Chiu CPA LLP

We have served as the Company’s auditor since 2026.

New York, NY

July 14, 2026

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS
Consolidated Financial Statements
Years Ended December 31, 2025 and 2024

Consolidated Balance Sheets

(in U.S. dollars)

	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$1,427,425	$7,749
Accounts receivable, net	1,271,513	3,157,627
Inventory	783,192	924,836
Other current assets	65,967	4,614
Total current assets	3,548,097	4,094,826
Non-current assets:
Property and equipment, net	214,549	259,706
Lease right-of-use assets, net	511,473	710,073
Intangible assets, net	541,154	626,924
Deferred financing costs, net	395,668	6,901
Total assets	5,210,941	5,698,430

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	702,618	1,260,729
Other current liabilities	626,491	470,644
Current portion of lease liabilities	100,457	234,341
Current portion of long-term debt	1,745,582	1,956,523
Total current liabilities	3,175,148	3,922,237
Non-current liabilities:
Lease liabilities, net of current portion	127,796	393,548
Long-term debt, net of current portion	1,446,695	197,027
Total liabilities	4,749,639	4,512,812
Members’ equity	461,302	1,185,618
Total liabilities and members’ equity	$5,210,941	$5,698,430

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS
Consolidated Financial Statements
Years Ended December 31, 2025 and 2024

Consolidated Statements of Operations

(in U.S. dollars)

	December 31, 2025	December 31, 2024
Revenue	$16,157,464	$15,244,352
Cost of goods sold:
Cost of goods sold – Material	6,055,051	5,909,916
Cost of goods sold – Freight and duty	408,457	709,771
Cost of goods sold – Direct labor	3,458,780	2,904,226
Cost of goods sold – Other	874,892	811,520
Total cost of goods sold	10,797,180	10,335,433
Gross profit	5,360,284	4,908,919
Operating expenses (excluding depreciation and amortization)	3,857,170	3,150,806
Depreciation & amortization	261,587	250,418
Total operating expenses	4,118,757	3,401,224
Operating income (loss)	1,241,527	1,507,695
Interest and financing costs	781,915	76,578
Other (income)/expense, net	102,981	74,369
Net income (loss)	$356,631	$1,356,748

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS
Consolidated Financial Statements
Years Ended December 31, 2025 and 2024

Consolidated Statement of Changes in Members’ Equity

(in U.S. dollars)

	December 31, 2025	December 31, 2024
Balance, beginning of year	$1,185,618	$437,471
Member contributions	42,950	1,200
Net income (loss)	356,631	1,356,748
Distributions to members	(1,129,607)	(603,636)
Elimination of intercompany profit in inventory	5,710	(6,165)
Balance, end of year	$461,302	$1,185,618

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS
Consolidated Financial Statements
Years Ended December 31, 2025 and 2024

Consolidated Statements of Cash Flows

(in U.S. dollars)

	December 31, 2025	December 31, 2024
Cash flows from operating activities:
Net income	356,631	1,356,748
Depreciation and amortization	261,587	250,418
Adjustments to reconcile net income to cash provided by operating activities:
Amortization of deferred financing costs	85,932	—
Accounts receivable (net of Goodall acquisition)	1,886,114	(1,732,355)
Inventory (net of Goodall acquisition)	141,644	(59,414)
Prepaid expenses and other current assets	(61,353)	17,564
Accounts payable	(558,111)	548,780
Accrued and other current liabilities	155,847	152,759
Net cash provided by (used in) operating activities	2,268,291	534,500

Cash flows from investing activities:
Additions to Property and Equipment	(15,506)	(2,526)
Proceeds from sale of Property and Equipment	—	8,741
Net cash provided by (used in) investing activities	(15,506)	6,215

Cash flows from financing activities:
Member contributions	48,660	1,200
Distributions to members	(1,129,607)	(609,801)
Proceeds from working-capital facility (Note 9)	1,961,625	142,500
Principal repayments of notes payable, finance leases, and finance arrangements	(1,713,787)	(92,467)
Net cash provided by (used in) financing activities	(833,109)	(558,568)
Net increase/(decrease) in cash	1,419,676	(17,853)
Cash, beginning of year	7,749	25,602
Cash, end of year	$1,427,425	$7,749

Supplemental disclosures of cash flow information:
Net cash paid during the period for:
Interest	499,291	76,053

Supplemental disclosures of non-cash investing and financing activities:
Intangible assets acquired in the Goodall acquisition (funded by contingent consideration)		295,513
Accounts receivable and inventory acquired in the Goodall acquisition		282,509
Contingent consideration recognized in the Goodall acquisition		578,022
Contingent consideration reclassified to purchase notes payable	578,022
Debt-extinguishment loss capitalized to deferred financing costs	410,699
Origination/finance charges capitalized to deferred financing costs	64,000	6,901

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 1 — Organization and Nature of Business

Onyx Capital Tequila Partners IV LLC, operating under the trade name KAT Fabricators (the “Company”), is a multi-member Texas limited liability company treated as a partnership for U.S. federal income tax purposes. The Company’s consolidated financial statements include the accounts of Onyx Capital Tequila Partners IV LLC d/b/a KAT Fabricators and its consolidated variable interest entity, Onyx Capital Tequila Partners III, LLC (“OCTP3”), which serves as the Company’s international purchasing conduit for imported, prefabricated material. All intercompany transactions and balances have been eliminated in consolidation. See Note 2 — Principles of Consolidation. The Company is engaged in the fabrication and installation of stone, quartz, granite, and solid-surface countertops and surfaces, operating principally in the Dallas-Fort Worth, Texas market and serving customers in three operating divisions:

•        Commercial — fabrication and installation of countertops and surfaces for commercial projects (restaurants, hospitality, offices, healthcare, and retail), sold through general contractors; includes the Goodall business acquired in September 2024 (see Note 3 — Business Acquisitions).

•        Multi-Family — fabrication and installation of countertops and surfaces for multi-family new-construction projects.

•        Residential — fabrication and installation of countertops and surfaces for single-family residences, sold through Home Depot, residential homebuilders, and directly to homeowners.

The Company commenced operations under its current ownership on February 28, 2023, upon the acquisition of substantially all of the operating assets of KAT Specialties, Inc. in an asset purchase (the “KAT Specialties Acquisition”). See Note 3 — Business Acquisitions.

Emerging Growth Company Status

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As an EGC, the Company has elected the accommodation under JOBS Act Section 102(b) to present two years of audited financial statements (FY2024 and FY2025) in its registration statement on Form S-1, rather than three years, and is similarly permitted to present two years of selected financial data and management’s discussion and analysis. The Company will retain EGC status until the earliest of (i) the last day of the fiscal year in which the Company first generates total annual gross revenues of $1.235 billion or more (as adjusted by the SEC for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the Company’s common equity securities pursuant to an effective registration statement, (iii) the date on which the Company has issued more than $1.0 billion in non-convertible debt during the prior three-year period, or (iv) the date on which the Company is deemed to be a “large accelerated filer” under SEC rules.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and reflect the accounts of Onyx Capital Tequila Partners IV LLC d/b/a KAT Fabricators. The Company is a multi-member Texas limited liability company treated as a partnership for U.S. federal income tax purposes. The consolidated financial statements have been prepared on the going concern basis of accounting, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business.

Principles of Consolidation

The consolidated financial statements include the accounts of Onyx Capital Tequila Partners IV LLC d/b/a KAT Fabricators and its consolidated variable interest entity, Onyx Capital Tequila Partners III, LLC (“OCTP3”). OCTP3 is the Company’s international purchasing conduit: it contracts with overseas suppliers, coordinates freight

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 2 — Summary of Significant Accounting Policies (cont.)

and duty, and supplies the imported, prefabricated non-stock material that the Company sells. We consolidate OCTP3 as a variable interest entity for which the Company is the primary beneficiary — we direct the activities that most significantly affect OCTP3’s economic performance and we absorb substantially all of its economics. All significant intercompany transactions and balances — including intercompany inventory purchases, the intercompany advance, and intercompany payables and receivables — have been eliminated in consolidation. OCTP3 is wholly consolidated, and no non-controlling interest is recognized in equity or net income.

OCTP3 is a distinct operating company whose sole business is purchasing prefabricated non-stock material — imported slab, quartz, and granite — from overseas suppliers on the Company’s behalf. It maintains its own books and records, its own bank account, and its own third-party payables to overseas suppliers, and it files its own partnership tax return; it is not a division of the Company. OCTP3 is financed through a non-interest-bearing intercompany demand advance from the Company. Under the terms of the arrangement, the Company directs all significant purchasing activities of OCTP3, including which suppliers it uses, the quantities purchased, and the timing of purchases. No restrictions on OCTP3’s assets or on its use of its liabilities were identified; OCTP3’s cash and its third-party payables to overseas suppliers consolidate as the Company’s own assets and liabilities. As primary beneficiary, the Company provided financial support to OCTP3 during each period presented through the subordinated intercompany advance described above.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the expected credit loss allowance on trade receivables and retainage and the determination of qualitative loss-rate overlays applied in the expected-credit-loss evaluation (Note 5), the net-realizable-value assessment of inventory (Note 6), useful lives assigned to property and equipment (Note 7), the present-value discount rates applied to lease liabilities (Note 8), and the allocation of purchase consideration to identifiable assets in business combinations and asset acquisitions (Notes 3 and 4). Actual results could differ materially from these estimates.

Business Combinations and Asset Acquisitions

When we acquire a business, we recognize the identifiable assets acquired and liabilities assumed at their acquisition-date fair values and measure the consideration transferred, including any contingent consideration, at fair value. If the consideration transferred is less than the fair value of the identifiable net assets acquired, we recognize the difference as a bargain purchase gain in earnings; if it is greater, we recognize the difference as goodwill. When an acquisition does not meet the definition of a business, we account for it as an asset acquisition, allocating the cost to the assets acquired based on their relative fair values, with no goodwill or bargain purchase gain recognized.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and short-term liquid investments with original maturities of three months or less when acquired. The Company maintains operating and savings accounts at federally-insured US banking institutions.

Intangible Assets

Our intangible assets consist of customer relationships acquired in our acquisitions. We carry them at cost less accumulated amortization and amortize them on a straight-line basis over their estimated useful lives — fifteen years for the customer relationships acquired with the KAT Specialties business and five years for those acquired from Goodall. We review intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. We carry no goodwill at December 31, 2024 or December 31, 2025. Quantitative carrying amounts, accumulated amortization, and impairment conclusions are presented in Note 4.

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 2 — Summary of Significant Accounting Policies (cont.)

Recently Adopted Accounting Pronouncements

The Company has adopted the segment-reporting guidance requiring enhanced disclosure of significant segment expenses and other segment items for the periods presented in these consolidated financial statements. Management has completed its post-adoption assessment and determined that the Company operates as a single reportable segment. The required segment disclosures, including the composition of the chief operating decision maker and the significant expense categories regularly reviewed, are presented in Note 11 — Revenue.

Note 3 — Business Acquisitions

3.1 KAT Specialties, Inc. Business Combination (February 28, 2023)

On February 28, 2023, the Company began operations by acquiring substantially all of the operating assets, and assuming specified operating liabilities, of KAT Specialties, Inc., a Texas corporation stone, quartz, granite, and solid-surface fabrication and installation business (“the Seller”). The Purchase Agreement set forth our acquisition of all of the custom countertop fabrication and installation assets and liabilities from the Seller — its receivables, payables, inventory, equipment, customer base, debts and other liabilities, and the experienced fabrication, installation, and administrative team that ran it. This is the core operation of our Company ever since. The business continued to generate revenue without interruption, and we have accounted for the transaction as a business combination.

Purchase Price.    The consideration we transferred to the Seller is presented in the following table at the respective fair values as of February 28, 2023.

Consideration Transferred at Fair Value	Acquisition-Date Fair Value
Promissory note we issued to Seller	$100,000
Consulting agreement – Seller Earnout	$1,354,493
Total consideration transferred	$1,454,493

Identifiable assets acquired and liabilities assumed.    We allocated the consideration (the Purchase Price) to all identifiable assets we acquired and all liabilities we assumed, each measured at acquisition-date fair value.

Identifiable Assets Acquired and Liabilities Assumed	Fair Value
Cash and general deposit accounts	$97,826
Accounts receivable	$1,667,387
Inventory	$433,869
Property, equipment, and right-of-use assets	$1,494,674
Total Identifiable Tangible Assets Acquired	$3,693,756
Accounts payable assumed	$(554,621)
Right-of-use liabilities (autos, equipment, building)	$(1,151,674)
Other current liabilities assumed	$(84,657)
Other assumed obligations	$(327,631)
Total Identifiable Liabilities Acquired	$(2,118,583)
Net tangible and financial assets acquired	$1,575,173
Intangible assets – customer relationships (Note 4)	$400,000
Fair value of identifiable net assets acquired	$1,975,173
Total consideration transferred	$(1,454,493)
Bargain purchase gain	$520,680

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 3 — Business Acquisitions (cont.)

Recognition of bargain purchase gain.    Because the fair value of the identifiable net assets we acquired exceeded the consideration we transferred, we recognized a bargain purchase gain of $520,680 in 2023. The acquisition produced a gain because we acquired the business for consideration priced predominantly on a contingent, performance-based earnout rather than a fixed price paid at closing, in an arm’s-length purchase from the seller’s exiting owners; the value of the business we acquired exceeded what we paid.

We did not recognize any goodwill in connection with the KAT Specialties Acquisition. We did, however, identify an intangible asset related to the acquired customer base on the basis of the recurring revenue and profit streams from the long-tenured, established customer relationships. Of the $520,680 excess of identifiable net assets over consideration transferred discussed below, we allocated $400,000 to the customer base (amortized straight-line over fifteen-years) recognized as of the February 28, 2023 acquisition date. See Note 4 for amortization expense on the KAT Specialties intangibles.

Contingent consideration — the Seller Earnout.    At closing, the Company and the Seller’s affiliate entered into an arrangement, documented as a consulting agreement, under which the affiliate would be paid amounts triggered by the acquired business’s collections after the acquisition date. We concluded this arrangement is, in substance, contingent purchase consideration — a seller earnout — and not compensation for post-closing services: the payments are non-forfeitable, are driven by a business-performance formula rather than a service rate, run to the Seller’s affiliate, and were sized to true up the purchase price for the value of the business. We therefore included an accrued liability for the Seller Earnout in the amount of $1,354,493 as consideration transferred on the acquisition date at fair value. The fair value reflects the present value, at our 7% incremental borrowing rate, of the expected earnout stream together with amounts that had already been paid or rolled into the restructured note. We do not recognize a separate consulting expense for these payments.

First Amendment to the Asset Purchase Agreement (June 30, 2025).    On June 30, 2025, the Company and the Seller executed a First Amendment to the Asset Purchase Agreement that (i) terminated the original $100,000 promissory note, (ii) fixed the seller earnout at $1,000,000, payable in 60 equal monthly installments, and (iii) issued a New Promissory Note of $576,838, stated to bear interest at 17.5% per annum on a five-year amortization schedule with monthly payments of principal and interest commencing June 1, 2025. Because the seller earnout and new promissory note are a restructuring of obligations within the same acquisition, we combine both in a consolidated note measured at its fair value using our 7% incremental borrowing rate rather than the 0% and 17.5% stated rates of the respective isolated obligations. The 7% incremental borrowing rate also reflects the effective interest rate of the combined obligations.

The New Promissory Note consolidated several of the Company’s pre-existing obligations to the Seller into a single instrument: the remaining balance of the original purchase note, a Seller-related note payable, the equipment and automobile lease liabilities, and Seller-related accounts payable. The aggregate carrying amount of those derecognized pre-existing obligations was $436,297; the note’s $576,838 principal exceeds that amount by $140,542, which represents the contingent-consideration component folded into the note.

Consolidating the lease liabilities into the note settled those obligations on the liability side: the note’s payments now satisfy what were formerly separate lease payments. We did not derecognize the related right-of-use assets, however, because the underlying equipment and automobile leases were not terminated — the Company continues to use the leased assets, and the right-of-use assets remain on the balance sheet and continue to be amortized. The obligation therefore is recorded once, inside the note, with no double-counting of the lease liabilities.

3.2 Goodall Asset Acquisition (September 1, 2024)

On September 1, 2024, the Company acquired certain operating assets from GDI Manufacturing LLC d/b/a Goodall (“Goodall”), a Texas limited liability company previously engaged in stone fabrication and distribution. We bought Goodall’s commercial book of business inclusive of 100% of its active customer relationships, all open

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 3 — Business Acquisitions (cont.)

and work-in-process customer contracts, the associated work-in-process inventory and receivables, job estimates, customer records, transferable licenses, business names, telephone numbers, and intellectual property. We folded these customers and crew into our existing Dallas fabrication operation.

We accounted for the Goodall Acquisition as an asset acquisition, not a business combination, because the assets we acquired lacked a substantive process and were not an integrated, self-sustaining going-concern business. We did not acquire Goodall’s fabrication equipment, real property, or the productive process needed to turn inputs into finished countertops — that work is performed by our own existing shop and installation crews. What we acquired was a customer base and existing relationships to expand our commercial division.

Purchase price determination.    The Purchase Price paid was 1.3 times the qualifying gross profit (GAAP basis) of all closed jobs introduced by Goodall and delivered by the Company during the 12-month evaluation period from September 1, 2024 through August 31, 2025. We completed the evaluation-period calculation as of the closing date of August 31, 2025 and recorded the Purchase Price of $578,022.

Allocation of the purchase price.    We allocated the $578,022 Purchase Price to the identifiable assets acquired on a relative-fair-value basis. The receivables and work-in-process inventory we took on were recorded consistent with our existing accounting policies (see Note 5 for accounts receivable and Note 6 for inventory), and the remainder — $295,513 — was allocated to customer relationships.

Goodall Purchase Price Allocation	Allocated Fair Value
Accounts receivable	$158,252
Work-in-process inventory	$124,257
Intangible asset – Customer Relationships	$295,513
Total Purchase Price	$578,022

The customer relationships represent the ongoing stream of gross profit from Goodall’s transferred customer base. The carrying amount, useful life, and amortization of the customer relationships intangible asset class is presented in Note 4.

Other provisions.    A separate monthly Commission Payment was payable to Goodall during the evaluation period, tiered by gross-profit margin on Goodall-originated jobs. The Commission Payments are separate from the Purchase Price and are expensed as commission expense in the period of the underlying job delivery.

Note 4 — Intangible Assets

All of our intangible assets are customer relationships acquired in the KAT Specialties business combination and the Goodall asset acquisition. Each represents an established book of customer relationships that generates fabrication and installation revenue, and each is amortized on a straight-line basis over its estimated life.

Amortization expense recognized in each period was as follows:

	December 31, 2025	December 31, 2024
Amortization expense – intangible assets	$85,769	$46,368

Carrying Amount and Amortization

The following tables present the gross carrying amount, accumulated amortization, and net carrying amount of each intangible asset class from each acquisition at December 31, 2024 and December 31, 2025, together with the weighted-average remaining useful life.

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 4 — Intangible Assets (cont.)

December 31, 2024	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
KAT Specialties – customer relationships	15 years	$400,000	$(48,889)	$351,111
Goodall – customer relationships	5 years	$295,513	$(19,701)	$275,812
Total		$695,513	$(68,590)	$626,923

Weighted-average remaining useful life at December 31, 2024: 9.4 years

December 31, 2025	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
KAT Specialties – customer relationships	15 years	$400,000	$(75,556)	$324,444
Goodall – customer relationships	5 years	$295,513	$(78,804)	$216,709
Total		$695,513	$(154,360)	$541,153

Weighted-average remaining useful life at December 31, 2025: 8.8 years

Impairment

We review these intangibles at least annually for impairment whenever events or changes in circumstances indicate their carrying amount may not be recoverable. Through both December 31, 2024 and December 31, 2025 the Goodall operation continued to generate revenue consistent with the run-rate we underwrote at acquisition, we experienced no significant customer losses or contract cancellations, and gross margins held within the range that supported the purchase price. We identified no indicators of impairment at either date and have recognized no impairment loss.

Estimated Future Amortization

Estimated future amortization expense, based on the intangible assets recognized at December 31, 2025, is as follows:

Fiscal Year	Estimated Amortization
2026	$85,769
2027	$85,769
2028	$85,769
2029	$66,068
2030 and thereafter	$217,778
Total	$541,153

The estimated amortization schedule reflects straight-line amortization through February 28, 2038, which reflects the end of the fifteen-year useful life for the KAT Specialties customer relationships intangible asset. The reduction of amortization in 2029 reflects the end of the five-year amortization period concluding August 31, 2029 related to the Goodall acquisition.

Note 5 — Accounts Receivable and Allowance for Expected Credit Losses

Our receivables come from two sources. Trade accounts receivable arise from revenue contracts with customers billed at completion of fabrication or at project-milestone billing events (see Note 11). Retainage receivable represents the 10% portion of progress billings that Commercial and Multi-Family general contractors contractually withhold until final project acceptance; it is released and collected upon completion of each project.

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 5 — Accounts Receivable and Allowance for Expected Credit Losses (cont.)

Accounts Receivable by Pool

We segment accounts receivable into two pools for credit-loss measurement — Trade AR and Retainage AR — because the two populations carry materially different credit characteristics. The gross balances and the corresponding allowance for credit losses at each year-end were:

	12/31/2024	12/31/2025
Trade accounts receivable (gross)	$2,379,013	$909,133
Retainage receivable (gross)	$808,922	$392,311
Total accounts receivable (gross)	$3,187,935	$1,301,444
Less: Allowance for credit losses – Trade AR	$(27,982)	$(28,656)
Less: Allowance for credit losses – Retainage AR	$(2,326)	$(1,275)
Accounts receivable, net of allowance for expected credit losses	$3,157,627	$1,271,513

Allowance for Credit Losses

We measure expected lifetime credit losses on each receivable pool at each reporting date using an aging-bucket loss-rate methodology. For each pool we derive a per-bucket historical loss rate from actual write-off activity since inception (matched to the originating invoice to recover the invoice age at the time of write-off). We set our reasonable-and-supportable horizon at one year and revert to historical experience for periods beyond one year. We charge a receivable off against the allowance when we determine the balance is no longer collectible.

The Trade AR pool carries a higher loss rate than Retainage because trade invoices are broad-based (spanning all three divisions and hundreds of customers) and are unsecured. Retainage, by contrast, is contractually due at project completion from more-creditworthy general contractors and has near-zero historical loss experience; its loss rate is therefore set at or below the current-bucket trade rate.

The allowance roll-forward for each pool was:

December 31, 2024

Pool	Opening Balance	Provision	Write-offs	Ending Balance
Trade AR	$0	$39,584	$(11,602)	$27,982
Retainage AR	$0	$2,326	$0	$2,326
Total	$0	$41,910	$(11,602)	$30,308

December 31, 2025

Pool	Opening Balance	Provision	Write-offs	Ending Balance
Trade AR	$27,982	$11,789	$(11,115)	$28,656
Retainage AR	$2,326	$(1,051)	$0	$1,275
Total	$30,308	$10,738	$(11,115)	$29,931

Factoring of Accounts Receivable — Secured Borrowing

We maintain an accounts-receivable factoring arrangement with CapitalPlus Equipment Finance Corp (now Dare Capital, following the assumption of the CapitalPlus business). Under the arrangement, the factor advances cash against eligible Commercial and Multi-Family receivables. Residential and Big-Box-Retail receivables (including Home Depot) are not within the scope of the arrangement. The factor has perfected a security interest in the factored receivables.

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 5 — Accounts Receivable and Allowance for Expected Credit Losses (cont.)

We have concluded that this arrangement does not qualify for sale accounting because the factor’s recourse, chargeback, and reserve mechanics retain credit risk with us. Accordingly, the arrangement is accounted for as a secured borrowing: factored receivables remain on our balance sheet (gross) as pledged collateral, and we recognize a corresponding factoring liability for cash advanced by the factor (see Note 9, Collateral). Factoring fees and discount are recognized as interest expense over the period the financing is outstanding. Cash advances and repayments are presented as financing activities in the statement of cash flows.

No factoring advances were outstanding at either December 31, 2024 or December 31, 2025; the year-end factoring liability was $0 at both dates, and the carrying amount of receivables pledged as collateral under the arrangement was $0 at both dates. Factoring fees and discount expense incurred during each period are included within interest expense on the income statement and are not separately stated.

Concentration of Credit Risk

Customer Concentration.    Our customer base is concentrated in the Dallas-Fort Worth commercial and residential construction-services market. At December 31, 2025, the top-ten customers represented approximately 72% of trade accounts receivable; at December 31, 2024, approximately 58%. Revenue concentration by parent customer (in aggregate across all divisions and subsidiary account segments) for each year was as follows:

FY2024 — customers representing 10% or more of revenue:

Customer	December 31, 2024 Revenue	Share
Customer 1	$4,380,142	28.73%
Customer 2	$2,374,239	15.57%

Total FY2024 revenue was $15,244,352.

FY2025 — customers representing 10% or more of revenue:

Customer	December 31, 2025 Revenue	Share
Customer 1	$4,242,583	26.26%
Customer 3	$2,148,774	13.30%
Customer 2	$2,032,979	12.58%

Total FY2025 revenue was $16,157,464.

The Home Depot represents the largest single customer relationship in each year. Our Big Box Retail and HDIS subdivisions fulfill end-customer orders placed through Home Depot stores and through the Home Depot Installation Services program under a single Service Provider Agreement, and the concentration reflects the combined volume of both subdivisions. Loss of the Home Depot relationship could have a material adverse effect on our revenue and cash flows.

Note 6 — Inventory

We hold three categories of inventory, each individually identifiable and stated at the lower of cost or net realizable value. We use the specific identification method to assign cost to each unit of inventory (slab, sink, or imported container) and to recognize cost of goods sold. Each unit bears a discrete supplier-assigned cost and is

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 6 — Inventory (cont.)

consumed or billed against a specific customer job. The Non-Stock category comprises imported, prefabricated material procured through our consolidated international purchasing entity and is reported on a consolidated basis net of intercompany profit elimination.

Supplier and Geographic Concentration.    We source natural stone, quartz, granite, and solid-surface slabs from a limited number of domestic and international distributors. Imported, prefabricated material is procured through the Company’s international purchasing operations from a small number of overseas suppliers. We utilize foreign-sourced supply channels for this non-stock material. For each of our quartz and granite material categories we maintain a deep network of alternative imported-material sources that we can leverage if needed, and we believe no single supplier is a sole source for any material category. Disruption to a primary supplier or to the overseas supply chain could nonetheless result in temporary inventory shortages or elevated costs.

Inventory balances at each year-end:

Category	12/31/2024	12/31/2025
Inventory – Slabs (stone, quartz, granite, solid surface)	$436,820	$656,996
Inventory – Sinks	$101,760	$25,547
Inventory – Non-Stock (imported prefabricated multi-family material)	$386,256	$100,649
Total Inventory	$924,836	$783,192

A slab or sink remaining on hand for more than two years, or showing color/pattern discontinuation, damage, or impaired usability, is written down to estimated net realizable value; Non-Stock material is monitored for canceled or significantly delayed multi-family projects that would trigger a write-down. For FY2024 and FY2025, write-downs were immaterial individually and in the aggregate, and the year-end inventory balances above are stated net of such write-downs.

Inventory as Collateral

Substantially all of our inventory is pledged as collateral under our consolidated promissory note — see Note 9 (Collateral).

Note 7 — Property and Equipment

The Company capitalizes expenditures for property and equipment with a useful life greater than one year and an individual item cost of $5,000 or greater. Expenditures below the threshold are expensed as incurred. Repairs and maintenance that do not extend useful life or materially improve functional capacity are expensed; costs that extend useful life, materially improve functional capacity, or adapt an asset to a different use are capitalized as additions.

All capitalized property and equipment are depreciated using the straight-line method over its estimated useful life, beginning on the first day of the month in which the asset is placed in service. Depreciation expense is presented within Operating Expenses on the income statement.

Estimated Useful Lives by Asset Class

Asset Class	Estimated Useful Life
Shop Equipment	7 years
Computer Equipment	5 years
Office Equipment	5 years
Automobiles	5 years
Leasehold Improvements	Lesser of estimated useful life of the improvement or remaining term of the underlying facility lease (including reasonably certain renewal options)

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 7 — Property and Equipment (cont.)

Asset Class	Estimated Useful Life
Right-of-Use Asset – Equipment	7 years (consistent with Shop Equipment)
Right-of-Use Asset – Automobiles	5 years (consistent with Automobiles)
Right-of-Use Asset – Building (operating)	Remaining lease term (60-month lease commencing March 1, 2023)

Finance lease right-of-use assets (equipment and automobiles) are amortized over the useful life of the corresponding asset class, reflecting management’s intent that each asset provide economic benefit consistent with owned productive assets in the same class. The operating lease right-of-use asset for the Dallas, Texas building facility is amortized on a straight-line basis over the remaining lease term. ROU asset detail and related lease obligations are disclosed in Note 8.

Property and Equipment by Class

Asset Class	December 31, 2024 Gross	December 31, 2024 Accum. Depr.	December 31, 2024 Net	December 31, 2025 Gross	December 31, 2025 Accum. Depr.	December 31, 2025 Net
Shop Equipment	$185,000	$(48,940)	$136,060	$193,209	$(75,844)	$117,365
Computer Equipment	$106,842	$(38,793)	$68,049	$101,199	$(55,220)	$45,979
Office Equipment	$24,526	$(8,445)	$16,081	$24,526	$(13,351)	$11,175
Automobiles (owned)	$10,000	$(3,708)	$6,292	$10,000	$(5,874)	$4,126
Leasehold Improvements	$47,307	$(14,082)	$33,225	$60,248	$(24,344)	$35,904
ROU Asset – Equipment	$466,517	$(154,713)	$311,804	$466,517	$(239,927)	$226,590
ROU Asset – Automobiles	$117,419	$(23,094)	$94,325	$117,419	$(48,534)	$68,885
ROU Asset – Building (operating)	$451,802	$(147,859)	$303,943	$451,802	$(235,804)	$215,998
Total property and equipment, net	$1,409,413	$(439,634)	$969,779	$1,424,920	$(698,898)	$726,022

The ROU asset rows above (Equipment, Automobiles, and Building) are presented here as productive assets and also disclosed with their related lease obligations in Note 8 — see that note for lease terms, discount rates, and maturity analysis.

Depreciation and amortization expense for property and equipment and finance-lease right-of-use assets was approximately $154,000 and $148,000 for the years ended December 31, 2024 and 2025, respectively. The building operating-lease right-of-use asset is not depreciated; its cost is recognized as a single straight-line operating lease cost within rent expense (see Note 8) and is excluded from the amount above. Leasehold improvements are amortized over the shorter of their useful life or the remaining lease term; the front-gate improvement placed in service during the period presented had not yet begun amortizing as of December 31, 2025 because it was placed in service late in the fourth quarter, resulting in an immaterial amortization amount for the period.

Disposals

During FY2024 we disposed of ten automobile assets — three owned automobiles sold to third parties and seven right-of-use automobiles returned to or released from the lessor. The aggregate net gain on these disposals was $34,518, recorded within Other income. No material disposals of property and equipment occurred in FY2025.

Impairments

We evaluated property and equipment for impairment indicators at December 31, 2024 and December 31, 2025. No impairment indicators were identified at either date. As such, no impairment loss has been recognized.

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 7 — Property and Equipment (cont.)

Property and Equipment as Collateral

Our property and equipment is pledged as collateral under our consolidated promissory note — see Note 9 (Collateral).

Note 8 — Leases

The Company occupies its Dallas, Texas operating facility under a long-term real-estate lease and uses shop equipment and a fleet of automobiles under lease arrangements originally assumed in the February 28, 2023 acquisition of the KAT Specialties business. In these agreements with the Seller (KAT Specialties), the Company is named as a lessee.

The Company has two classes of capitalized leases, presented separately on the balance sheet:

•        The building lease is an operating lease. The Company recognizes a single straight-line lease cost over the lease term and presents the right-of-use (“ROU”) asset and lease liability separately from finance leases.

•        The equipment and automobile leases are finance leases. The Company amortizes the ROU asset on a straight-line basis and recognizes interest on the lease liability separately, with both components reported in the period incurred.

The Company presents operating lease and finance lease ROU assets and liabilities, and their related costs, as a consolidated line item on the balance sheet.

Recognition and Measurement

At commencement of each lease, the Company recognizes an ROU asset and a lease liability measured at the present value of the unpaid lease payments, except where the short-term lease exemption is applied. For the building lease, the Company uses a 7% market value based incremental borrowing rate because the rate implicit in the lease was not readily determinable. For the equipment and automobile finance leases assumed in the February 28, 2023 acquisition, the Company uses the actual borrowing rate embedded in each lease, which ranged from approximately 4.06% to 8.55% per annum for the equipment leases and approximately 5.09% to 6.89% per annum for the automobile leases.

The Company has elected the short-term lease exemption for leases with a term of 12 months or less, combines lease and non-lease components for each class of underlying asset, and applies the transition package of practical expedients for leases existing at adoption (it did not reassess whether pre-existing arrangements contain a lease, lease classification, or initial direct costs).

Building Lease (Operating)

The Company leases its operating facility at 3424 Dilido Road, Dallas, Texas, from an unrelated third-party landlord under a 60-month lease commencing March 1, 2023. At commencement the Company recognized an ROU asset and lease liability of $451,802 using a 7% incremental borrowing rate, and recognizes straight-line lease cost of $9,000 per month ($108,000 per year) over the lease term. The carrying balances of the building lease at each year-end were:

Building lease	December 31, 2024	December 31, 2025
ROU asset	$303,943	$215,998
Lease liability – current	$94,945	$107,155
Lease liability – long-term	$241,998	$134,843
Lease liability – total	$336,943	$241,998

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 8 — Leases (cont.)

The lease agreement provides the Company with two renewal options of 60-month periods that may be exercised at the end of each term. The renewal options may be exercised on February 28, 2028 and February 28, 2033, respectively.

Equipment and Automobile Leases (Finance)

In the February 28, 2023 acquisition of the KAT Specialties business, the Company assumed the use of specified shop equipment and a fleet of automobiles under lease arrangements with the seller, which the Company accounts for as finance leases. The initial ROU assets recognized were $466,517 for the equipment leases and $117,419 for the automobile leases. Each ROU asset is amortized on a straight-line basis over the useful life of its asset class — equipment over seven years and automobiles over five years — consistent with the Company’s property and equipment depreciation policy (see Note 7).

Automobile ROU amortization is recognized on a vehicle-by-vehicle basis. During FY2024 the Company disposed of seven leased automobiles, each of which ceased amortizing in the month of its disposal (see Disposals in Note 7). As a result, automobile ROU amortization was $36,677 in FY2024 and $25,441 in FY2025, reflecting the surviving fleet rather than a uniform full-year pattern. One equipment lease (a Skyjack lift) reached the end of its payment schedule in January 2024 and amortized for only part of FY2024.

Interest on the finance lease liabilities was $20,858 for FY2024. In FY2025, the Company recognized finance lease interest of $5,613 for the period from January through May, before the June 2025 consolidation described below; interest accruing after the consolidation is reported within debt interest in Note 9.

Effective June 1, 2025, the Company consolidated its finance lease liabilities, together with other obligations to the seller, into a single promissory note with an initial principal of $576,838 (see Note 9). The Company continues to use the underlying equipment and automobiles and retains the related ROU assets, which continue to amortize over their asset-class useful lives; the periodic payments that would otherwise have been made on the individual lease liabilities are embedded within the monthly installments on the consolidated note. Because the finance lease liabilities were consolidated into the note, the Company presents a finance lease liability and maturity schedule at December 31, 2024 and December 31, 2025.

Lease Cost

The components of lease cost for the years ended December 31, 2024 and December 31, 2025 were:

Lease cost	December 31, 2024	December 31, 2025
Operating lease cost	$108,000	$108,000
Finance lease cost – amortization of ROU assets	$109,322	$92,086
Finance lease cost – interest on lease liabilities	$20,858	$5,613
Total lease cost	$238,180	$205,699

Finance lease ROU amortization above comprises equipment amortization (approximately $72,645 in FY2024 and $66,645 in FY2025) and automobile amortization of $36,677 in FY2024 and $25,441 in FY2025.

Weighted-Average Remaining Lease Term

Weighted-average remaining lease term (years)	December 31, 2024	December 31, 2025
Operating lease (building)	2.17	1.17
Finance leases (equipment and automobiles)	2.3	Not applicable — liabilities consolidated into the promissory note

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 8 — Leases (cont.)

Weighted-Average Discount Rate

Weighted-average discount rate	December 31, 2024	December 31, 2025
Operating lease (building)	7.00%	7.00%
Finance leases (equipment and automobiles)	4.97%	Not applicable — liabilities consolidated into the promissory note

Maturities of Lease Liabilities

Future minimum lease payments under the operating (building) lease at December 31, 2025 were:

Year ending December 31	Operating lease payments
2026	$120,000
2027	$120,000
2028	$20,000
Total undiscounted lease payments	$260,000
Less: imputed interest	$(18,002)
Present value of operating lease liabilities	$241,998

The surviving-fleet finance lease liabilities totaled $291,441 at December 31, 2024 (current $139,396; long-term $152,015). The year-by-year undiscounted maturities of the surviving finance lease liabilities at December 31, 2024 were:

Year ending December 31	Finance lease payments
2025	$150,346
2026	$106,821
2027	$41,236
2028	$10,185
Total undiscounted lease payments	$308,588
Less: imputed interest	$(17,177)
Present value of finance lease liabilities	$291,411

No finance lease maturity schedule is presented at December 31, 2025 because the finance lease liabilities were consolidated into the consolidated promissory note (see Note 9).

Lease Portfolio Completeness

The Dilido Road main building is the Company’s only capitalized real-estate lease. The Company also occupies a Solid Surface shop space adjacent to the main building and leases an adjacent back-lot storage yard both under a month-to-month arrangement with no enforceable term beyond twelve months and no purchase option. The Company applies the short-term lease exemption and recognizes the related payments as straight-line rent expense. No dollar figure is separately presented for the back-lot lease as the amounts are immaterial individually. The equipment and automobile finance leases described above are the only assets assumed under the “Lease of Non-Transferred Assets” arrangement entered at the February 28, 2023 acquisition, and no separate disclosure of that arrangement is required.

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 8 — Leases (cont.)

Remeasurement and Impairment

Lease liabilities are remeasured upon a triggering event; other than the June 2025 consolidation of the finance lease liabilities described above, no remeasurement events occurred in FY2024 or FY2025. Management evaluated the ROU assets for impairment at each year-end and concluded no impairment indicators exist.

Note 9 — Debt

The Company has four debt arrangements:

1)      Working-capital financing that bridges the gap between when we fabricate and install a project and when the customer pays — provided through a revenue-purchase facility with Samson MCA LLC and its predecessor lenders;

2)      Consolidated promissory note payable to KAT Specialties, Inc. (issued in June 2025, which rolled the consulting agreement with guaranteed payments, the remnant of the original purchase note at acquisition, the equipment and automobile lease obligations assumed in the 2023 acquisition, and seller-related payables into this single five-year instrument.)

3)      Factoring arrangement with CapitalPlus/Dare Factoring that carried no balance at either year-end.

4)      A non-interest-bearing installment payable to Goodall arising from the September 2024 Goodall acquisition.

Following is a summary of our debt obligations at December 31, 2024 and December 31, 2025:

Instrument	Interest Rate	Maturity	December 31, 2024	December 31, 2025
Working-capital facility	1.32x MCA factor rate (contract in effect at 12/31/2025)	Within one year	$71,250	$1,341,786
SOTG loan (related party – see Note 14)	None stated	Within one year	$170,000	—
KAT Specialties consolidated purchase note/consideration	7% incremental borrowing rate (IBR)	June 2030	$1,334,278	$1,416,974
Goodall purchase note	0% stated Non-interest-bearing	October 2028	$578,022	$433,517
CapitalPlus/Dare factoring (secured borrowing)	1.80% factoring fee per advance	Revolving	$0	$0
Total debt			$2,153,550	$3,192,277

Samson Working-Capital Facility

Our principal working-capital financing during FY2024 and FY2025 was conducted through a revenue-purchase (merchant cash advance, “MCA”) facility. At December 31, 2024 the facility in place was the predecessor CFG/FORA Financial revolving arrangement; the Samson relationship began in January 2025. The chronology was:

•        August 2024 — CFG/FORA Financial origination (predecessor revolving credit facility), carrying a balance of $71,250 at December 31, 2024.

•        January 27, 2025 — Samson Contract 1. Proceeds used to pay off and release the CFG/FORA facility. Purchase price paid to seller: $700,000; total purchased amount of future receipts: $917,000 — a 1.31x MCA factor rate. Under this structure the Company sold a specified dollar amount of its future receipts to Samson for a discounted purchase price; the difference between the $917,000 of receipts sold and the

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 9 — Debt (cont.)

$700,000 received represents Samson’s finance cost, which the Company recognizes in interest expense as the receipts are remitted. The advance was repaid through the same fixed weekly Periodic Amount and reconciliation-to-actual-receipts mechanism described above.

•        June 5, 2025 — Samson Contract 2. Proceeds used to pay off and release Samson Contract #21523259. Purchase price paid to seller: $1,500,000; total purchased amount of future receipts: $2,070,000 — a 1.38x MCA factor rate, repaid under the same weekly Periodic Amount and reconciliation mechanism. Qualified as a debt extinguishment (see the Debt Extinguishment discussion below).

•        September 24, 2025 — Samson Contract 3. New advance running in parallel with the June 5, 2025 advance. Purchase price paid to seller: $450,000; total purchased amount of future receipts: $621,000 — a 1.38x MCA factor rate, repaid under the same weekly Periodic Amount and reconciliation mechanism.

•        December 3, 2025 — Samson Contract 4 (the contract in effect at year-end). Proceeds used to pay off and release both Samson Contracts #40523934 and #70523550 in full. Purchase price paid to seller: $1,445,000; total purchased amount of future receipts: $1,907,400 — a 1.32x MCA factor rate, repaid under the same weekly Periodic Amount and reconciliation mechanism; net amount funded to the Company at closing: $0. Qualified as a debt extinguishment (see the Debt Extinguishment discussion below).

The factor rates disclosed above for each Samson contract are MCA factor rates — the ratio of total future receipts purchased to the discounted purchase price paid to the Company — not annual percentage rates; they are not directly comparable to a stated or effective interest rate because MCA factor rates do not incorporate the time value of money over the repayment period. The Samson facility in effect at December 31, 2025 (Contract #205220937) provides for repayment by remittance of a fixed weekly Periodic Amount (initially $34,061 per week) representing approximately 4% of our expected weekly receipts (the “Specified Percentage”), payable each Thursday via ACH. The contract includes a reconciliation mechanism under which either party may request, at any time, an adjustment of the Periodic Amount so that it tracks actual collected receipts multiplied by the 4% Specified Percentage. The Specified Percentage is fixed; only the Periodic Amount is subject to reconciliation. The contract has no financial covenants; covenants are operational only (e.g., maintenance of the designated bank account, prohibition on stacking additional MCA financings without the lender’s consent, and prohibition on sale or transfer of the business outside the ordinary course). Although the agreement contractually frames the transaction as a “true sale” of an undivided interest in future receipts and authorizes the lender to file a UCC-1 financing statement, no UCC-1 is filed in practice, and we account for the facility as debt in its entirety.

Personal guarantees.    The Samson facility is supported by related-party personal guarantees from LLCs owned by our Executive Officers. The Company is the principal obligor on the Samson facility; not the guarantor. Any recognition of a guarantee liability applies to the guarantor LLCs (Apex Pryme and JLG, on their respective books), not to the Company. The Company has not recognized any such guarantee liability on its balance sheet with respect to the personal guarantees. For the guarantee terms and the maximum exposure, see Note 13.

KAT Specialties Consolidated Promissory Note

Effective June 1, 2025 (executed June 30, 2025), we entered into two agreements with KAT Specialties, Inc. that served as a restructuring of the original agreements and final consideration: a consolidated promissory note and a consulting agreement with a guaranteed payment structure.

1)      Consolidated promissory note in the principal amount of $576,838, bearing interest at 17.5% per annum, on a five-year amortization schedule with monthly payments of principal and interest. The note consolidates our pre-existing obligations to KAT Specialties, Inc. — the original $100,000 purchase note (terminated and replaced under the First Amendment), the equipment and automobile lease liabilities assumed in the 2023 acquisition (consolidated into the new note; see Note 8), and seller-related accounts payable — into

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 9 — Debt (cont.)

a single financing instrument (see also Note 3). Prior to consolidation, as of December 31, 2024, the pre-existing promissory note held a principal balance of $80,189, and other seller-related obligations held a balance of $116,839, each of which exclude lease liability balances.

2)      Consulting agreement of $1,000,000, non-interest bearing, paid in equal monthly installments over five years with a guaranteed payment clause.

Together, these two agreements reflect the final consideration for the KAT Specialties Acquisition, and as such, have been consolidated in the balance sheet classification.

The security agreement supporting the note contains no financial covenants; its covenants are operational (notification of address or collateral-location changes, no additional secured loans except the senior bank loan, no sale or transfer of collateral outside the ordinary course, and no settlement or release of account debtors except in the ordinary course). A cash-dominion provision applies only upon an Event of Default and is not currently operative, and the security agreement imposes no restrictions on member distributions.

Fair-value measurement at 7% incremental borrowing rate.    Because each the consolidated promissory note and consulting agreement are related and together reflect the final consideration of the KAT Specialties Acquisition, and individually hold stated interest rates of 17.5% and 0%, respectively, we measured the note at its acquisition-date fair value using our 7% incremental borrowing rate, which is also equivalent to the effective interest rate of the combined notes. At December 31, 2025 the carrying value was $1,416,974, reflecting effective-interest amortization since issuance. Interest expense recognized during FY2025 at the 7% effective rate was $61,534; projected FY2026 interest expense at the 7% effective rate is $90,201. The note’s stated principal amounts remain as the contractual cash flows for purposes of the maturity schedule presented below; the balance-sheet presentation reflects the carrying value at the 7% effective rate. To reconcile the different dollar figures that describe this single, combined note at different points and on different bases: $1,576,838 is the original face (principal) amount of the note issued June 30, 2025; $1,416,974 is the December 31, 2025 balance-sheet carrying amount, shown in the Annual Maturities table below, measured at amortized cost using the 7% effective-interest method described above (the carrying amount exceeds face because the note’s stated rate exceeds the 7% market rate at which it was measured).

CapitalPlus/Dare Capital Factoring

We maintain an accounts-receivable factoring arrangement with CapitalPlus Equipment Finance Corp (now Dare Capital), accounted for as a secured borrowing. No factoring advances were outstanding at either December 31, 2024 or December 31, 2025; the factoring liability was $0 at both dates. CapitalPlus charges an Initial Factoring Fee of 1.80% of each advance, together with a fixed monthly Monitoring Fee of $3,750; both are recognized within interest expense as incurred. Total CapitalPlus finance charges recognized in interest expense were $158,867 for FY2025. See Note 5.

Collateral

Our debt is secured by a single, functional all-asset blanket lien created under the KAT Specialties Security Agreement dated June 30, 2025. The lien covers substantially all of our inventory, accounts receivable, property and equipment (shop, computer, and office equipment, owned automobiles, and leasehold improvements), and intangible property (intellectual property, customer and supplier lists, trademarks, domain names, service marks, trade secrets, and goodwill) — together with the assets acquired under the February 28, 2023 Asset Purchase Agreement and the proceeds and products of all of the foregoing. Right-of-use assets capitalized under the vehicle and equipment leases that we assumed at the acquisition are not pledged, because we do not hold legal title to the underlying leased assets. Separately, the factor under our accounts-receivable factoring arrangement holds a perfected security interest in the factored receivables (see Note 5); no receivables were pledged under that arrangement at either year-end, as no advances were outstanding.

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 9 — Debt (cont.)

Deferred Financing Costs

In connection with the Samson facility refinancings, we capitalized a total of $410,699 of deferred financing costs under ASC 470, recorded as a current asset (deferred financing cost asset, net of accumulated amortization). The capitalized costs arose from two FY2025 refinancing events: $102,500 on June 5, 2025 and $308,199 on December 3, 2025.

These deferred financing costs are amortized within interest expense on a straight-line basis over the remaining term of the associated facility. During FY2025, approximately $80,867 of deferred financing costs were amortized to interest expense. Approximately $329,832 remains to be amortized in FY2026.

In addition, we capitalized an origination-fee pool of $70,901 associated with the inception of the facilities.

Covenant Compliance and Default Status

We were in compliance with all operational covenants of our debt and security arrangements at December 31, 2024 and December 31, 2025, and were not in default of any debt term.

Annual Maturities of Long-Term Debt

Our consolidated note payable to KAT Specialties Inc. and note payable to Goodall are our only instruments with contractual long-term maturities; the Samson facility is to be repaid entirely within twelve months of December 31, 2025, and the factoring arrangement carried no balance; following is the schedule of all principal maturities as of December 31, 2025:

Year ending December 31:	KAT Specialties Notes	Goodall Note	Samson Facility	Total
2026	$283,696	$144,505	$1,341,786	$1,769,987
2027	$304,205	$144,506	—	$448,711
2028	$326,196	$144,506	—	$470,702
2029	$349,777	—	—	$349,777
2030	$153,100	—	—	$153,100
Total	$1,416,974	$433,517	$1,341,786	$3,192,277

Balance Sheet Classification

Our debt is classified between current and long-term portions as follows. The KAT Specialties consolidated note is presented at its 7% IBR carrying value of $1,416,974 at December 31, 2025 (see Fair-value measurement discussion above); scheduled contractual maturities of the stated principal are shown in the Annual Maturities table below.

	December 31, 2024	December 31, 2025
Current portion
Working-capital facility	$71,250	$1,341,786
SOTG loan (related party – see Note 14)	$170,000	—
KAT Specialties seller notes	$1,137,251	$259,291
Goodall purchase note	$578,022	$144,505
CapitalPlus/Dare factoring	—	—
Total current portion	$1,956,523	$1,745,582

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 9 — Debt (cont.)

	December 31, 2024	December 31, 2025
Non-current portion
KAT Specialties Seller notes	$197,027	$1,157,683
Goodall purchase note	—	$289,012
Total non-current portion	$197,027	$1,446,695
Total debt	$2,153,550	$3,192,277

Note 10 — Members’ Equity

We are a multi-member Texas limited liability company treated as a partnership for U.S. federal income tax purposes. Members’ equity reflects the members’ capital contributions, distributions, and their cumulative share of net income (loss) since the Company’s formation. Our Operating Agreement sets out how profits and losses are allocated and how and when distributions are made. We have a single class of membership interest, with no shares authorized, issued, or outstanding, and there were no changes to the membership structure and no issuance or redemption of membership interests during FY2024 or FY2025. As discussed in Note 16, the members have agreed to convert the Company to a C corporation in a future period, at which point our single-class membership-interest structure will be replaced by corporate common stock.

The activity in members’ equity for the years ended December 31, 2024 and 2025 is presented in the Consolidated Statement of Changes in Members’ Equity.

The Operating Agreement sets out a separation of distributions into two types: (i) Distributions to Members; and (ii) Distributions to Managing Members.

Note 11 — Revenue

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, by applying the following five-step model: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) each performance obligation is satisfied.

Commercial and Multi-Family Divisions

Commercial and Multi-Family contracts are governed by a master services agreement (or, for smaller general contractors, a job-by-job purchase order) combined with a detailed Schedule of Values (“SOV”) that prices each contract by line item. Each contract contains two distinct performance obligations under ASC 606-10-25-19 through 25-22:

•        Material (customer-specified slab, quartz, granite, solid-surface component, imported pre-cut multi-family unit material, and domestically-sourced local-area material) — recognized at a point in time when control transfers to the customer, evidenced by the indicators in ASC 606-10-25-30. For Commercial contracts, this typically occurs when the raw customer-specified slab or component is received at the Company’s premises in an identified-to-the-job state, consistent with the bill-and-hold criteria in ASC 606-10-55-81 through 55-84. For Multi-Family contracts, this occurs when the imported pre-cut container is delivered to the project jobsite (or, in limited cases, upon arrival at the Company’s premises in an identified-to-the-job state) or, for local-area material, when delivered to the project site.

•        Installation labor — recognized over time under ASC 606-10-25-27(b) because the Company’s performance creates or enhances an asset (the customer’s building) that the customer controls as it is enhanced. The Company uses an output method (SOV phase or milestone completion) as the measure of progress, consistent with ASC 606-10-55-17, because SOV units directly represent value transferred.

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 11 — Revenue (cont.)

Allocation of the transaction price to the two performance obligations is based on the SOV-negotiated amounts, which management considers reasonable estimates of standalone selling price under ASC 606-10-32-32, supported by internal cost-plus-margin build-ups for each component.

Residential Division

Residential contracts (Big Box Retail, Home Depot Installation Services (“HDIS”), Builder, and Direct-to-Consumer) contain a single integrated performance obligation consisting of a fabricated countertop installed at the end customer’s home. Fabrication and installation are tightly integrated and occur in close succession; the customer does not receive meaningful benefit from the fabricated material until installation is complete. Revenue is recognized at a point in time upon completion of installation, when control of the completed, installed countertop transfers to the customer. In the Direct-to-Consumer subdivision, the Company collects a 50% deposit before templating; because the customer retains the right to cancel the job prior to installation, the deposit is recorded as a contract liability (customer deposit) and is released into revenue only upon completion of installation.

Principal vs. Agent — Big Box Retail and HDIS

For the Big Box Retail and HDIS subdivisions, management evaluated the principal-versus-agent indicators in ASC 606-10-55-37A and 55-39. The Company takes physical possession of the slab, performs fabrication from raw inventory, bears inventory risk through installation, controls the fabricated countertop before transfer to the end customer, and is primarily responsible for fulfillment and remediation. Notwithstanding that Home Depot sets the end-customer retail price and brands the installation under its name, the Company concluded it is the principal in these transactions and recognizes revenue on a gross basis.

Contract Balances

•        Accounts receivable — amounts billed for which the Company has an unconditional right to consideration, subject only to the passage of time. Includes Commercial and Multi-Family progress billings (net of retainage) and Residential completed-job billings.

•        Contract assets — retainage — amounts retained by Commercial and Multi-Family customers pending final acceptance, at a standard 10% rate. Release is conditional on further performance (final customer acceptance); so retainage is classified as a contract asset under ASC 606-10-45-1 rather than as a receivable; and is presented separately on the balance sheet.

•        Contract liabilities — customer deposits — consideration received in advance of satisfying the related performance obligation, consisting of Direct-to-Consumer 50% templating deposits and Multi-Family project-level deposits for material and freight billed at contract commencement.

Timing differences between revenue recognition and billing are not material at period end; the Company does not maintain a separate unbilled-revenue contract asset account.

Other Revenue Matters

•        Contract modifications (change orders).    Accounted for as modifications under ASC 606-10-25-12, with treatment (prospective or cumulative-catch-up) determined based on whether the remaining goods or services are distinct from those already transferred and whether the modification is priced at standalone selling price.

•        Warranties.    The one-year warranty on Commercial and Multi-Family projects is an assurance-type warranty; no portion of the transaction price is allocated to it. Claim experience is de minimis, and we recorded no warranty accrual at December 31, 2024 or December 31, 2025.

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 11 — Revenue (cont.)

•        Significant financing component.    The Company has determined that customary construction-industry “pay-when-paid” billing practices (30 – 60 day collection averages) do not introduce a significant financing component under ASC 606-10-32-16 through 32-18.

•        Variable consideration.    The Company’s contracts are fixed-price and do not include liquidated damages, performance bonuses, rebates, or other forms of variable consideration.

•        Costs to obtain contracts.    Estimating and bidding costs are expensed as incurred. Multi-Family sales commissions are recognized as expense ratably over the life of the related project; Residential Builder and Direct-to-Consumer sales commissions are expensed as incurred under the ASC 340-40-25-4 practical expedient.

Disaggregation

The Company disaggregates revenue by operating division — Commercial, Multi-Family, and Residential — and, as described above, by the timing of transfer of control (point in time versus over time). Geographic disaggregation is not separately presented because the Company’s revenue is predominantly concentrated in the Dallas-Fort Worth market. Revenue by operating division for the years ended December 31, 2024 and 2025 was as follows:

Division	December 31, 2024	December 31, 2025
Commercial	$3,523,882	$4,161,477
Multi-Family	$6,177,117	$6,493,315
Residential	$5,543,353	$5,502,672
Total revenue	$15,244,352	$16,157,464

The Commercial and Multi-Family divisions recognize revenues based on material delivered at a point in time, and installation labor provided over time; the Residential division recognizes its single integrated performance obligation upon completion of installation.

Segment Reporting and Aggregation (ASC 280)

The Company’s chief operating decision maker (“CODM”) — the Executive Officers, acting jointly — receives division-level financial information regularly to make decisions about resource allocation and performance. The Commercial, Multi-Family, and Residential divisions individually meet the operating-segment definition of ASC 280-10-50-1 and have been evaluated for aggregation under ASC 280-10-50-11. Management concluded that the divisions have similar long-term economic characteristics and are similar in (i) the nature of products and services (fabricated stone surfaces — quartz, granite, marble, with solid surface as a Multi-Family add-on), (ii) production processes (single Texas fabrication facility, common Moraware workflow, common crews), (iii) customer types (B2B project-construction customers in all three divisions, including the residential subdivisions which are sold through builders or through Home Depot’s installed-sales channel), (iv) distribution methods (cut, transport, install at the project site by Company crews), and (v) regulatory environment (uniform US/Texas regulatory regime — OSHA general industry, OSHA construction, silica regulations, Texas sales tax). Aggregating the three divisions, the Company reports as a single reportable segment in its consolidated financial statements, supplemented by the disaggregated-revenue disclosure above and the major-customer disclosure in Note 5 (Concentration of Credit Risk).

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 12 — Income Taxes

The Company is a multi-member Texas limited liability company treated as a partnership for U.S. federal income tax purposes and accordingly is not subject to U.S. federal income tax. Our taxable income flows through to our members and are reported on their own individual tax returns. We file an annual U.S. Return of Partnership Income (Form 1065) as a flow-through entity, and no provision for U.S. federal income tax is recorded in these consolidated financial statements.

We are subject to certain state and local taxes, including Texas franchise (margin) tax and sales and use tax, which we recognize as incurred and present within Operating Expenses on the income statement.

We have evaluated our tax positions and have not identified any uncertain tax positions requiring recognition or disclosure in these consolidated financial statements. Tax years remain open to examination for the periods for which the statutes of limitation have not lapsed.

Because we operate as a pass-through entity for federal income tax purposes through December 31, 2025, we do not recognize deferred taxes at the entity level. The only income-based tax we recognize is the Texas Franchise Tax current provision described above; we identified no material temporary differences attributable to that provision. As discussed in Note 16, we expect to convert to C-corporation status in a future period, at which point we will begin recognizing deferred taxes on the temporary differences that exist at conversion.

Note 13 — Commitments and Contingencies

Lease Commitments

See Note 8 for the Company’s lease and associated financial commitments, including maturities.

Legal Proceedings

From time to time, the Company may be subject to legal proceedings and claims arising in the ordinary course of business. Based on management’s review of information currently available, including communications with external counsel, management does not believe that any pending or threatened matters at December 31, 2025 are reasonably expected to have a material adverse effect on the Company’s financial position, results of operations, or cash flows. There are no material pending legal proceedings to which the Company is a party as of the date of these consolidated financial statements.

Warranties

The Company provides a standard one-year warranty on Commercial and Multi-Family projects covering defects in materials and workmanship. See Note 11; Revenue for the Company’s accounting policy for the assurance-type warranty.

Personal Guarantees on Samson MCA Facility

The Company’s obligations under the Samson MCA Sale of Future Receipts Agreement are supported by personal guarantees from two related-party LLCs of the Company’s Executive Officers — Apex Pryme Capital, LLC (operated by Robert A. Finley Jr) and JLG Mergers and Acquisitions LLC (operated by Scott W. Hartman). On Event of Default under the Samson facility, the guarantor LLCs are obligated for:

•        The unremitted balance of the Purchased Amount of Future Receipts at the time of default (acceleration to 100% Specified Percentage)

•        Plus 30% attorneys’ fees on the unremitted balance

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 13 — Commitments and Contingencies (cont.)

•        Plus standard UCC secured-creditor remedies with respect to the Future Receipts

Period	Approx. unremitted Purchased Amount	+ 30% attorneys’ fees	Approx. maximum guarantor exposure
At December 31, 2025	~$1,771,157	~$531,347	~$2,302,504

The Company is the principal obligor on the Samson facility; not the guarantor. Any recognition of a guarantee liability applies to the guarantor LLCs (Apex Pryme and JLG, on their respective books), not to the Company. The Company has not recognized any such guarantee liability on its balance sheet with respect to the personal guarantees.

The Company’s debt under the consolidated KAT Specialties, Inc. promissory note (see Note 9) is not guaranteed; only the Company is the obligor. Other than the Apex Pryme and JLG guarantees on the Samson facility, the Company has no other guaranty arrangements requiring disclosure.

Note 14 — Related Party Transactions

The Company has identified four related parties for FY2024 and FY2025. The first two (OCM and SOTG) are transaction counterparties; the last two (Apex Pryme and JLG) are personal-guarantor LLCs of the Executive Officers that had no monetary transactions with the Company.

Related Party	Nature of Relationship	Basis	Type
Onyx Capital Management LLC (“OCM”)	Management-services entity controlled by the Company’s Executive Officers	Common principal control	Transaction counterparty
Source Oil Guatemala Trading LLC (“SOTG”)	Affiliate of the Company’s Executive Officers	Common principal ownership	Transaction counterparty
Apex Pryme Capital, LLC (“Apex Pryme”)	Personal-investment-vehicle LLC of Managing Partner Robert A. Finley Jr	Common principal ownership/control	Personal guarantor of Samson facility
JLG Mergers and Acquisitions LLC (“JLG”)	Personal-investment-vehicle LLC of Managing Partner Scott W. Hartman	Common principal ownership/control	Personal guarantor of Samson facility

None of the four related parties is consolidated in these consolidated financial statements. Each is a separate legal entity with its own ownership and operations; the Company holds no equity interest in and does not control any of them.

The following table summarizes the principal transactions and year-end balances with the two transaction counterparties for FY2024 and FY2025:

Party	Nature of Relationship	December 31, 2024 Transaction $	December 31, 2025 Transaction $	Balance 12/31/2024	Balance 12/31/2025
OCM	Management-services entity under common principal control	$494,000 (Distributions to Managing Members)	$491,000 (Distributions to Managing Members)	—	—
SOTG	Common-principal-ownership affiliate; short-term working-capital advances	$490,000 (advances received)	$70,000 (advances received)	$170,000 (Loan Payable — SOTG)	$0

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 14 — Related Party Transactions (cont.)

OCM — Distributions to Managing Members

OCM is a management-services entity controlled by the Company’s Executive Officers. Amounts paid to or on behalf of OCM are accounted for as distributions to members.

Period	Distributions to Managing Members	Approximate Monthly Run-Rate
December 31, 2025	$491,000	~$41,000/month
December 31, 2024	$494,000	~$41,000/month

No amounts were payable to OCM at December 31, 2024 or December 31, 2025.

SOTG — Common-Ownership Affiliate

Source Oil Guatemala Trading LLC (“SOTG”) is an entity affiliated with the Company through common principal ownership. During FY2024 and FY2025 SOTG extended short-term advances to the Company that were fully repaid by year-end 2025.

Years Ended December 31, 2025 and 2024.    The Company received short-term advances from SOTG, recorded as Loan Payable — SOTG.

Period	Direction	New Activity	Repayments	Net Change	Year-End Balance
December 31, 2024 (Loan Payable – SOTG)	SOTG → Company	$490,000	$(320,000)	$170,000	$170,000
December 31, 2025 (Loan Payable – SOTG)	SOTG → Company	$70,000	$(240,000)	$(170,000)	$0

At December 31, 2025, no amounts are outstanding to or from SOTG. Short-term advances did not bear stated interest.

Apex Pryme Capital, LLC and JLG Mergers and Acquisitions LLC — Personal Guarantors

Apex Pryme Capital, LLC (“Apex Pryme”) and JLG Mergers and Acquisitions LLC (“JLG”) are personal-investment-vehicle LLCs of the Company’s Executive Officers. Each is identified as a related party solely because it has provided a personal guarantee of the Company’s obligations under the Samson facility; neither is a transaction counterparty. No consulting fees, purchases, sales, loans, or other consideration flowed between the Company and either LLC during FY2024 or FY2025. For the guarantee terms and the maximum exposure at December 31, 2025, see Note 13.

Other Principal-Shareholder Transactions

Management has affirmatively considered whether any other principal-shareholder transactions exist and concluded no other related-party arrangements exist for FY2024 or FY2025.

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 15 — Defined Contribution Plan

The Company sponsors a safe-harbor 401(k) defined contribution plan covering all employees who are eligible to participate upon hire. The Company matches 100% of participant elective deferrals up to 6% of eligible compensation. Employer matching contributions are recognized as compensation expense in the period earned and totaled $103,854 and $158,585 for the years ended December 31, 2024 and 2025, respectively.

Period	Employer Contribution Cost
December 31, 2024	$105,899
December 31, 2025	$114,651

Note 16 — Subsequent Events

In accordance with ASC 855, Subsequent Events, management has evaluated events and transactions occurring after the balance sheet date of December 31, 2025 through the date of this report. Subsequent events that provide additional evidence about conditions that existed at the balance sheet date (Type I) are recognized as adjustments to the consolidated financial statements; events arising after the balance sheet date (Type II) are disclosed but do not result in adjustments.

Type I Subsequent Events (Recognized — Adjustment to FY2025 Consolidated Financial Statements)

Tariff Refund — FY2025 Recognized Amount. On February 20, 2026 the United State Supreme Court ruled that the President’s imposition of additional reciprocal tariffs since April 2025 are illegal. The Company sustained these tariffs in connection with its purchases of countertop materials from China and Vietnam. The Company has received confirmation of entitlement to a tariff refund of $60,716 attributable to its FY2025 import activity. Because this refund relates to amounts paid in FY2025 and provides additional evidence about conditions that existed at the December 31, 2025 balance sheet date, it is recognized as a Type I subsequent event and recorded in the FY2025 consolidated financial statements. The refund reduces Cost of Goods Sold (Duty cost of sales) by $60,716, with a corresponding Other Receivable recognized at December 31, 2025. There is no adjustment to the carrying value of inventory.

Type II Subsequent Events (Non-Recognized — Disclosure Only)

IPO Advisory Engagement — Z2 Capital (March 6, 2026).    On March 6, 2026, the Company executed an engagement agreement with Z2 Capital for investment banking advisory services in connection with a potential initial public offering. Z2 Capital has been retained to advise on the Company’s capital raise strategy, financial preparation, and the filing of a registration statement on Form S-1. A retainer invoice was issued on March 9, 2026. This engagement represents a material commitment to pursue a public offering and is expected to significantly change the Company’s capital structure, governance structure, and reporting obligations. On the basis of management’s evaluation of subsequent events through the date these consolidated financial statements were available to be issued the management of the Company has determined that no adjustment to the December 31, 2025 consolidated financial statements is required.

Samson Facility Amendment (February 2026).    Effective on or about February 24, 2026, we amended the Samson facility in effect at December 31, 2025 to reduce the weekly Periodic Amount by approximately 50%, from $34,061 to $17,030. This amendment was negotiated and became effective after the December 31, 2025 balance sheet date and does not provide additional evidence about conditions that existed at that date; accordingly, we account for it as a Type II subsequent event and have made no adjustment to the December 31, 2025 consolidated financial statements.

ONYX CAPITAL TEQUILA PARTNERS IV LLC D/B/A KAT FABRICATORS

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Note 16 — Subsequent Events (cont.)

2023 Partnership Tax Return Form 1065 — In June 2026 during the course of evaluating our treatment of the Asset Purchase Agreement of February 28, 2023, we determined that the 2023 Federal Tax Return Form 1065 needs to be amended to correctly account for acquisition accounting. The amendment will reduce 2023 Other Income reported on Schedule K by the amount of $2,061,055. As it is a flow-through entity filing, this amendment will be allocated to each member in Schedule K-1 in accordance with the Operating Agreement. As this amended tax return is imminent but not yet filed, and all of the consequences of the refunds in these consolidated financial statements are not yet certain; including the fact that the legal form of the entity is a multi-member LLC acting as a partnership, we are not recognizing this prospective tax benefit in these consolidated financial statements.

Election to Convert to C Corporation — The members have agreed to convert the Company to a C corporation. We expect the conversion to occur in a future period. Effective the date of the conversion we will be subject to entity-level federal income tax and will no longer pass taxable income and losses through to our members, and we will begin recognizing deferred taxes as discussed in Note 12. On the basis of our evaluation of our accounting and tax records, management does not expect any significant impact from this conversion on these consolidated financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount and non-accountable expense allowance, payable in connection with the sale of common stock being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fee and the NYSE American and NYSE Texas listing fee.

Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority filing fee		*
NYSE American initial listing fee and NYSE Texas initial listing fee		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

____________

*        To be filed by amendment.

Note: Expense figures are derived from the “Representative Budget” provided and represent the estimated Listing Total costs.

Item 14.     Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the corporation. DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our Certificate of Incorporation provides for indemnification of our directors and officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in our Certificate of Incorporation and to provide additional procedural protections. There is no pending litigation or proceeding involving any of our directors or executive officers for which indemnification is sought.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for (i) a director’s or officer’s breach of the director’s or officer’s duty of loyalty to our company or our stockholders, (ii) a director’s or officer’s act or omission not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) a director’s unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit and (v) an officer in any action by or in the right of the corporation. Our Certificate of Incorporation provides for exculpation of our directors and officers to the fullest extent permitted by the DGCL.

We intend to enter into indemnification agreements with each of our executive officers and directors. These agreements, among other things, will require the Company to indemnify each executive officer and director to the fullest extent permitted by Delaware law, including indemnification of expenses, such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Company, arising out of the person’s services as a director or executive officer.

We expect to maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Company with respect to indemnification payments that it may make to such directors and officers.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters against certain liabilities, including liabilities under the Securities Act.

Item 15.     Recent Sales of Unregistered Securities.

None.

Item 16.     Exhibits and Financial Statement Schedules.

(a) Exhibits.    See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules.    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17.     Undertakings.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)    for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dallas, in the State of Texas, on September [•], 2026.

KAT Construction Services, Inc.
By:
Name: Scott Hartman
Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Scott Hartman with full power to act alone and without the others, his true and lawful attorney-in-fact, with full power of substitution, and with the authority to execute in the name of each such person, any and all amendments (including without limitation, post-effective amendments) to this registration statement, to sign any and all additional registration statements relating to the same offering of securities as this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file such registration statements with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/		______, 2026
Scott Hartman	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
/s/		______, 2026
Mike Ogden	President of Residential Division
/s/		______, 2026
Garrett Kiefer	Controller (Principal Financial and Accounting Officer)
/s/		______, 2026
Robert Finley	Director and Chief Revenue Officer

INDEX TO EXHIBITS

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1**	Certificate of Incorporation of KAT Construction Services, Inc.
3.2	Bylaws of KAT Construction Services, Inc.
3.3	Certificate of Designation of Series A Preferred Stock
4.1*	Specimen Common Stock Certificate.
4.2*	Form of Representatives’ Warrant.
5.1*	Opinion of Whiteford, Taylor & Preston LLP, counsel to the Registrant.
10.1†*	2026 Incentive Award Plan
10.2†*	Form of Indemnification Agreement between KAT Construction Services, Inc. and each of its directors and officers.
10.3†**	Investment Advisory Agreement by and between Onyx Capital Management LLC and Onyx Capital Tequila Partner IV LLC
10.4**	Asset Purchase Agreement, dated as of February 28, 2023, by and between Kat Specialties, Inc. and Onyx Capital Tequila Partner IV LLC
10.5**	First Amendment to the Asset Purchase Agreement, effective as of June 1, 2025, by and between Kat Specialties, Inc. and Onyx Capital Tequila Partner IV LLC
10.6**	Promissory note of $100,000, dated as of February 28, 2023, issued by Onyx Capital Tequila Partner IV LLC
10.7**	New Promissory Note of $576,838, effective as of June 1, 2025, issued by Onyx Capital Tequila Partner IV LLC
10.8**	Consulting Agreement, effective as of June 1, 2025, by and between Kat Specialties, Inc. and Onyx Capital Tequila Partner IV LLC
10.9**	Asset Purchase Agreement, dated as of September 1, 2024, by and between GDI Manufacturing LLC DBA Goodall Distributors and Onyx Capital Tequila Partner IV LLC
10.10**	The Home Depot Master Service Provider Agreement, dated as of October 21, 2024, by and between Onyx Capital Tequila Partner IV LLC and Home Depot U.S.A., Inc.
10.11**	Samson Funding Revenue Based Financing Agreement, effective as of December 3, 2025, by and between Samson MCA LLC and Onyx Capital Tequila Partner IV LLC
10.12**	Lease agreement for the registrant’s Dallas, Texas facility.
10.13*	Form of Lock-Up Agreement
10.14**	Master Account Receivable Purchase and Security Agreement, dated as of December 4, 2024, by and between CapitalPlus Financial Services, LLC and Onyx Capital Tequila Partner IV LLC.
14.1*	Code of Business Conduct and Ethics
21.1	List of Subsidiaries of KAT Construction Services, Inc.
23.1*	Consent of Kreit & Chiu CPA LLP
23.2*	Consent of Whiteford, Taylor & Preston LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page hereto).
99.1*	Charter of the Audit Committee
99.2*	Charter of the Compensation Committee
99.3*	Charter of the Nominating and Corporate Governance Committee
99.4*	Consent of David Montoya to be named as director nominee
99.5*	Consent of Luisa Ingargiola to be named as director nominee
99.6*	Consent of Rich Katzmann to be named as director nominee
107*	Filing Fee Table.

____________

*        To be filed.

**      Previously filed.

†        Indicates a management contract or compensatory plan or arrangement.